

Improving Everyday Life

FLUOR CORPORATION
2008 ANNUAL REPORT

FLUOR®

Fluor Corporation

Fluor Corporation (NYSE: FLR) is one of the world's largest publicly traded engineering, procurement, construction, maintenance and project management companies. Over the past century, Fluor, through its operating subsidiaries, has become a trusted global leader in providing exceptional services and technical knowledge.

Clients rely on Fluor to deliver world-class solutions that optimize their assets, improve their competitive position and increase their long-term business success. Consistently rated as one of the world's safest contractors, Fluor's primary objective is to develop and execute projects on schedule, within budget and with excellence.

Fluor is a FORTUNE 500 company with 42,000 employees operating globally.

Table of Contents

FORWARD-LOOKING STATEMENTS

This annual report contains statements that may constitute forward-looking statements involving risks and uncertainties, including statements about our projected earning levels for calendar year 2009, market outlook, new awards, backlog levels, competition, the adequacy of funds to service debt, and implementation of strategic initiatives and organizational changes. These forward-looking statements reflect the company's current analysis of existing information as of the date of this annual report and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the company's actual results may differ materially from our expectations or projections. Additional information concerning factors that may influence Fluor's results can be found in the Form 10-K that follows this annual report under the heading "Item 1A-Risk Factors."

Dear Valued Shareholders

I am delighted to report that your company has delivered its best results ever. The dedication and hard work of our 42,000 employees have resulted in record-setting financial performance and excellent client satisfaction. Moreover, we are well positioned to capitalize on the wealth of business opportunities before us across the wide spectrum of industries Fluor serves.

Our Financial Strength

In 2008, Fluor delivered on its promise to shareholders to create value by consistently delivering superior earnings growth. Earnings grew for the sixth consecutive year, and the company set records for new awards and backlog. Net earnings advanced 35 percent to a record $720 million or $3.93 per share. Revenue was $22.3 billion, an increase of 34 percent. New awards and backlog, leading indicators of future financial performance, were up 11 percent to $25.1 billion and 10 percent to $33.2 billion, respectively. Our backlog continues to outpace our competitors.

Despite these extraordinary accomplishments, optimism for the company's future potential performance was tempered by concerns caused by the global credit crisis, commodity price pressures and significant financial market declines worldwide, which began to unfold in late 2008. Even with these challenging economic conditions, we remain confident in Fluor's ability to deliver shareholder value, as the majority of our clients base their capital investment decisions on long-term supply-and-demand models. As a result, to date, we have experienced little disruption to the volume and demand for our services. While a few projects have been slowed at the time of writing this letter, the impact to Fluor's backlog has been relatively minor.

Furthermore, because of the conservative financial strategies we've employed during this decade, Fluor's financial condition continues to be exceptionally strong. We enjoy the highest credit rating of any publicly traded company in our industry, helping to ensure access to capital markets, letters of credit and performance bonds that are critical to our success. At year-end, we had minimal debt and $2.1 billion in cash and securities. These ample resources will allow us to support future growth initiatives, both organically and potentially through strategic acquisitions.

Our Business Performance

Fluor continues to expand globally, with about 45 percent of our new awards in 2008 coming from projects outside the United States. We focused on key growth areas like the Middle East and either opened or expanded offices in Alaska, Argentina, China, Libya, Russia and Singapore. Across the various industry segments we serve, Fluor employees continued to provide outstanding service to our clients around the world.

In our Oil & Gas segment, Fluor won more than 10 major refinery projects, worked on several fast-track polysilicon projects and maintained our leadership position in the petrochemicals market, with the completion of four major complexes in the Middle East. We launched a new business unit called Fluor Offshore Solutions, leveraging the company's strong resume of building complex and remote offshore projects around the globe that dates back to the 1960s.

Significant new oil and gas awards included a $3.4 billion contract for BP America's Whiting Refinery modernization project; a $1.9 billion contract to upgrade Total's refinery in Port Arthur, Texas; the world's largest polysilicon plant in China for LDK Solar, valued at $1 billion; and a number of other significant awards across our upstream and downstream markets. Despite softening oil prices, we also continue to execute a large number of front-end engineering and design contracts, which have the potential to convert into full-scope engineering, procurement and construction projects in 2009.

In our Industrial & Infrastructure segment, new awards were strong and broad based. We won a significant contract for BHP Billiton's iron ore Rapid Growth Program in Western Australia and established an alliance with Newmont Mining to be one of two suppliers for its mining projects worldwide. In Manufacturing, we won a $420 million contract to build a new solar panel complex in Singapore for Renewable Energy Corporation.

Our Infrastructure business was selected to design and construct a 500-megawatt offshore wind farm — the world's largest — off the coast of England, under a $1.8 billion contract. Additionally, the $1.4 billion High Occupancy Toll Lanes project on the Interstate 495/Capital Beltway in Virginia proceeded following financial closing during 2008.

Our work for the U.S. government continued across a number of fronts. At the Savannah River Nuclear Site in South Carolina, the Fluor-led partnership is providing management, operations and remediation services for a five-year period under a $4 billion contract. Fluor also began logistics support work in Afghanistan under the U.S. Army's task order-based LOGCAP IV contract. At the Hanford nuclear site in Washington State, Fluor continued its long-term presence as part of a team providing safe environmental cleanup of the Central Plateau.

Our Global Services segment secured numerous contract expansions and new sole-source awards with existing clients, and multi-year contract awards were competitively won with four new clients. To expand Fluor's relationships with clients that maintain commercial assets in Europe, Global Services acquired UNEC Engineering N.V. of Belgium and Europea de Ingenieriá y Asesoramiento of Spain.

Finally, Fluor also helps meet the growing demand for electricity. Our Power segment won a contract to construct a 620-megawatt gas-fired power project that will create reliable energy with lower emissions for Brazos Electric Cooperative. For Luminant, the 1,600-megawatt coal-fired Oak Grove project progressed on schedule, and workers there eclipsed the five million safe work hour milestone. We are also installing state-of-the-art nitrogen oxide emission controls at Luminant's Sandow coal-fired power plant to improve air quality. In Germany, Fluor and its partner, E.ON Energie AG, are using Fluor's proprietary, commercially proven Econamine FG Plus℠ technology to create low-carbon power using coal as a fuel source. In our growing nuclear business, Fluor received its nuclear certificates of accreditation, placing the company in the top tier of firms capable of developing nuclear projects worldwide.

In addition to these accomplishments, our world-class safety performance continues to lead the industry. Fluor completed 2008 with an all-time record low of lost workday cases. Because of our sustained, exceptional safety performance, we were selected by the Occupational Safety and Health Administration as one of only seven U.S. companies to participate in its Voluntary Protection Programs Corporate Pilot. For more insight into Fluor's global sustainability practices, I encourage you to review page 30 of this annual report.

Our Impact on You

Many people think of Fluor as simply a large industrial contractor. Quite the contrary, we are a services company and so much more. We have designed this report to illustrate how the work Fluor employees perform actually affects the daily lives of people around the world. Over the past century, our employees have engineered and constructed power plants that light up cities, offshore platforms and refineries that fuel commerce, highways and railways that transport people and products, pharmaceutical facilities that produce medicines that make us healthier and shelter for victims of natural disasters. I invite you to read on the pages that follow about specific examples of where Fluor has contributed significantly to economic advancement and enhanced the lives of millions of people worldwide, including yours.

Our Confidence

While there are a number of uncertainties in the global economic environment today, we are encouraged by our current prospect list and the substantial earnings power of our existing backlog. Our focus on winning major, long-term capital projects with well-funded clients will continue to generate significant opportunity for the company, and as a result, we believe that 2009 has the potential to be solid for Fluor.

While it would be naïve to suggest that our projects and prospects are fully insulated from today's economic challenges, we have consulted with many of our valued clients that have reassessed their capital spending plans for 2009. For example, several of our major oil and gas clients have reaffirmed their substantial levels of global capital investment. Overall, we believe the outlook for the majority of Fluor's markets remains positive, with exciting prospects in the oil, gas, petrochemicals, power, infrastructure and government sectors. While the potential exists for near-term decline in certain markets, such as oil sands and mining, we believe that Fluor's industry diversification will continue to be an asset.

That said, I believe that the challenging global economic environment also presents opportunity for Fluor. Governments around the world are considering economic stimulus packages to spur global growth, packages that include major investments in infrastructure. We are well positioned to leverage our extensive expertise in the financing and development of major infrastructure projects. Additionally, there is growing interest in renewable energy, carbon-capture and sequestration and green technologies — areas in which Fluor already has an impressive resume.

My confidence is founded on Fluor's successful track record of taking on the toughest challenges and succeeding. Fluor's key strengths — a strong global presence, the resiliency of our industry diversification, ability to rapidly shift resources, use of advanced technologies, project execution excellence and robust financial position — clearly separate us from our principal competitors. Despite global financial disruptions, I remain optimistic that Fluor's underlying earnings potential is substantial.

Our Appreciation

In 2008, we said good-bye and thank you to two special members of the Fluor family. Lord Robin Renwick, one of our longest serving directors, retired from our Board of Directors. He served as chair of our Board's Governance Committee and made significant contributions to Fluor during his 11-year tenure. At the senior management level, Steve Gilbert, senior vice president of Human Resources and Administration, retired after 37 years of valuable service in both business and functional leadership roles.

In conclusion, I wish to extend my sincere appreciation to everyone engaged in our success. This includes our Board of Directors, whose knowledge of our business and perspective on global market opportunities add significant value to our operations. It involves our employees, whose tireless contributions and outstanding achievements are directly responsible for Fluor's achievements. And it represents our many clients and shareholders whose trust, confidence and support we deeply value.

With the talent and dedication of our people and the trust of our clients, there is no doubt that we will successfully meet the challenges that lie ahead and continue to serve you, our valued shareholders.

[signature]

Alan L. Boeckmann
Chairman and Chief Executive Officer
March 10, 2009



CONSOLIDATED NEW AWARDS
(Dollars in Billions)



30
25
20
15
10
5
0
19.3
22.6
25.1
06
07
08

CONSOLIDATED BACKLOG
(Dollars in Billions)



35
30
25
20
15
10
5
0
21.9
30.2
33.2
06
07
08

EARNINGS PER SHARE
(Dollars)



4.00
3.00
2.00
1.00
0
1.48
2.93
3.93
06
07
08

CASH AND MARKETABLE SECURITIES
(Dollars in Millions)



2,500
2,000
1,500
1,000
500
0
976
1,714
2,108
06
07
08


Industrial & Infrastructure
Minnesota Dept. of Transportation
Trunk Highway 212 Design-Build Project
Chaska, Minnesota
Power
E.ON Kentucky Utilities
Flue Gas Desulpherization
Mercer County, Kentucky
Industrial & Infrastructure
Greater Gabbard Wind Farm
Offshore Suffolk, England
Oil & Gas
Marathon Oil
Oil Refinery Upgrade and Expansion
Detroit, Michigan
Power
E.ON Energie AG
Carbon Capture Plant
Wilhelmshaven, Germany
Power
Luminant
Oak Grove Steam Electric Station
Franklin, Texas
Global Services
IBM
Facility Management
Research Triangle Park,
North Carolina
Industrial & Infrastructure
Baylor College of Medicine
Biomedical Research Facility
Houston, Texas
Government
Department of Energy
Savannah River Site
Aiken, South Carolina
Government
U.S. Army Corps of Engineers
CETAC II
Iraq
Oil & Gas
PEMEX Refinación
Lázaro Cardenas
Refining Complex
Minatitlán, Veracruz, Mexico
Oil & Gas
BG Trinidad & Tobago Ltd.
Poinsettia Topside Facilities
Offshore Trinidad and Tobago
Oil & Gas
Saudi Kayan
Petrochemical Complex
Al Jubail, Saudi Arabia
Global Services
Alabama Power
Construction and
Maintenance Services
Mobile, Alabama
Industrial & Infrastructure
Codelco
Gabriela Mistral Copper
Mining Project
Calama, Chile
Industrial & Infrastructure
Rio Tinto
QMM Ilmenite Project
Fort Dauphin, Madagascar
Industrial & Infrastructure
Scripps Research Institute
Jupiter, Florida

REVENUE BY SEGMENT


58% Oil & Gas
15% Industrial & Infrastructure
12% Global Services
6% Government
9% Power

BACKLOG BY REGION


1% Africa
4% Asia Pacific
1% Canada
1% Australia
6% Latin America
50% United States
21% Europe
16% Middle East


Oil & Gas
ConocoPhillips and CNOOC
Offshore Oil Field Development
Bohai Bay, China
Oil & Gas
OAO Tatneft
Refining Complex
Nizhnekansk, Tatarstan
Oil & Gas
Saudi International Petrochemical Co. Ltd.
Petrochemical Complex
Al Jubail, Saudi Arabia
Government
U.S. Army
LOGCAP IV
Afghanistan
Oil & Gas
LDK Solar
Polysilicon Production Facility
Xinyu City, China
Global Services
Shell Geelong Refinery
Maintenance and
Project Services
Victoria, Australia
Industrial &
Infrastructure
BHP Billiton
Iron Ore Expansion
Pilbara, Australia

All around the world, Fluor's megaproject expertise gives our clients the confidence they need to operate efficiently and effectively — even in the most remote locations and climates. From the farthest reaches of South America to the bitter cold of a Russian winter, today's natural resources and burgeoning infrastructures demand solutions without boundaries. And Fluor is ready to deliver them.

Our Operations

Oil & Gas

Overall capital investment in oil and gas projects remains substantial, despite the undeniable challenges of today's economy. That's good news for Fluor, which serves all facets of the upstream, downstream and petrochemical markets. Our global resources and large-project expertise make us one of only a few companies with the ability to deliver results on a $21.4 billion backlog.

Industrial & Infrastructure

Industrial & Infrastructure is Fluor's second-largest group, with a backlog of $6.7 billion. It's also the most diverse, encompassing transportation, mining, life sciences, telecommunications, manufacturing, and commercial and institutional. As world economies continue to expand, our Industrial & Infrastructure group will continue to be in high demand.

Government

Our Government group has a proven record of success with U.S. agencies including the Departments of Energy, Defense and Homeland Security, among others. We are confident that our solid reputation with these and other government entities will open up even more opportunities in 2009.

Global Services

Global Services is a solutions-based business group that encompasses operations and maintenance, equipment services, supply chain solutions and temporary staffing. Whether developing a cost-effective maintenance plan at the outset of a project or identifying ways to make an existing plant more profitable, the noncyclical nature of this group lends consistency and predictability to the Fluor portfolio.

Power

Our Power group designs, builds, commissions and retrofits facilities to meet the growing demand for clean electric power — and in 2008, combined-cycle gas-fired plants and plant-betterment projects led our new awards. Looking ahead, Fluor is extremely well positioned to service the growing global power generation demand across all types of fuels.


Solar-powered Lighting
Manufacturing
Heating, Ventilation, A/C Services
Operations & Maintenance
Professional & Technical Personnel
Contract Staffing
Semiconductor
Microelectronics
Gold Jewelry
Mining
Computer Products
Operations & Maintenance
Plastic Water Bottle
Petrochemicals


Glass-panel Television
Manufacturing
Project Overview
FLUOR
Copper Electrical Wiring
Mining
Polyester
Petrochemicals
Aluminum Can
Mining
Operations & Maintenance
Carpeting
Petrochemicals

We're Where You Work

Look around any office, and there's a good chance you'll see a beverage container, computer or other object whose origins can be traced to a Fluor project. Yet we also provide integrated industrial support that extends far beyond the office. For example, we mine iron ore in Western Australia, maintain the tracks for the railcars that carry it to port, build the factories that turn the ore to steel — then use the steel to construct the buildings where you work.


Appliance Steel
Operations & Maintenance
Electric Appliances
Power
Spray-on Cleaner
Operations & Maintenance
Consumer Packaging
Commercial & Institutional
Water Treatment
Federal Projects
Gas Stove
Gas Processing
Floor Laminate
Petrochemicals


Lighting
Power
Telephone
Telecommunications
Vaccinations
Life Sciences
House Paint
Petrochemicals
Plastic Container
Petrochemicals
Cosmetics
Petrochemicals

We're Where You Live

Electric lighting. Mascara. Clean water. A gas stove. Life-saving drugs. Disaster relief. Without the products and services Fluor helps bring to life, the everyday routine of the average family might look very different. Thanks to the wide-ranging industries we serve, however, these simple conveniences and modern innovations are a part of daily life. Fluor is proud to build the factories, maintain the facilities and mobilize the support you need to feel comfortable and safe where you live.



Military Support
Government Services
Aviation Fuel
Oil Refining
Emission Reduction and Carbon Capture
Power
Wind Farm
Infrastructure & Power
Environmental Remediation
Government
High Speed Rail
Infrastructure
Road
Infrastructure
Construction Equipment
Equipment & Tool Services
Snack Foods
Manufacturing


Steel Buildings
Mining
Maintenance & Facility Management
Operations & Maintenance
Bridges
Infrastructure
Logistics
Government Services
Automotive Components
Operations & Maintenance
Automotive Fuel
Oil Refining
Asphalt
Oil Refining
Plastic
Petrochemicals
Fertilizer
Gas Processing

We're Where You Play

When you think of a large global corporation like Fluor, a relaxing day at the park may not be the first image that comes to mind. But consider this — each time you get in your car, cross a bridge, pop open a soda, or even take a deep breath of clean air, Fluor is there in some way. Since our inception, clients have called on Fluor to tackle some of the toughest challenges on earth. And every day, we're doing our part to enhance the world where you play.

Delivering Everyday Essentials

The end products made possible by our Oil & Gas group are an integral part of our daily activities and help to enhance the quality of modern life. From transportation fuels to heating food on the stove, our upstream and downstream operations support the extraction, processing and delivery of oil and natural gas for use by industry and consumers. Our chemicals business line is even more diverse, playing a key role in the production of such products as carpet fibers, clothes, fertilizers, adhesives and all things plastic — including life-saving heart valves.

All around the world, Fluor builds the production facilities, pipelines, refineries and petrochemical plants that fuel the growth of communities and industries. And in 2008, Oil & Gas saw tremendous growth driven by strong global demand for our services.

Another Record Year

Oil & Gas backlog grew to a record $21.4 billion, up 15 percent over 2007. We experienced successful project completions and start-ups in all business lines in 2008. Notable completions included the Tengiz Chevroil (TCO) upstream production project in Kazakhstan, the Dow/Petrochemical Industries Company (PIC) Olefins II complex in Kuwait and the BG Poinsettia offshore drilling and gas production platform off the coast of Trinidad and Tobago. Start-ups included the Yansab petrochemical complex in Saudi Arabia for Saudi Basic Industries Corporation (SABIC) and start-up work on a solar-grade silicon production factory for Renewable Energy Corporation (REC) in the state of Washington.

We fine-tuned our global operations to take advantage of emerging opportunities in the industry, opening offices in Singapore and Alaska, expanding our operations in Russia and Argentina, and relaunching Fluor Offshore Solutions to take advantage of renewed interest in offshore production. In today's ever-changing economy, Fluor is everywhere our customers need us to be.

Notable New Awards

Downstream awards were robust in 2008, led by a $3.4 billion contract with BP America for its Whiting Refinery modernization project — the largest private investment in Indiana history. We also secured a $1.9 billion award for Total's deep conversion refinery upgrade project in Port Arthur, Texas. This contract follows the completion of Fluor's front-end engineering and design (FEED) work at the refinery. Upon completion, the upgrade will raise total output to 12 million tons per year, including an additional 3 million tons per year of ultra-low sulfur automotive diesel.

Other notable downstream awards included multiple refinery expansion contracts in the U.S. and Europe including an award for the Taneco Nizhnekamsk refinery in Tatarstan, a $300 million award for expansion of the ConocoPhillips Wood River Refinery in Illinois and a $400 million expansion contract for the Porto Refinery in Portugal.

Key upstream awards for 2008 included several large production projects including a $500 million award for the Exxon Neftegas Odoptu production project in Sakhalin Island and a $300 million consultancy-services contract for Kuwait Oil Company. We also won an LNG terminal in Spain for Enagas worth $320 million.

In our petrochemical business, new Chinese projects led the way in 2008, starting with a $1 billion project by LDK Solar in China for the world's largest polysilicon production facility. This award follows FEED work


OPERATING PROFIT
(Dollars in Millions)
800
640
480
360
160
0
306
433
724
06
07
08


NEW AWARDS
AND BACKLOG
(Dollars in Billions)
New Awards
Backlog
24
18
12
6
0
10.4
12.0
13.5
18.5
15.1
21.4
06
07
08




ConocoPhillips



Top Image: *Fluor is executing a $1.9 billion upgrade and expansion project for Marathon Oil Corporation to add considerable processing capacity to this Detroit, Michigan, refinery.* Bottom Right: *Located off the northwest coast of Trinidad in 530 feet of water, the 4,000-ton topsides for BG Trinidad & Tobago Limited's Poinsettia platform will be the largest ever installed in these waters.* Bottom Left: *Fluor played a significant role in China's largest offshore oil development project — a 190,000-barrel-per-day facility that also boasts the world's largest floating production storage and offloading topsides.*



we performed for the plant in 2007. In addition to its projected annual production capacity of 15,000 metric tons of polysilicon and 90,000 metric tons of trichlorosilane, the plant will incorporate world-class environmentally friendly standards, including state-of-the-art recycling technology. Fluor was also chosen for a $500 million expansion project for BASF-YPC in China.

The ICA Fluor business, which provides a range of upstream, downstream, mining, manufacturing and petrochemicals services in Mexico, maintained its strong position through ongoing work for PEMEX Exploration and Production.

Industry Outlook

Geographically, the Middle East continues to have strong market potential. Other key growth markets include Alaska, Southeast Asia, China, Russia, Eastern Europe and Mexico.

For 2009, we anticipate capital expenditures in our upstream segment to be our strongest market with offshore and onshore oil and gas production remaining strong. Customers will continue to make investments over the next 20 years just to keep up with expected growth in global demand. As oil & gas resources become more difficult to find, customers will be looking for oil in deeper water, harsher climates and more remote locations — conditions that Fluor is adept at handling.

The refining market will continue to grow as well. And while global economic conditions will likely result in smaller projects, we expect to see more of them. We will also see a lot of environmentally driven projects globally, including significant opportunities for clean-fuels projects in Asia, the Middle East and Mexico.

Oil & Gas reached a number of safety benchmarks in 2008, including 2 million craft hours on the LDK Solar project and more than 35 million craft hours on the Dow/PIC Olefins II project without incident.

Left Image: *This Saudi International Petrochemical Co. Ltd. complex in Al Jubail, Saudi Arabia, will manufacture acetic acid and vinyl acetate monomer — key ingredients in various industrial and consumer products.* Right: *ICA Fluor is moving forward with EPC work on Package II of the Lázaro Cárdenas refining complex for PEMEX Refinación in Minatitlán, Veracruz, México.* Bottom Right: *EPCM of utilities and offsites are under way for Saudi Kayan's petrochemical complex in Al Jubail, Saudi Arabia.* Below: *Fluor is providing EPCM services in China for LDK Solar, whose world-class polysilicon facility is expected to produce 15,000 metric tons of polysilicon annually.*







Polysilicon is an integral component of solar panels, cell phone displays and many other technological innovations, and Fluor is currently involved in multiple fast-track polysilicon projects around the world. Our strong presence in this active market is helping to offset overall cyclicality.

In Mexico, the market could open up even more for ICA Fluor, as PEMEX, the Mexican energy company, pursues their plans to expand production and refining capacity. As always, the ICA Fluor business is well positioned with diversified resources and expertise to leverage these market opportunities.

We extended our global reach in 2008, expanding our Oil & Gas offices in Moscow and Buenos Aires and launching a Singapore office to complement our operations in the Philippines, Indonesia, India and China. We also reestablished an office in Anchorage, Alaska, to support pending projects and to better position the company to support our clients.

OPERATING PROFIT
(Dollars in Millions)


250
200
150
100
50
0
76
101
208
06
07
08

NEW AWARDS AND BACKLOG
(Dollars in Billions)

New Awards
Backlog


8
6
4
2
0
4.5
5.4
3.4
6.1
5.0
6.7
06
07
08







Top Image: *Fluor provides comprehensive program management for the Scripps Research Institute's new research facility in Jupiter, Florida, where resulting biomedical research could lead to medical breakthroughs.* Bottom Right: *Completed in 2008 by a Fluor-led consortium, Minnesota's Trunk Highway 212 design-build project was recognized by* Roads and Bridges *magazine as the Number 1 Roadway Project for 2007.* Bottom Left: *Installation of Rail Shedder and Truss for BHP Billiton Iron Ore's RGP4 Expansion Project.*

Making Progress a Priority

From basic minerals to roads and bridges, many of the underpinnings of modern society begin with the Industrial & Infrastructure group. We provide the engineering solutions for processing the raw materials and build the structures designed to enhance our quality of life and keep progress moving forward. The projects we handle are among the largest, most complex initiatives on earth — yet the end results often strike a much more personal note. These include the gold and diamonds in an engagement ring, the pharmaceutical facility that produces a life-saving drug, and the telecommunications or transportation systems that keep people connected. These are just a few of the daily reminders that Fluor is improving everyday life, skillfully executing projects that reflect the priorities of corporations, governments and individuals.

Financial Highlights

Driven by strong awards in our mining and infrastructure businesses, the Industrial & Infrastructure segment recorded significant results in 2008. All told, our group posted a total of $5.0 billion in new awards and grew our backlog to $6.7 billion — an 11 percent increase over the previous year. Operating profit was very strong as well at $208 million.

The strength and diversification of our Industrial & Infrastructure group are key advantages that help to moderate the impact of economic conditions beyond our control. From hospitals and mass-transit systems to glass-panel televisions and snack chips, we execute the projects that enable our clients to meet the increasing demands of communities and consumers around the world.

Mining and Metals Projects Lead New Awards

Our mining and metals business performed extremely well, as evidenced by a number of new awards in strategic markets around the world. This includes a $1.2 billion job for Barrick Gold — the Pueblo Viejo gold mine in the Dominican Republic.

Our successful performance on existing projects allowed us to expand our role and garner repeat business with a number of clients, including Petro-Canada Oil Sands Inc. and BHP Billiton. Key awards also included continuation of one of the largest iron ore mining expansion programs in Western Australia for BHP Billiton.

A Push for Sustainability

While transportation, commercial and mining projects are a few of the longtime staples of Fluor's Industrial & Infrastructure group, environmentally driven initiatives are becoming more common. For example, in 2008 we were named as the engineering, procurement and construction (EPC) contractor for the Greater Gabbard Wind Farm, a $1.8 billion, 500-megawatt project off the east coast of the United Kingdom. When complete, this will be the world's largest offshore wind power project. Our role in the Greater Gabbard venture positions us for additional wind farm projects in the United Kingdom, where we anticipate new opportunities to develop. In fact, Fluor and Airtricity were granted the exclusive right to develop an offshore wind farm off the coast of Scotland in 2009.



Mining and metals projects were supported by the Santiago, Melbourne, San Francisco, Vancouver and Johannesburg offices in 2008. We also leveraged Fluor offices in Abu Dhabi, Manila, Shanghai, Camberley and Mexico to support the execution of our projects.

Left Image: *The QMM Ilmenite project in Madagascar for Rio Tinto is designed to facilitate recovery of titanium minerals for further processing into a high-grade chloride slag.* Right: *Fluor's design innovations as program manager for Baylor's new biomedical research facility in Houston, Texas, led to a new functional program that increased the facility's useable space by one floor while adhering to budget constraints.* Below: *Completed in a record 22 months by Fluor Chile, the Gabriela Mistral (Gaby) mining project produces 150,000 metric tons of cathode copper per year.*



Another notable win with an eco-friendly objective is a $400 million contract with Renewable Energy Corporation (REC) for a solar panel manufacturing complex in Singapore. Our manufacturing and life sciences business line will handle engineering, procurement, construction and commissioning services for utilities, infrastructure, facilities and roadways. Upon completion, the plant will produce wafers, cells and modules to support the global market for solar energy.

Other Global Highlights

In the United States, Fluor was awarded the Mid-City/Expo Light Rail project for the Los Angeles County Metropolitan Authority, and we financially closed and broke ground on the Capital Beltway High Occupancy Toll Lanes project on Interstate 495 in northern Virginia.

Work has been strong in the United Arab Emirates, punctuated by two projects with the Mubadala Development Company. We're performing construction management for the Cleveland Clinic Hospital in Abu Dhabi, a cutting-edge medical facility that represents our entry into the healthcare market on a significant scale. We're also the construction manager for the new stock exchange nearby — the Abu Dhabi Financial Center.

We marked successful completion of several major projects in mining and metals, including a copper mine in Chile for Codelco, the Yanacocha gold mill in Peru, the KNS furnace rebuild in Western Australia, the San Bartolomé silver mine in Bolivia and a copper project in Arizona.


BCM

2009 and Beyond

In mining and metals, we expect new orders to slow as the market comes down from the four-year cycle that fueled high prices for commodities. However, Australia will continue to be a focus as we move forward with significant new opportunities there.

From an infrastructure standpoint, we expect North America and Europe to remain strong. Existing and proposed public-works initiatives in these regions should generate new opportunities, and Fluor has the resources to mobilize quickly on these large-scale projects. Not only is this good news for Fluor, but it can also benefit small local contractors as we engage their services to help us build these complex projects.

Overall, we anticipate that new awards for 2009 may be affected by the global economic downturn. Yet with our solid backlog and strong position in the marketplace, our Industrial & Infrastructure group should remain on track for solid earnings in 2009.

Serving the Public

The projects our Government group tackles are as multifaceted as the federal agencies we serve. We decommission nuclear facilities, replacing weapons plants with environmentally safe parks and wetlands. We support our troops overseas and refuel aircraft at military bases. We provide vocational training programs to help develop new skilled workers. And when disaster strikes, we help communities pick up the pieces. From environmental responsibility to emergency preparedness, we are there.

Performance Highlights

We generated an operating profit of $52 million, won $1.4 billion in new awards and ended the year with a backlog of $804 million. We also reaped considerable operating efficiencies as we reduced overhead costs.

In addition to our financial accomplishments, Fluor Hanford received the prestigious Robert W. Campbell International Award for excellence in safety, presented by the National Safety Council. Fluor Hanford employs 3,600 people who are responsible for everything from maintaining infrastructure to retrieving and processing radioactive and chemical waste. The international review panel was impressed with Fluor's initiatives to help safeguard employees both on and off the job.

The consistency and strength of our performance has made Fluor a provider of choice for a number of federal agencies, including the Department of Energy (DOE) — and our work at Savannah River will further enhance our resume in this arena. We expect more opportunities in nuclear decommissioning and environmental cleanup to arise at additional sites in the United States.

Notable New Awards

We increased our support for contingency operations for the U.S. Departments of Defense and Homeland Security in 2008, including various task orders by the U.S. Army Corps of Engineers Transatlantic Programs Center (CETAC) for contingency operations in Iraq. Driven by solid performance, CETAC contributions for the year grew substantially. We also received numerous public assistance task orders from the Federal Emergency Management Agency (FEMA), a long-term client. In addition, we were approved to provide support for troops and bases in Afghanistan as part of the Army's Logistics Civilian Augmentation Program (LOGCAP IV) contract.

We strengthened our relationship with the DOE as well. We continue to provide contract support services for nuclear cleanup efforts at the Hanford Site in Washington state, where Fluor has served as a prime contractor since 1996. And in 2008, a Fluor-led team secured a new five-year contract for site operation and remediation at the Savannah River nuclear site in South Carolina and completed a successful transition. Fluor's contract award in 2008 totaled about $600 million, including transitional activities and the first full year of this five-year contract. In addition, the contract award includes five one-year renewal options that could add an additional $350 million per year to Fluor's contract value. The site is also home to the Savannah River National Laboratory, which may offer additional opportunities for Fluor.

Steady Opportunities

While global economic conditions are a consideration in any multinational business, the stable nature of government work makes it relatively recession-resistant. The military must respond as required to world events. Long-term environmental cleanup projects must progress. And federal agencies must always be prepared to assist in the event of a disaster.

As we enter 2009, economic stimulus initiatives under consideration by the U.S. government could bring new projects to the forefront, opening up even more avenues for Fluor to serve — a company with the proven track record and experience that government agencies turn to again and again.


OPERATING PROFIT
(Dollars in Millions)
60
48
36
24
12
0
18
29
52
06
07
08


NEW AWARDS AND BACKLOG
(Dollars in Billions)
New Awards
Backlog
2.500
1.875
1.250
0.625
0
2.2
0.8
1.2
0.7
1.4
0.8
06
07
08







Top Image: *Savannah River Nuclear Solutions, a Fluor-led partnership, successfully assumed responsibilities to manage and operate the Department of Energy's Savannah River Site in 2008.* Bottom Right: *Through our LOGCAP contract, Fluor provides a contract workforce on the battlefield as a force multiplier augmenting the U.S. Army's capabilities.* Bottom Left: *Fluor supports the U.S. Army Corps of Engineers in Iraq by providing construction, operations, maintenance and life-support services throughout the country.*


OPERATING PROFIT
(Dollars in Millions)
250
200
150
100
50
0
06
07
08
152
201
229


NEW AWARDS AND BACKLOG
(Dollars in Billions)
New Awards
Backlog
3.0
2.5
2.0
1.5
1.0
0.5
0.0
06
07
08
1.6
2.3
2.2
2.5
2.1
2.6


FMS





Top Image: *Fluor supports Alabama Power's Barry electric generating station near Mobile, Alabama, with our robust construction and maintenance services.* Bottom Right: *Our facility management services for IBM in Research Triangle Park, North Carolina, include design and construction of this Executive Briefing Center.* Bottom Left: *In an alliance with Shell Geelong Refinery, located in Victoria, Australia, Fluor delivers maintenance and project services.*

Solutions on Demand

The indispensable services and solutions we provide often take place behind the scenes. Yet in so many ways, Global Services is doing what needs to be done to enhance the ways that people live, work and play.

For example, we perform environmental retrofits for several electric power generation companies in the U.S., which help reduce nitrogen oxide and sulfur dioxide emissions by 93 percent to improve local air quality. We've introduced blast-resistant air shelters to shield workers at various job sites, protecting workers from potential blast waves while offering additional benefits in terms of project efficiency. And in the Caribbean, we maintain a fleet of 300 trucks and forklifts for a beverage company, providing the support our client needs to satisfy thirsty customers.

Together, our Operations & Maintenance, AMECO®, Procurement and TRS® Staffing Solutions businesses bring added value to clients and consumers all over the world.

Economic Resilience

Despite the global credit crunch, Global Services continues to benefit from long-term relationships. We've posted a double-digit compound annual growth rate over the last five years. And in 2008, our operating profit reached $229 million, up 14 percent over last year. Financial performance for our AMECO® equipment and tool services unit was especially strong, with record revenue.

From maintenance and small capital project activities provided by thousands of Fluor employees each day to periodic shutdown and turnaround work performed by our Plant Performance Services (P2S) subsidiary, many of the services we provide are critical to our clients' ongoing operations. In this way, Global Services helps moderate some of Fluor's more cyclical businesses.

Building on Relationships

We expanded our scope of services with a number of existing clients in 2008, including those in the oil & gas, mining, metals, chemicals and high-tech industries. We also won work with clients in new markets including a global supplier of food ingredients and a major solar energy company.

In addition, we opened or acquired new offices to better support our clients, including offices in Belgium and Spain to expand our capabilities in Europe. TRS Staffing Solutions continued its role as a key provider of contract staffing professionals to Fluor's project teams and achieved preferred supplier status with several external clients in the oil & gas and infrastructure markets.

During 2008, our procurement organization made commitments for a record volume of goods and services on behalf of all Fluor business segments. And our AMECO® unit established a global account sales team, which is driving significant new business.

Global Services extends Fluor's reach in many ways. We bring valuable technologies and processes to the forefront, helping clients operate more efficiently. We strengthen client relationships by providing long-term solutions. And we complement other Fluor groups by providing site and fleet services, contract staffing solutions, procurement, turnarounds and much more.

Opportunities Ahead

As we enter 2009, Global Services is poised to benefit from continued demand for technical services and solutions. We expect to see opportunities in the power and refining markets, as clients tackle the small capital and plant turnaround projects that have been postponed in recent years. Additionally, when the U.S. government moves forward with public works projects as expected, we'll be ready to help Fluor ramp up quickly to help our clients get the job done. With the combined strengths of our integrated solutions offering, Global Services clients can operate with the agility and efficiency that today's economy demands.

Generation for Today and Tomorrow

With global demand for power on the rise, some developing countries are ramping up generation capacity for the first time — while other nations are updating or replacing aging technologies with greener alternatives. Fluor is uniquely qualified to help clients meet their objectives, offering comprehensive capabilities in solid fuels, biomass, natural gas, integrated gasification combined cycle (IGCC), next-generation nuclear and plant betterment. The projects we handle are large and complex. Yet every bright light, electrical outlet and thermostat is a subtle reminder that Fluor is improving everyday life.

Year in Review

Revenues of $1.9 billion were up 64 percent over 2007, and operating profit was up 98 percent to $76 million. Ending backlog for the group was $1.8 billion.

Despite a moratorium on most new coal-fired plants in the United States, the Power group garnered new awards revenue totaling $1.3 billion as new business shifted to gas-fired and plant-betterment opportunities in both U.S. and international markets.

We won two combined-cycle gas-fired projects, an industrial cogeneration facility in California and a $500 million project for a 620-megawatt plant for Brazos Electric Power Cooperative in Jack County, Texas. We also expanded our scope of work with an existing client in Spain with an award for engineering work on the Soto V combined-cycle project.

In our nuclear business line, we won a new award for blast-wall construction at the Oconee Nuclear Station in South Carolina and continued to provide engineering services for two proposed advanced boiling water nuclear reactors for Toshiba International Corporation in South Texas.

The Edison Electric Institute estimates that in the U.S. alone, electric providers will need to invest $1.5 to $2 trillion by 2030 to ensure a resilient, reliable electric grid with higher efficiency and lower emissions. Fluor is a leader in providing the power-generation and plant-betterment technologies to help customers deliver on these strategic and environmental challenges.

Cleaner Energy Opportunities

Air quality is a growing priority in many of the regions we serve, and federal emissions mandates such as the Clean Air Interstate Rule and the Clean Air Mercury Rule must be addressed in the United States, along with carbon dioxide caps and pending initiatives in Europe.

The Power group is executing various flue-gas desulfurization (FGD) retrofits of coal-fired plants throughout the United States, including scrubbers for Luminant in Texas and E.ON U.S. in Kentucky. In addition, the Power group is leveraging Fluor's commercially proven Econamine FG Plus^{SM} carbon capture technology for CO_2 sequestration. We are currently engaged in a CO_2 Capture Demonstration Project with E.ON Energie AG in Wilhelmshaven, Germany, and we signed our first contract to provide front-end engineering for a CO_2 capture project with Gassnova of Norway.

As evidenced by our new awards and ongoing projects in the nuclear arena, nuclear energy is another clean-air option gaining momentum in the United States. We reestablished our nuclear business line in 2007, and we've received the required nuclear construction certification "N-stamps," an important prerequisite to securing major contracts in this market.

Whatever solutions the power market requires, Fluor has the reach and expertise to help our clients keep the lights on for the customers they serve.

OPERATING PROFIT
(Dollars in Millions)


80
60
40
20
0
4
38
76
06
07
08

NEW AWARDS AND BACKLOG


New Awards
Backlog
2.500
1.875
1.250
0.625
0
0.6
1.3
2.2
2.4
1.3
1.8
06
07
08







Top Image: *This 1,600-megawatt Oak Grove Steam Electric Station near Franklin, Texas, features state-of-the-art emissions control technology to help protect the air we breathe.* Bottom Right: *This retrofitted pilot plant, featuring Fluor's commercially proven Econamine FG Plus^{SM} carbon capture technology, is set to commence operation in Wilhelmshaven, Germany, in 2010.* Bottom Left: *Fluor is providing critical EPC and commissioning services to help E.ON Kentucky Utilities ensure SO_2 compliance — and enhance air quality — at its E.W. Brown Station.*

New Awards and Backlog Data

2008 CONSOLIDATED NEW AWARDS


60% Oil & Gas
20% Industrial & Infrastructure
9% Global Services
5% Power
6% Government

New Awards By Segment

Year Ended December 31	2008	Percent	2007	Percent	2006	Percent
($ in millions)						
Oil & Gas	$ 15,147	60%	$ 13,540	60%	$ 10,410	54%
Industrial & Infrastructure	5,046	20%	3,364	15%	4,455	23%
Global Services	2,146	9%	2,237	10%	1,606	9%
Power	1,339	5%	2,226	10%	635	3%
Government	1,380	6%	1,223	5%	2,170	11%
Total New Awards	$ 25,058	100%	$ 22,590	100%	$ 19,276	100%

New Awards By Region

Year Ended December 31	2008	Percent	2007	Percent	2006	Percent
($ in millions)						
United States	$ 13,701	55%	$ 10,626	47%	$ 9,526	49%
Europe, Africa and Middle East	6,634	26%	8,734	39%	6,652	35%
Americas	2,494	10%	1,642	7%	2,353	12%
Asia Pacific (includes Australia)	2,229	9%	1,588	7%	745	4%
Total New Awards	$ 25,058	100%	$ 22,590	100%	$ 19,276	100%

CONSOLIDATED BACKLOG


64% Oil & Gas
20% Industrial & Infrastructure
8% Global Services
5% Power
3% Government

Backlog By Segment

Year Ended December 31	2008	Percent	2007	Percent	2006	Percent
($ in millions)						
Oil & Gas	$ 21,368	64%	$ 18,517	61%	$ 11,986	55%
Industrial & Infrastructure	6,691	20%	6,053	20%	5,438	25%
Global Services	2,606	8%	2,481	8%	2,337	10%
Power	1,776	5%	2,380	8%	1,277	6%
Government	804	3%	740	3%	840	4%
Total Backlog	$ 33,245	100%	$ 30,171	100%	$ 21,878	100%

Backlog By Region

Year Ended December 31	2008	Percent	2007	Percent	2006	Percent
($ in millions)						
United States	$ 16,767	50%	$ 13,326	44%	$ 9,010	41%
Europe, Africa and Middle East	12,478	38%	12,894	43%	9,080	42%
Asia Pacific (includes Australia)	1,681	5%	2,096	7%	1,096	5%
Americas	2,319	7%	1,855	6%	2,692	12%
Total Backlog	$ 33,245	100%	$ 30,171	100%	$ 21,878	100%

Fluor Corporation 2008 Annual Report

Selected Financial Data

Consolidated Operating Results

Year Ended December 31	2008	2007	2006	2005	2004
(in millions, except per-share and employee information)					
Revenue	$ 22,325.9	$ 16,691.0	$ 14,078.5	$ 13,161.0	$ 9,380.3
Earnings before taxes	1,114.4	649.1	382.0	299.6	281.2
Net earnings	720.5	533.3	263.5	227.3	186.7
Earnings per share					
Basic*	4.06	3.06	1.53	1.34	1.15
Diluted*	3.93	2.93	1.48	1.31	1.13
Return on average shareholders' equity	28.3%	27.7%	15.2%	15.5%	15.7%
Cash dividends per common share*	$ 0.50	$ 0.40	$ 0.40	$ 0.32	$ 0.32

Consolidated Financial Position

	2008	2007	2006	2005	2004
Current assets	$ 4,668.7	$ 4,059.5	$ 3,323.6	$ 3,108.2	$ 2,723.3
Current liabilities	3,162.6	2,860.1	2,406.3	2,339.3	1,764.0
Working capital	1,506.1	1,199.4	917.3	768.9	959.3
Property, plant and equipment, net	799.8	784.4	692.1	581.5	527.8
Total assets	6,423.7	5,796.2	4,874.9	4,574.4	3,969.6
Capitalization					
Convertible Senior Notes	133.6	307.2	330.0	330.0	330.0
Non-recourse project finance debt	–	–	192.8	57.6	–
Other debt obligations	17.7	17.7	36.8	34.5	147.6
Shareholders' equity	2,671.1	2,274.5	1,730.5	1,630.6	1,335.8
Total capitalization	2,822.4	2,599.4	2,290.1	2,052.7	1,813.4
Total debt as a percent of total capitalization	5.4%	12.5%	24.4%	20.6%	26.3%
Shareholders' equity per common share*	$ 14.71	$ 12.82	$ 9.83	$ 9.36	$ 7.90
Common shares outstanding at year end*	181.6	177.4	176.0	174.2	169.0

Other Data

	2008	2007	2006	2005	2004
New awards	$ 25,057.8	$ 22,590.1	$ 19,276.2	$ 12,517.4	$ 13,028.6
Backlog at year end	33,245.3	30,170.8	21,877.7	14,926.6	14,765.8
Capital expenditures	299.6	284.2	274.1	213.2	104.4
Cash provided by (used in) operating activities	$ 951.1	$ 905.0	$ 296.2	$ 408.7	$ (84.2)
Salaried employees	27,958	25,842	22,078	17,795	17,344
Craft/hourly employees	14,161	15,418	15,482	17,041	17,455
Total employees	42,119	41,260	37,560	34,836	34,799

Net earnings in 2008 includes a pre-tax gain of $79 million ($0.27 per share*) from the sale of a joint venture interest in a wind power project in the United Kingdom and tax benefits of $28 million ($0.15 per share*) resulting from statute expirations and tax settlements that favorably impacted the effective tax rate. Net earnings in 2007 includes a credit of $123 million ($0.68 per share*) relating to the favorable settlement of tax audits for the years 1996 through 2000.

*All share and per share amounts were adjusted for the July 16, 2008 two-for-one stock split.

Board of Directors



From left to right, front row:

Alan L. Boeckmann
Chairman of the Board and Chief Executive Officer; Director of Burlington Northern Santa Fe and BHP Billiton Limited (2001) (1)

Peter J. Fluor
Fluor's lead independent director; Chairman and Chief Executive Officer of Texas Crude Energy, Inc.; Director of Anadarko Petroleum and Cameron International Corporation (1984) (1) (3) (4)

Back row:

Dr. Peter S. Watson
President and Chief Executive Officer of Dwight Group (2005) (3) (4)

Admiral Joseph W. Prueher
U.S. Navy (retired); Professor and Senior Advisor, Stanford University; Former U.S. Ambassador to the People's Republic of China; Director of Emerson Electric Co. and DynCorp International Inc. (2003) (3) (4)

Dean R. O'Hare
Retired Chairman and Chief Executive Officer of The Chubb Corporation; Director of AGL Resources and H.J. Heinz Company (1997) (1) (2) (3)

Dr. Suzanne H. Woolsey
Former Chief Communications Officer for the National Academies; Trustee of Van Kampen Funds, Inc. (2004) (2) (3)

Kent Kresa
Chairman Emeritus and former Chairman and Chief Executive Officer of Northrop Grumman Corporation; Director of Avery Dennison Corporation, General Motors Corporation and MannKind Corporation (2003) (1) (2) (4)

Vilma S. Martinez
Partner at the law firm of Munger, Tolles & Olson; Director of Burlington Northern Santa Fe Corporation (1993) (2) (3)

Ilesanmi Adesida
Dean of the College of Engineering, University of Illinois at Urbana-Champaign (2007) (2) (4)

James T. Hackett
Chairman of the Board, President and Chief Executive Officer of Anadarko Petroleum Corporation; Director of Halliburton Company (2001) (3) (4)

Peter K. Barker
Retired Partner at Goldman Sachs & Company; Director of Avery Dennison Corporation and GSC Investment Corp. (2007) (2) (4)

Years in parentheses indicate the year each director was elected to the board. (1) Executive Committee — Alan L. Boeckmann, Chairman; (2) Audit Committee — Kent Kresa, Chairman; (3) Governance Committee — Dean R. O'Hare, Chairman (4) Organization and Compensation Committee — Peter J. Fluor, Chairman

Officers



Ray F. Barnard
Vice President and Chief Information Officer (2000)



Alan L. Boeckmann
Chairman of the Board and Chief Executive Officer (1979)



David E. Constable
Group President, Power (1982)



Stephen B. Dobbs
Senior Group President, Industrial & Infrastructure, Global Services and Government (1980)



Garry W. Flowers
Senior Vice President, HSE, Security & Industrial Relations (1978)



Glenn C. Gilkey
Senior Vice President, Human Resources and Administration (1988)



Kirk D. Grimes
Group President, Global Services (1980)



Carlos M. Hernandez
Chief Legal Officer and Secretary (2007)



John L. Hopkins
Group President, Government (1984)



David T. Seaton
Group President, Energy & Chemicals (1985)



D. Michael Steuert
Senior Vice President and Chief Financial Officer (2001)



Dwayne Wilson
Group President, Industrial & Infrastructure (1980)

Not pictured:

Richard P. Carter
President, Fluor Constructors International (1983)

David M. Marventano
Senior Vice President, Government Relations (2003)

Joanna M. Oliva
Vice President and Treasurer (2001)

Gary G. Smalley
Vice President and Controller (1991)

This officer information is for the period ending December 31, 2008.
See discussion on page 44 of Form 10-K regarding executive officers as of February 25, 2009.
Years in parentheses indicate the year each officer joined the company.

Fluor's Leadership in Sustainability



A Culture of Sustainability

In the modern corporate landscape, the concept of sustainability is an increasingly important part of doing business. From the environmental impact of a company's products to the ethical significance of its business alliances, sustainable business practices are designed to protect the resources and relationships that will enable business and society to thrive long into the future. And across all five of the business segments we serve, Fluor is dedicated to sustainable development practices.

Corporate Governance

Fluor is committed to integrity, transparency and accountability in its corporate governance structure in order to create lasting value for all stakeholders — from shareholders and employees to the clients and communities we serve.

Ethics and Compliance

We were the only engineering and construction company named as one of the "World's Most Ethical Companies" by *Ethisphere* magazine in 2008. Fluor also continues to be recognized as one of the "World's Most Admired Companies" by *FORTUNE* magazine. One notable reason for these prestigious honors is our effort to fight global corruption as a leading member of the World Economic Forum's Partnering Against Corruption Initiative.

Workplace Diversity and Inclusion

At every level of our organization, Fluor champions a number of initiatives to attract, retain and develop a truly global, cross-cultural workforce.

Health, Safety and Environmental

The health and safety of our employees and the communities where we live and work are at the forefront of everything we do. Not only do Fluor engineers regularly advise clients how their facilities can operate most efficiently while avoiding adverse environmental impacts, but we also have a comprehensive Health, Safety and Environmental Management System that gives us a way to set goals, gauge performance and make improvements on an ongoing basis. Fluor also received a number of safety accolades in 2008, including an invitation to the Occupational Safety and Health Administration (OSHA) Corporate Voluntary Protection Program (VPP).

Sustainability is about much more than altruism — it's also about smart business. By doing our part to protect the people, resources and ideals that are essential to growth, Fluor is laying the foundation for future opportunities that will continue to fuel our business and enhance our future.

Community

In the communities where we operate, we place a priority on hiring and training the local workforce. Through community development projects, employee and community education programs, employee volunteerism and charitable giving, as well as our dedication to philanthropy and volunteerism at locations around the world, Fluor is constantly striving to strengthen our personal and professional presence all around the globe.

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC www.fsc.org Cert no. SCS-COC-00891
© 1996 Forest Stewardship Council

This book has been printed on 100# Utopia Two Gloss and 100# Utopia Two Gloss Book, which contain 10% post consumer recovered fiber content and are FSC certified.

Forest Stewardship Council (FSC) is a non-profit organization devoted to encouraging the responsible management of the world's forests. FSC sets high standards that ensure forestry is practiced in an environmentally responsible, socially beneficial, and economically viable way.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-16129

FLUOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**33-0927079** *(I.R.S. Employer Identification No.)*
6700 Las Colinas Boulevard **Irving, Texas** *(Address of principal executive offices)*	**75039** *(Zip Code)*

469-398-7000
(Registrant's telephone number, including area code)

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2008, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $8.2 billion based on the closing sale price as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 20, 2009
Common Stock, $.01 par value per share	181,525,896 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on May 6, 2009 (Proxy Statement)	Part III

FLUOR CORPORATION

INDEX TO ANNUAL REPORT ON FORM 10-K

For the Fiscal Year Ended December 31, 2008

From time to time, Fluor® Corporation makes certain comments and disclosures in reports and statements, including this annual report on Form 10-K, or statements are made by its officers or directors, that, while based on reasonable assumptions, may be forward-looking in nature. Under the Private Securities Litigation Reform Act of 1995, a "safe harbor" may be provided to us for certain of these forward-looking statements. We wish to caution readers that forward-looking statements, including disclosures which use words such as the company "believes," "anticipates," "expects," "estimates" and similar statements are subject to certain risks and uncertainties which could cause actual results of operations to differ materially from expectations.

Any forward-looking statements that we may make are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those anticipated by us. Any forward-looking statements are subject to the risks, uncertainties and other factors that could cause actual results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from those expressed or implied in such forward-looking statements. The most significant of these risks, uncertainties and other factors are described in this Form 10-K, including in Item 1A. — "Risk Factors." Except as otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Due to known and unknown risks, the company's actual results may differ materially from its expectations or projections. While most risks affect only future cost or revenue anticipated by the company, some risks may relate to accruals that have already been reflected in earnings. The company's failure to receive payments of accrued amounts or incurrence of liabilities in excess of amounts previously recognized could result in a charge against future earnings. As a result, the reader is cautioned to recognize and consider the inherently uncertain nature of forward-looking statements and not to place undue reliance on them.

Except as the context otherwise requires, the terms "Fluor" or the "Registrant" as used herein are references to Fluor Corporation and its predecessors and references to the "company," "we," "us," or "our" as used herein shall include Fluor Corporation, its consolidated subsidiaries and divisions.

PART I

Item 1. *Business*

Fluor Corporation was incorporated in Delaware on September 11, 2000 prior to a reverse spin-off transaction that separated us from our coal business which now operates as Massey Energy Company. However, through various of our predecessors, we have been in business for more than 100 years. Our principal executive offices are located at 6700 Las Colinas Boulevard, Irving, Texas 75039, telephone number (469) 398-7000.

Our common stock currently trades on the New York Stock Exchange under the ticker symbol "FLR".

Fluor is a holding company that owns the stock of a number of subsidiaries. Acting through these subsidiaries, we are one of the largest professional services firms, providing engineering, procurement, construction and maintenance as well as project management services on a global basis. We serve a diverse set of industries worldwide including oil and gas, chemical and petrochemicals, transportation, mining and metals, power, life sciences and manufacturing. We are also a primary service provider to the U.S. federal government. We perform operations and maintenance activities for major industrial clients and, in some cases, operate and maintain their equipment fleet.

Our business is aligned into five principal operating segments. The five segments are Oil & Gas, Industrial & Infrastructure, Government, Global Services and Power. Fluor Constructors International, Inc., which is organized and operates separately from the rest of our business, provides unionized management and construction services in the United States and Canada, both independently and as a subcontractor on projects in each of our segments. Financial information on our segments, as defined under accounting principles generally accepted in the United States, is set forth on page F-35 of this annual report on Form 10-K under the caption "Operating Information by Segment," which is incorporated herein by reference.

Competitive Strengths

As an integrated world class provider of engineering, procurement, construction, maintenance and project management services, we believe that our business model allows us the opportunity to bring to our clients a compelling business offering that combines excellence in execution, safety, cost containment and experience. In that regard, we believe that our business strategy, which is based on certain of our core competencies, provides us with some significant competitive advantages:

Excellence in Execution Given our proven track record of project completion and client satisfaction, we believe that our ability to design, engineer, construct and manage complex projects often in geographically challenging locations gives us a distinct competitive advantage. We strive to complete our projects on schedule while meeting or exceeding all client specifications. In an increasingly competitive environment, we are also continually emphasizing cost controls so that our clients achieve not only their performance requirements but also their budgetary needs.

Financial Strength We believe that we are among the most financially sound companies in our sector. We strive to maintain a solid financial condition, placing an emphasis on having a strong balance sheet and an investment grade credit rating. Our financial strength provides us a valuable competitive advantage in terms of access to bonding capacity and letters of credit which are critical to our business. Our strong balance sheet also allows us to fund our strategic initiatives, pay dividends, pursue opportunities for growth and better manage unanticipated cash flow variations.

Safety One of our core values and a fundamental business strategy is our constant pursuit of safety. Both for us and our clients, the maintenance of a safe workplace is a key business driver. In the areas in which we provide our services, we have delivered and continue to deliver excellent safety performance, with our safety record being significantly better than the national industry average. In our estimation, a safe job site decreases risks on a project site, assures a proper environment for our employees and enhances their morale, reduces project cost and exposures and generally improves client relations. We believe that our safety record is one of our most distinguishing features.

Global Execution Platform As the largest U.S.-based, publicly-traded engineering, procurement, construction and maintenance company, we have a global footprint with employees in 60 countries. Our global presence allows us to build local relationships that permit us to capitalize better on opportunities near these locations. It also provides comfort to our larger internationally-based clients that we know and understand the markets where they may elect to use our services and allows us to mobilize quickly to those locations where projects arise.

Market Diversity The company serves multiple markets across a broad spectrum of industries. We feel that our market diversity is a key strength of our company that helps to mitigate the impact of the cyclicality in the markets we serve. Just as important, our concentrated attention on market diversification allows us to achieve more consistent growth and deliver solid returns. We believe that our continued strategy of maintaining a good mixture within our entire business portfolio permits us to both focus on our more stable business markets and to capitalize on developing our cyclical markets when the timing is appropriate. This strategy also allows us to better weather any downturns in a specific market by emphasizing markets that are strong.

Long-Term Client Relationships While we aggressively work towards pursuing and serving new clients, we also believe that the long-term relationships we have built with our major clients, often after decades of work with many of them, allow us to better understand and be more responsive to their requirements. These types of relationships also facilitate a better understanding of many of the risks that we might face with a project or a client, thereby allowing us to better anticipate risks, solve problems and manage our risk. We have worked towards an alliance-like relationship with many of these clients and, in doing so, we better understand their business needs.

Risk Management We believe that our ability to assess, understand and gauge project risk, especially in difficult locations or circumstances or in a lump-sum contracting environment, gives us the ability to selectively enter into markets or accept projects where we feel we can best perform. We have an experienced management team, particularly in risk management and project execution, that helps us to better understand potential risks and, therefore, how to manage them. Our risk management capabilities result in controlled cost and timely performance which in turn leads to clients who are satisfied with the delivered product.

General Operations

Our services fall into five broad categories: engineering, procurement, construction, maintenance and project management. We offer these services independently as well as on a fully integrated basis. Our services can range from basic consulting activities, often at the early stages of a project, to complete, total-responsibility, design build contracts.

- In the engineering area, our expertise ranges from traditional engineering disciplines such as piping, mechanical, electrical, civil, structural and architectural to advanced engineering specialties including process engineering, chemical engineering, simulation, enterprise integration, integrated automation processes and interactive 3-D modeling. As part of these services, we often provide conceptual design services, which allow us to align each project's function, scope, cost and schedule with the client's objectives in order to optimize project success. Also included within these services are such activities as feasibility studies, project development planning, technology evaluation, risk management assessment, global siting, constructability reviews, asset optimization and front-end engineering.

- Our procurement organization offers traditional procurement services as well as a supply chain solutions model aimed at improving product quality and performance while also reducing project cost and schedule. Our clients benefit from our global sourcing and supply expertise, global purchasing power, technical knowledge, processes, systems and experienced global resources. Our traditional procurement activities include strategic sourcing, material management, contracts management, buying, expediting, supplier quality inspection, logistics and export control.

- In the construction area, we mobilize, execute, commission and demobilize projects on a self-perform or subcontracted basis or through construction management as the owner's agent. Generally, we are responsible for the completion of a project, often in difficult locations and under challenging circumstances. We are frequently designated as a program manager, where a client has facilities in multiple locations, complex phases in a single project location, or a large-scale investment in a facility. Depending upon the project, we often serve as the primary contractor or we may act as a subcontractor to another party.

- Under our operations and maintenance contracts, our clients ask us to operate and maintain large, complex facilities for them. We do so through the delivery of total maintenance services, facility management, plant readiness, commissioning, start-up and maintenance technology, small capital projects and turnaround and outage services, on a global basis. Among other things, we can provide key management, staffing and management skills to clients on-site at their facilities. Our operations and maintenance activities can also include routine and outage/turnaround maintenance services, general maintenance and asset management, and restorative, repair, predictive and prevention services.

- Project management is required on every project, with the primary responsibility of managing all aspects of the effort to deliver projects on schedule and within budget. Fluor is often hired as the overall program manager on large complex projects where various contractors and subcontractors are involved and multiple activities need to be integrated to ensure the success of the overall project. Project management services include developing project execution plans, detailed schedules, cost forecasts, progress tracking and reporting, and the integration of the engineering, procurement and construction efforts. Project management is accountable to the client to deliver the safety, functionality and financial performance requirements of the project.

We operate in five principal business segments, as described below.

Oil & Gas

Through our Oil & Gas segment, we have long served the global oil and gas production and processing industries as an integrated service provider offering a full range of design, engineering, procurement, construction and project management services to a broad spectrum of energy-related industries. We serve a number of specific industries including upstream oil and gas production, downstream refining and integrated petrochemicals. While we perform projects that range greatly in size and scope, we believe that one of our distinguishing features is that we are one of the few companies that has the global strength and reach to perform extremely large projects in difficult locations. As the locations of large scale oil and gas projects have become more challenging geographically, geopolitically or otherwise, we believe that clients will continue to look to us based upon our size, strength and experience. Moreover, as many of our key oil and gas clients continue to recognize that they need to invest and expend resources to meet oil and gas demands, we believe that the company has been and will continue to be extremely well-positioned to capitalize on these opportunities.

With each specific project, our role can vary. We may be involved in providing front-end engineering, program management and final design services, construction management services, self-perform construction, or oversight of other contractors and we may also assume responsibility for the procurement of labor, materials, equipment and subcontractors. We have the capacity to design and construct new facilities, upgrade and revamp existing facilities, rebuild facilities following fires and explosions, and expand refineries, pipeline and offshore facility installations. We also provide consulting services ranging from feasibility studies to process assessment to project finance structuring and studies.

In the upstream sector, increased demand for oil and gas has resulted in the need for our clients to develop new sources of supply. Our typical projects in the upstream sector revolve around the production, processing and transporting of oil and gas resources, including the development of major new fields, as well as liquefied natural gas (LNG) projects.

In the downstream sector, we continue to pursue significant global opportunities relating to refined products. Our clients are modernizing and modifying existing refineries to increase capacity and satisfy environmental requirements. We continue to play a strong role in each of these markets. We also remain focused on markets such as clean fuels, both domestically and internationally, where an increasing number of countries are implementing stronger environmental policies. As heavier feedstocks become more viable to refine, we employ our strength in technologies to pursue opportunities that facilitate the removal of sulfur from this heavier crude.

In the petrochemicals market, we have been very active for several years with major projects involving the expansion of ethylene and polysilicon production. The most active markets have been in the Middle East where the feedstocks are located and in China where there is significant demand for petrochemical products.

With our partner Grupo ICA, we maintain a joint venture known as ICA Fluor, through which we continue to participate in the Mexican and Central American oil, gas, power, chemical and other markets.

Industrial & Infrastructure

The Industrial & Infrastructure segment provides design, engineering, procurement and construction services, with respect to both new construction and refurbishment, to the transportation, wind power, mining and metals, life sciences, telecommunications, manufacturing, commercial and institutional development, microelectronics and healthcare sectors. These projects often require state-of-the-art application of our clients' processes and intellectual knowledge. We focus on providing our clients with solutions to reduce and contain cost and to compress delivery schedules. By doing so, we are able to complete our clients' projects on a quicker, more cost efficient basis.

In transportation, we continue to promote our business model of pursuing large complex projects. We provide a broad range of services including consulting, design, planning, financial structuring, engineering and construction management, domestically and internationally. Our service offerings include roads, highways, bridges, rail and airports. Many of our projects involve the use of public/private partnerships, which allow us to develop and finance deals in concert with public entities for projects such as toll roads that would not have otherwise been commenced had only public funding been available.

Applying a similar model to the one used when developing complex transportation projects, we have been successful as a co-developer of what will be the largest offshore wind farm development, located off the coast of the United Kingdom. Fluor ultimately sold its joint venture interest in the wind farm development; however, we did secure the engineering, procurement and construction contract. We expect that this contract will provide us with valuable experience and a competitive advantage when pursuing similar contracts for future offshore wind developments.

Mining and metals provides a full range of services to the iron ore, copper, diamond, gold, nickel and aluminum industries. These services include feasibility studies through detail engineering, design, procurement, construction, and commissioning and start-up support. Operating from primary offices in North and South America and Australia, we are one of the few companies with the size and experience to pursue large scale mining and metals projects in difficult locations.

Life sciences, encompassing primarily the pharmaceuticals and biotechnology industries, remains a key focus of the Industrial & Infrastructure segment. In this area, we provide design, engineering, procurement, construction and construction management services. We also specialize in providing validation and commissioning services where we not only bring new facilities into production but we also keep existing facilities operating. As a fully integrated provider of services to life sciences clients, we can provide all the necessary tools to successfully create and complete projects. The ability to do this on a large scale basis, especially in a business where time to market is critical, allows us to better serve our clients and is a key competitive advantage.

In telecommunications, we provide design, engineering, procurement and construction management services, especially in the European markets.

In manufacturing, we provide design, engineering, procurement, consulting, construction and construction management services to a wide variety of industries. We have recently seen opportunities for growth in the solar energy arena, including the production of solar panels for use in producing environmentally clean alternative energy. Similarly, we have seen opportunities for consumer electronics, chip fabrication and microelectronic facilities.

We also continue to pursue projects in the healthcare market. Target projects include for-profit and nonprofit healthcare centers as well as university medical centers.

Government

Fluor's Government Group is a provider of engineering, construction, contingency response, management and operations services to the U.S. government. In the United States, we are primarily focused on the Department of Energy, the Department of Homeland Security and the Department of Defense. Because the U.S. government is the single largest purchaser of outsourced services in the world, with a relatively stable year-to-year budget, it represents an attractive and less cyclical growth opportunity for the company.

Services that we provide to the Department of Energy for their project site in Hanford, Washington include site management, environmental remediation, decommissioning, engineering and construction. We have been very successful in addressing the myriad of environmental and regulatory challenges associated with these types of sites, as evidenced by our successful and timely closure of the Department of Energy's superfund site in Fernald, Ohio. During 2008, a Fluor-led team was released to begin work under a five-year contract at the Department of Energy's Savannah River site in Aiken, South Carolina. We are leveraging our skills and experience to pursue additional domestic and international opportunities in the nuclear services and environmental remediation arenas.

Fluor's Government Group provides engineering and construction services, as well as contingency operations support, to the Department of Defense. We support military logistical and infrastructure needs around the world. Current long-term contracts include CETAC II and LOGCAP IV which provide for engineering, procurement, construction and logistical augmentation services to the U.S. military in various international locations. In combination with our subsidiary, Del-Jen, Inc., we are a leading provider of outsourced services to the federal government. We provide operations and maintenance services at military bases and education and training services to the Department of Labor, particularly through Job Corps programs.

The company is also providing significant support to the Department of Homeland Security. We are particularly involved in supporting the U.S. government's rapid response capabilities to address security issues and disaster relief, the latter primarily through our long-standing relationship with the Federal Emergency Management Agency.

Global Services

The Global Services segment integrates a variety of customized service capabilities that assist industrial clients in improving the performance of their plants and facilities. Capabilities within Global Services include operations and maintenance activities, small capital project engineering and execution, site equipment and tool services, industrial fleet service, plant turnaround services, temporary staffing and supply chain solutions.

Support services for large capital projects are provided to clients in concert with other Fluor segments or on a standalone basis. Continuing operations and sustaining small capital project services are frequently executed under multi-year alliance style agreements directly between Global Services and its clients. Clients increasingly demand these services to help achieve substantial operations improvements while they remain focused on their core business functions.

Global Services' activities in the operations and maintenance markets include providing facility start-up and management, plant and facility maintenance, operations support and asset management services to the oil and gas, chemicals, life sciences, mining and metals, power and manufacturing industries. We are a leading supplier of operations and maintenance services, providing our service offerings both domestically and internationally.

Included within Global Services is Plant Performance Services LLC, or P2S℠. P2S is one of the largest specialty, rapid response service providers in the United States, performing small capital engineering and construction, specialty welding, electrical and instrumentation, fabrication, mechanical, turnaround and demolition services.

We also provide Site Services℠ and Fleet Outsourcing℠ through American Equipment Company, Inc., or AMECO®. AMECO provides integrated construction equipment, tool, and fleet service solutions on a global basis for construction projects and plant sites of both third party clients and clients of the company. AMECO supports large construction projects and plants at locations throughout North and South America, South Africa and the Middle East.

Global Services serves the temporary staffing market through TRS Staffing Solutions, Inc. or TRS®. TRS is a global enterprise of staffing specialists that provides the company and third party clients with recruiting and permanent placement services and the placement of contract technical professionals.

Our supply chain solutions unit provides supply market intelligence and leveraged supply agreements that provide price and schedule certainty for our projects, while also providing innovative performance solutions and project savings to the company, our clients and third parties.

Power

In the Power segment, we provide a full range of services to the gas fueled, solid fueled, renewables, nuclear and plant betterment marketplaces. Our services include engineering, procurement, construction, program management, start-up and commissioning and maintenance. In the gas fueled market, we offer a full range of services for simple and combined cycle reference designs as well as complete solutions for Integrated Gasification Combined Cycle (IGCC) technologies. In the solid fueled market, we offer a full range of services for subcritical, supercritical, ultra-supercritical and circulating fluidized bed (CFB) technologies through a range of reference designs. In the renewables market, we offer a full range of engineering, procurement, construction, maintenance and program management services for biomass, solar, wind and geothermal facilities. In the emerging nuclear market, we are strategically positioned to offer Fluor's extensive nuclear experience for new build, modification and uprate projects on a global basis. Our services include engineering, construction, construction management and quality assurance and control. We have qualified for and received the required nuclear construction certification "N-stamps", an important prerequisite to securing major contracts in this market. In the plant betterment market, we design, install and commission emissions reduction equipment in order to assist our clients with environmental guideline compliance.

The solid fueled business line has significant experience in designing and constructing coal-fired power generation facilities while delivering proven full scale technology for base load capacity that comply with stringent industry emission guidelines. Fluor was also an industry leader in the last gas fueled power IPP market building cycle. With a near-term moratorium on environmental permits for new coal-fired facilities in the United States, investment in gas-fired plants is showing some resurgence.

Also, to assist owners to comply with current emissions guidelines, our plant betterment unit offers engineering, procurement, construction and commissioning solutions utilizing both conventional and multi-pollutant technologies. The re-emergence of new build nuclear power in the U.S. market would significantly assist in the overall reduction of carbon dioxide emissions and provide economical solutions for baseload capacity additions. We are positioned for this market in the United States and globally offering a wide range of proven services. For clients looking to expand their renewables generation portfolio, we provide a full service solution for solar and biomass fueled projects. We also provide a comprehensive program management capability for onshore and offshore wind projects.

Other Matters

Backlog

Backlog in the engineering and construction industry is a measure of the total dollar value of work to be performed on contracts awarded and in progress. The following table sets forth the consolidated backlog of the Oil & Gas, Industrial & Infrastructure, Government, Global Services and Power segments at December 31, 2008 and 2007.

	December 31, 2008	December 31, 2007
	(in millions)	
Oil & Gas	$21,368	$18,517
Industrial & Infrastructure	6,691	6,053
Government	804	740
Global Services	2,606	2,481
Power	1,776	2,380
Total	$33,245	$30,171

The following table sets forth our consolidated backlog at December 31, 2008 and 2007 by region.

	December 31, 2008	December 31, 2007
	(in millions)	
United States	$16,767	$13,326
Asia Pacific (including Australia)	1,681	2,096
Europe, Africa and Middle East	12,478	12,894
The Americas	2,319	1,855
Total	$33,245	$30,171

For purposes of the preceding tables, we include our operations and maintenance activities when we compute our backlog for our Global Services segment; however, the equipment, temporary staffing and supply chain solutions operations of our Global Services segment do not report backlog due to the quick turnaround between the receipt of new awards and the recognition of revenue. With respect to backlog in our Government segment, if a contract covers multiple years, we only include the amounts for which Congressional funding has been approved and then only for that portion of the work to be completed in the next 12 months. For our contingency operations, we include only those amounts for which specific task orders have been received. For projects related to proportionately consolidated joint ventures, we include only our percentage ownership of each joint venture's backlog.

We expect to perform approximately half of our backlog in 2009. The dollar amount of the backlog is not necessarily indicative of our future revenue or earnings related to the performance of such work. Although backlog reflects business that is considered to be firm, cancellations or scope adjustments may occur. Due to additional factors outside of our control, such as changes in project schedules, we cannot predict the portion of our December 31, 2008 backlog estimated to be performed annually subsequent to 2009.

For additional information with respect to our backlog, please refer to Item 7. — "Management's Discussion and Analysis of Financial Condition and Results of Operations," below.

Types of Contracts

While the basic terms and conditions of the contracts that we perform may vary considerably, generally we perform our work under two groups of contracts: cost reimbursable contracts, and guaranteed maximum or fixed-price contracts. In some markets, we are seeing "hybrid" contracts containing both fixed-price and cost reimbursable elements. As of December 31, 2008, the following table breaks down the percentage and amount of revenue associated with these types of contracts for our existing backlog:

	December 31, 2008	
	(in millions)	Percentage
Cost Reimbursable	$25,006	75%
Guaranteed Maximum and Fixed-Price	$ 8,239	25%

Under cost reimbursable contracts, the client reimburses our cost in performing a project and pays us a pre-determined fee or a fee based upon a percentage of the cost incurred in completing the project. Our profit may be in the form of a fee, a simple mark-up applied to labor cost incurred in performing the contract, or a combination of the two. The fee element may also vary. The fee may be an incentive fee based upon achieving certain performance factors, milestones or targets; it may be a fixed amount in the contract; or it may be based upon a percentage of the cost incurred.

Our Government segment, as a prime contractor or a major subcontractor for a number of U.S. government programs, generally performs its services under cost reimbursable contracts although subject to applicable statutes and regulations. In many cases, these contracts include incentive fee arrangements. The programs in question often take many years to complete and may be implemented by the award of many different contracts. Despite the fact that these programs are generally awarded on a multi-year basis, the funding for the programs is generally approved on an annual basis by Congress. The government is under no obligation to maintain funding at any specific level, or funds for a program may even be eliminated thereby significantly curtailing or stopping a program. Our government clients may terminate or decide not to renew our contracts with little or no prior notice and, as a result, could significantly reduce our expected revenue.

Some of our government contracts are known as Indefinite Delivery Indefinite Quantity (IDIQ) agreements. Under these arrangements, we work closely with the government to define the scope and amount of work required based upon an estimate of the maximum amount that the government desires to spend. While the scope is often not initially fully defined or requires any specific amount of work, once the project scope is determined, additional work may be awarded to us without the need for further competitive bidding.

Guaranteed maximum price contracts, or GMAX contracts, are performed in a manner similar to cost reimbursable contracts except that the total fee plus the total cost cannot exceed an agreed upon guaranteed maximum price. We can be responsible for some or all of the total cost of the project if the cost exceeds the guaranteed maximum price. Where the total cost is less than the negotiated guaranteed maximum price, we will receive the benefit of the cost savings based upon a negotiated agreement with the client.

Fixed-price contracts include both negotiated fixed-price contracts and lump-sum contracts. Under negotiated fixed-price contracts, we are selected as contractor first, and then we negotiate price with the client. These types of contracts generally occur where we commence work before a final price is agreed upon. Under lump-sum contracts, we bid on a contract based upon specifications provided by the client against competitors, agreeing to develop a project at a fixed price. Another type of fixed-price contract is a so-called unit price contract under which we are paid a set amount for every "unit" of work performed. If we perform well under these contracts, we can benefit from cost savings; however, if the project does not proceed as originally planned, we cannot recover cost overruns except in certain limited situations.

Competition

We are one of the world's largest providers of engineering, procurement and construction services. The markets served by our business are highly competitive and for the most part require substantial resources and highly skilled and experienced technical personnel. A large number of companies are competing in the markets served by our business, including U.S. companies such as Bechtel Group, Inc., Jacobs Engineering Group, Inc., KBR Inc., Chicago Bridge and Iron Company N.V., CH2M Hill Companies Limited, the Shaw Group and URS Corporation, and international companies such as Foster Wheeler AG, Technip, WorleyParsons Limited and AMEC plc.

In the engineering and construction arena, our competition is primarily centered on performance and the ability to provide the design, engineering, planning, management and project execution skills required to complete complex projects in a safe, timely and cost-efficient manner. Our engineering, procurement and construction business derives its competitive strength from our diversity, reputation for quality, technology, cost-effectiveness, worldwide procurement capability, project management expertise, geographic coverage and ability to meet client requirements by performing construction on either a union or an open shop basis, ability to execute projects of varying sizes, strong safety record and lengthy experience with a wide range of services and technologies.

The various markets served by the Global Services segment, while having some similarities, tend also to have discrete issues impacting individual units. Each of the markets we serve has a large number of companies competing in its markets. The equipment sector, which operates in numerous markets, is highly fragmented and very competitive, with most competitors operating in specific geographic areas. The competition for larger capital project services is more narrow and limited to only those capable of providing comprehensive equipment, tool and management services. Temporary staffing is a highly fragmented market with over 1,000 companies competing globally. The key competitive factors in this business line are price, service, quality, breadth of service and the ability to identify and retain qualified personnel and geographical coverage. The barriers to entry in operations and maintenance are both financially and logistically low with the result that the industry is highly fragmented with no single company being dominant. Competition is generally driven by reputation, price and the capacity to perform.

Key competitive factors in our Government segment are primarily centered on performance and the ability to provide the design, engineering, planning, management and project execution skills required to complete complex projects in a safe, timely and cost-efficient manner.

Significant Clients

For 2008, 2007 and 2006, revenue earned directly or indirectly from agencies of the U.S. government accounted for 6%, 8% and 20%, respectively, of our total revenue. We are not dependent on any single federal agency or upon any other single client on an on-going basis, and the loss of any single client would not have a material adverse effect on our business. Except for the U.S. government, no other single client accounted for over 10% of our revenue in any of the last three years.

Raw Materials

The principal raw materials and resulting products we use in our business include structural steel, metal plate, concrete and various electrical and mechanical components. These products and components are subject to raw material (aluminum, copper, nickel, iron ore, etc.) availability and commodity pricing fluctuations, which we monitor on a regular basis. Fluor has access to numerous global supply sources and we do not foresee any unavailability of these items that would have a material adverse effect on our business in the near term. However, the availability of these products, components and raw materials may vary significantly from year to year due to various factors including client demand, producer capacity, market conditions and specific material shortages.

Research and Development

While we engage in research and development efforts for new products and services, during the past three fiscal years, we have not incurred cost for company-sponsored or client-sponsored research and development activities which would be material, special or unusual in any of our business segments.

Patents

We hold patents and licenses for certain items that we use in our operations. However, none is so essential that its loss would materially affect our business.

Environmental, Safety and Health Matters

We believe, based upon present information available to us, that our accruals with respect to future environmental cost are adequate and any future cost will not have a material effect on our consolidated financial position, results of operations, liquidity capital expenditures or competitive position. Some factors, however could result in additional expenditures or the provision of additional accruals in expectation of such expenditures. These include the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup cost or the allocation of such cost among potentially responsible parties, or a determination that we are potentially responsible for the release of hazardous substances at sites other than those currently identified.

Number of Employees

The following table sets forth the number of employees of Fluor and its subsidiaries engaged in our business segments as of December 31, 2008:

	Total Employees
Salaried Employees:	
Oil & Gas	13,961
Industrial & Infrastructure	3,285
Government	2,175
Global Services	4,081
Power	793
Other	3,663
Total Salaried	27,958
Craft and Hourly Employees	14,161
Total	42,119

The number of craft and hourly employees, who provide support throughout the various business segments, varies in relation to the number and size of projects we have in process at any particular time.

Available Information

Our website address is *www.fluor.com*. You may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports on the "Investor Relations" portion of our website, under the heading "SEC Filings" filed under "Financial Information." These reports are available on our website as soon as reasonably practicable after we electronically file them with the Securities and Exchange Commission. These reports, and any amendments to them, are also available at the internet website of the Securities and Exchange Commission, http://www.sec.gov. The public may also read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C., 20549. In order to obtain information about the operation of the Public Reference Room, you may call 1-800-732-0330. We also maintain various documents related to our corporate governance including our Corporate Governance Guidelines, our Board Committee Charters and our Codes of Conduct on our website, *www.fluor.com*.

Item 1A. *Risk Factors*

Our backlog is subject to unexpected adjustments and cancellations and, therefore, may not be a reliable indicator of our future earnings.

As of December 31, 2008, our backlog was approximately $33.2 billion. We cannot guarantee that the revenue projected in our backlog will be realized or profitable. Project cancellations, scope adjustments or deferrals may occur, from time to time, with respect to contracts reflected in our backlog and could reduce the dollar amount of our backlog and the revenue and profits that we actually earn. Many of our contracts have termination for convenience provisions in them. In addition, projects may remain in our backlog for an extended period of time. Finally, poor project or contract performance could also impact our backlog and profits. It is unclear what impact the current market conditions may have on our backlog. The current financial crisis may result in a diminished ability to replace backlog once projects are completed and/or may result in the cancellation, modification or deferral of projects currently in our backlog, as discussed below. Such developments could have a material adverse affect on our business and our profits.

The current worldwide financial crisis will likely affect a portion of our client base, subcontractors and suppliers and could materially affect our backlog and profits.

The current worldwide financial crisis has reduced the availability of liquidity and credit to fund or support the continuation and expansion of industrial business operations worldwide. Recent financial market conditions have resulted in significant write-downs of asset values by financial institutions, and have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers. Continued disruption of the credit markets could adversely affect our clients' or our own borrowing capacity, which support the continuation and expansion of projects worldwide, and could result in contract cancellations or suspensions, project delays, payment delays or defaults by our clients. In addition, in response to current market conditions, clients may choose to make fewer capital expenditures, to otherwise slow their spending on our services or to seek contract terms more favorable to them. Our government clients may face budget deficits that prohibit them from funding proposed and existing projects or that cause them to exercise their right to terminate our contracts with little or no prior notice. Furthermore, any financial difficulties suffered by our subcontractors or suppliers could increase our cost or adversely impact project schedules. Finally, our ability to expand our business would be limited if, in the future, we are unable to access or increase our existing credit facility, including our letter of credit capacity, on favorable terms or at all. These disruptions could materially impact our backlog and profits.

Our vulnerability to the cyclical nature of certain markets we serve is exacerbated during economic downturns.

The demand for our services and products is dependent upon the existence of projects with engineering, procurement, construction and management needs. Although economic downturns can impact our entire business, our commodity-based segments tend to be more cyclical in nature, and our commodity-based business lines can be affected by a decrease in worldwide demand for these projects. Industries such as these and many of the others we serve have historically been and will continue to be vulnerable to economic downturns such as the downturn the world economy is currently encountering. As a result, our past results have varied considerably and may continue to vary depending upon the demand for future projects in these industries, especially during periods of economic uncertainty.

If we experience delays and/or defaults in client payments, we could suffer liquidity problems or we could be unable to recover all expenditures.

Because of the nature of our contracts, we sometimes commit resources to projects prior to receiving payments from the client in amounts sufficient to cover expenditures as they are incurred. Delays in client payments may require us to make a working capital investment. If a client defaults in making its payments on a project in which we have devoted significant resources, it could have a material negative effect on our results of operations or liquidity. During the current economic downturn, our clients may be more likely to delay or default on payments, which could have a material adverse effect on our business and our results of operations.

We maintain a workforce based upon current and anticipated workloads. If we do not receive future contract awards or if these awards are delayed, significant cost may result.

Our estimates of future performance depend on, among other matters, whether and when we will receive certain new contract awards. While our estimates are based upon our good faith judgment, these estimates can be unreliable and may frequently change based on newly available information. In the case of large-scale domestic and international projects where timing is often uncertain, it is particularly difficult to predict whether and when we will receive a contract award. The uncertainty of contract award timing can present difficulties in matching our workforce size with our contract needs. If an expected contract award is delayed or not received, we could incur cost resulting from reductions in staff or redundancy of facilities that would have the effect of reducing our profits.

We bear the risk of cost overruns in approximately 25% of the dollar value of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

We conduct our business under various types of contractual arrangements. In terms of dollar-value, the majority of our contracts allocate the risk of cost overruns to our client by requiring our client to reimburse us for our cost. Approximately 25% of the dollar-value of our contracts is currently guaranteed maximum price or fixed-price contracts, where we bear a significant portion of the risk for cost overruns. Under these types of contracts, contract prices are established in part on cost and scheduling estimates which are based on a number of assumptions, including assumptions about future economic conditions, prices and availability of labor, equipment and materials. If these estimates prove inaccurate, or circumstances change such as unanticipated technical problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather delays, cost of raw materials, or our suppliers' or subcontractors' inability to perform, cost overruns may occur, and we could experience reduced profits or, in some cases, a loss for that project.

We are dependent upon third parties to complete many of our contracts.

Much of the work performed under our contracts is actually performed by third-party subcontractors we hire. We also rely on third-party equipment manufacturers or suppliers to provide much of the equipment and materials used for projects. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project could be impaired. If the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in a lump-sum or a fixed-price type contract, we may suffer losses on these contracts. If a supplier, manufacturer or subcontractor fails to provide supplies, equipment or services as required under a negotiated contract for any reason, we may be required to source these supplies, equipment or services on a delayed basis or at a higher price than anticipated, which could impact contract profitability. These risks may be intensified during the current economic downturn if our suppliers, manufacturers or subcontractors experience financial difficulties and are not able to provide the services or supplies necessary for our business.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

To the extent that existing cash balances and cash flow from operations, together with borrowing capacity under our credit facilities, are insufficient to make future investments, make acquisitions or provide needed additional working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results; and those factors may affect our efforts to arrange additional financing on terms that are satisfactory to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

The success of our joint ventures depends on the satisfactory performance by our joint venture partners of their joint venture obligations. The failure of our joint venture partners to perform their joint venture obligations could impose on us additional financial and performance obligations that could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture.

We enter into various joint ventures as part of our engineering, procurement and construction businesses, including ICA Fluor and project-specific joint ventures. The success of these and other joint ventures depends, in large part, on the satisfactory performance by our joint venture partners of their joint venture obligations, including their obligation to commit working capital, equity or credit support as required by the joint venture. If our joint venture partners fail to satisfactorily perform their joint venture obligations as a result of financial or other difficulties, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture.

If we are unable to form teaming arrangements, our ability to compete for and win certain contracts may be negatively impacted.

In both the private and public sectors, either acting as a prime contractor, a subcontractor or as a member of team, we may join with other firms to form a team to compete for a single contract. Because a team can offer stronger combined qualifications than any firm standing alone, these teaming arrangements can be very important to the success of a particular contract bid process or proposal. The failure to maintain such relationships in certain markets, such as the nuclear energy and government markets, may impact our ability to win work.

Our government contracts may be terminated at any time. Also, if we do not comply with restrictions and regulations imposed by the government, our government contracts may be terminated and we may be unable to enter into future government contracts. The termination of our government contracts could significantly reduce our expected revenue and profits.

We enter into significant government contracts, from time to time, such as those that we have with the U.S. Department of Energy as part of a teaming arrangement at Savannah River Nuclear Solutions LLC ("Savannah River"). Government contracts are subject to various uncertainties, restrictions and regulations, including oversight audits by government representatives and profit and cost controls, which could result in withholding or delay of payments to us. Government contracts are also exposed to uncertainties associated with Congressional funding. The government is under no obligation to maintain funding at any specific level and funds for a program may even be eliminated. Our government clients may terminate or decide not to renew our contracts with little or no prior notice.

In addition, government contracts are subject to specific regulations. For example, we must comply with the Federal Acquisition Regulation ("FAR"), the Truth in Negotiations Act, the Cost Accounting Standards ("CAS"), the Service Contract Act and Department of Defense security regulations. We must also comply with various other government regulations and requirements as well as various statutes related to employment practices, environmental protection, recordkeeping and accounting. If we fail to comply with any of these regulations, requirements or statutes, our existing government contracts could be terminated, and we could be temporarily suspended or even debarred from government contracting or subcontracting.

We also run the risk of the impact of government audits, investigations and proceedings, and so-called "qui tam" actions brought by individuals or the government under the Federal False Claims Act that, if an unfavorable result occurs, could impact our profits and financial condition, as well as our ability to obtain future government work. For example, government agencies such as the U.S. Defense Contract Audit Agency (the "DCAA") routinely review and audit government contractors. If these agencies determine that a rule or regulation has been violated, a variety of penalties can be imposed including criminal and civil penalties all of which would harm our reputation with the government or even debar us from future government activities. The DCAA has the ability to review how we have accounted for cost under the FAR and CAS, and if they believe that we have engaged in inappropriate accounting or other activities, payments to us may be disallowed.

If one or more of our government contracts are terminated for any reason including for convenience, if we are suspended or debarred from government contract work, or if payment of our cost is disallowed, we could suffer a significant reduction in expected revenue and profits.

If we guarantee the timely completion or performance standards of a project, we could incur additional cost to cover our guarantee obligations.

In some instances and in many of our fixed-price contracts, we guarantee a client that we will complete a project by a scheduled date. We sometimes provide that the project, when completed, will also achieve certain performance standards. From time to time, we may also assume a project's technical risk, which means that we may have to satisfy certain technical requirements of a project despite the fact that at the time of project award, we may not have previously produced the system or product in question. If we subsequently fail to complete the project as scheduled, or if the project subsequently fails to meet guaranteed performance standards, we may be held responsible for cost impacts to the client resulting from any delay or the cost to cause the project to achieve the performance standards, generally in the form of contractually agreed-upon liquidated damages. To the extent that these events occur, the total cost of the project could exceed our original estimates and we could experience reduced profits or, in some cases, a loss for that project.

The nature of our engineering and construction business exposes us to potential liability claims and contract disputes which may reduce our profits.

We engage in engineering and construction activities for large facilities where design, construction or systems failures can result in substantial injury or damage to third parties. In addition, the nature of our business results in clients, subcontractors and vendors occasionally presenting claims against us for recovery of cost they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. These claims generally arise in the normal course of our business. When it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. Our professional liability coverage is on a "claims-made" basis covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, which claims may reduce our profits and cash available for operations.

Our failure to recover adequately on claims against project owners for payment could have a material effect on us.

We occasionally bring claims against project owners for additional cost exceeding the contract price or for amounts not included in the original contract price. These types of claims occur due to matters such as owner-caused delays or changes from the initial project scope, which result in additional cost, both direct and indirect. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is often difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we may invest significant working capital in projects to cover cost overruns pending the resolution of the relevant claims. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial results.

Intense competition in the engineering and construction industry could reduce our market share and profits.

We serve markets that are highly competitive and in which a large number of multinational companies compete. Among our competitors are U.S. companies such as Bechtel Group, Inc., Jacobs Engineering Group, Inc., KBR Inc., Chicago Bridge and Iron Company N.V., CH2M Hill Companies Limited, the Shaw Group and URS Corporation, and international companies such as Foster Wheeler AG, Technip, WorleyParsons Limited and AMEC plc. In particular, the engineering and construction markets are highly competitive and require substantial resources and investment in technology and skilled personnel. Competition also places downward pressure on our contract prices and profit margins. Intense competition is expected to continue in these markets, presenting us with significant challenges in our ability to maintain strong growth rates and acceptable profit margins. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits.

We have international operations that are subject to foreign economic and political uncertainties. Unexpected and adverse changes in the foreign countries in which we operate could result in project disruptions, increased cost and potential losses.

Our business is subject to fluctuations in demand and to changing domestic and international economic and political conditions which are beyond our control. As of December 31, 2008, approximately 50% of our projected backlog consisted of revenue to be derived from projects and services to be completed in other countries; we expect that a significant portion of our revenue and profits will continue to come from international projects for the foreseeable future.

Operating in the international marketplace exposes us to a number of special risks including:

- abrupt changes in foreign government policies and regulations;
- embargoes;
- trade restrictions;
- tax increases;
- currency exchange rate fluctuations;
- changes in labor conditions and difficulties in staffing and managing international operations;
- U.S. government policies; and
- international hostilities.

The lack of a well-developed legal system in some of these countries may make it difficult to enforce our contractual rights. We also face significant risks due to civil strife, acts of war, terrorism and insurrection. Our level of exposure to these risks will vary with respect to each project, depending on the particular stage of each such project. For example, our risk exposure with respect to a project in an early development stage will generally be less than our risk exposure with respect to a project in the middle of construction. To the extent that our international business is affected by unexpected and adverse foreign economic and political conditions, we may experience project disruptions and losses. Project disruptions and losses could significantly reduce our overall revenue and profits.

We work in international locations where there are high security risks, which could result in harm to our employees or unanticipated cost.

Some of our services are performed in high risk locations, such as Afghanistan and Iraq, where the country or location is subject to political, social or economic risks, or war or civil unrest. In those locations where we have employees or operations, we may incur substantial security cost to maintain the safety of our personnel. Moreover, despite these activities, in these locations, we cannot guarantee the safety of our personnel.

Foreign exchange risks may affect our ability to realize a profit from certain projects.

We generally attempt to denominate our contracts in U.S. dollars or in the currencies of our expenditures. However, we do enter into contracts that subject us to currency risk exposure, particularly to the extent contract revenues are denominated in a currency different than the contract costs. We attempt to minimize our exposure from currency risks by obtaining escalation provisions for projects in inflationary economies or entering into derivative (hedging) instruments, when there is currency risk exposure that is not naturally mitigated via our contracts. However, these actions may not always eliminate all currency risk exposure. The company does not enter into derivative transactions for speculative or trading purposes. Our operational cash flows and cash balances, though predominately held in U.S. dollars, may consist of different currencies at various points in time in order to execute our project contracts globally. Non-U.S. cash and asset balances are subject to currency fluctuations when measured period to period for financial reporting purposes in U.S. dollars. Financial hedging may be used to minimize currency volatility for financial reporting purposes.

We continue to expand our business in areas where bonding is required, but bonding capacity is limited.

We continue to expand our business in areas where the underlying contract must be bonded, especially in the transportation infrastructure arena in which bonding is predominately provided by insurance sureties. These surety bonds indemnify the client if we fail to perform our obligations under the contract. Failure to provide a bond on terms required by a client may result in an inability to compete for or win a project. Historically, we have had a strong surety bonding capacity but, as is typically the case, bonding is at the surety's sole discretion. In addition, because of the overall lack of worldwide bonding capacity, we may find it difficult to find sureties who will provide the contract-required bonding. Moreover, these contracts are often very large and extremely complex, which often necessitates the use of a joint venture, often with a competitor, to bid on and perform these types of contracts, especially since it may be easier to jointly pursue the necessary bonding. However, entering into these types of joint ventures or partnerships exposes us to the credit and performance risks of third parties, many of whom are not as financially strong as us. If our joint ventures or partners fail to perform, we could suffer negative results.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act ("FCPA") and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We train our staff concerning FCPA issues, and we also inform our partners, subcontractors, agents and others who work for us or on our behalf that they must comply with FCPA requirements. We also have procedures and controls in place to monitor internal and external compliance. We cannot assure you that our internal controls and procedures always will protect us from the reckless or criminal acts committed by our employees or agents. If we are found to be liable for FCPA violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from criminal or civil penalties or other sanctions which could have a material adverse effect on our business.

Past and future environmental, safety and health regulations could impose significant additional cost on us that reduce our profits.

We are subject to numerous environmental laws and health and safety regulations. Our projects can involve the handling of hazardous and other highly regulated materials which, if improperly handled or disposed of, could subject us to civil and criminal liabilities. It is impossible to reliably predict the full nature and effect of judicial, legislative or regulatory developments relating to health and safety regulations and environmental protection regulations applicable to our operations. The applicable regulations, as well as the technology and length of time available to comply with those regulations, continue to develop and change. In addition, past activities could also have a material impact on us. For example, when we sold our mining business formerly conducted through St. Joe Minerals Corporation, we retained responsibility for certain non-lead related environmental liabilities, but only to the extent that such liabilities were not covered by St. Joe's comprehensive general liability insurance. While we are not currently aware of any material exposure arising from our former St. Joe's business or otherwise, the cost of complying with rulings and regulations or satisfying any environmental remediation requirements for which we are found responsible could be substantial and could reduce our profits.

A substantial portion of our business is generated either directly or indirectly as a result of federal, state, local and foreign laws and regulations related to environmental matters. A reduction in the number or scope of these laws or regulations, or changes in government policies regarding the funding, implementation or enforcement of such laws and regulations, could significantly reduce the size of one of our markets and limit our opportunities for growth or reduce our revenue below current levels.

We may have additional tax liabilities.

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe that our tax estimates are reasonable, the final outcome of tax audits and related litigation could be materially different from that which is reflected in our financial statements.

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenue or profits.

Under our accounting procedures, we measure and recognize a large portion of our profits and revenue under the percentage-of-completion accounting methodology. This methodology allows us to recognize revenue and profits ratably over the life of a contract by comparing the amount of the cost incurred to date against the total amount of cost expected to be incurred. The effect of revisions to revenue and estimated cost is recorded when the amounts are known and can be reasonably estimated, and these revisions can occur at any time and could be material. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long-term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual cost to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenue and profits.

Our continued success requires us to hire and retain qualified personnel.

The success of our business is dependent upon being able to attract and retain personnel, including engineers, project management and craft employees, who have the necessary and required experience and expertise. Competition for these kinds of personnel is intense. In addition, as some of our key personnel approach retirement age, we need to provide for smooth transitions, and our operations and results may be negatively affected if we are not able to do so.

Any future acquisitions may not be successful.

We expect to continue to pursue selective acquisitions of businesses. We cannot assure you that we will be able to locate suitable acquisitions or that we will be able to consummate any such transactions on terms and conditions acceptable to us, or that such transactions will be successful. Acquisitions may bring us into businesses we have not previously conducted and expose us to additional business risks that are different from those we have traditionally experienced. We also may encounter difficulties diligencing or integrating acquisitions and successfully managing the growth we expect to experience from these acquisitions.

In the event we make acquisitions using our stock as consideration, we could dilute share ownership.

As we have announced, we intend to grow our business not only organically but also potentially through acquisitions. One method of paying for acquisitions or to otherwise fund our corporate initiatives is through the issuance of additional equity securities. If we do issue additional equity securities, the issuance could have the effect of diluting our earnings per share and shareholders' percentage ownership.

Our failure to satisfy International Trade Compliance regulations may adversely affect us.

Fluor's global operations require importing and exporting goods and technology across international borders on a regular basis. Fluor's policy mandates strict compliance with U.S. and foreign international trade laws. Nonetheless, we cannot provide assurance that our policies and procedures will always protect us from acts by our employees that would violate U.S. and/or foreign laws. Such improper actions could subject the company to civil or criminal penalties, including substantial monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and, therefore, our ability to do business.

It can be very difficult or expensive to obtain the insurance we need for our business operations.

As part of business operations, we maintain insurance both as a corporate risk management strategy and in order to satisfy the requirements of many of our contracts. Although we have in the past been generally able to cover our insurance needs, there can be no assurances that we can secure all necessary or appropriate insurance in the future.

As a holding company, we are dependent on our subsidiaries for cash distributions to fund debt payments.

Because we are a holding company, we have no true operations or significant assets other than the stock we own of our subsidiaries. We depend on dividends, loans and other distributions from these subsidiaries to be able to pay our debt and other financial obligations. Contractual limitations and legal regulations may restrict the ability of our subsidiaries to make such distributions or loans to us or, if made, may be insufficient to cover our financial obligations, or to pay interest or principal when due on our debt.

Delaware law and our charter documents may impede or discourage a takeover or change of control.

Fluor is a Delaware corporation. Various anti-takeover provisions under Delaware law impose impediments on the ability of others to acquire control of us, even if a change of control would be beneficial to our shareholders. In addition, certain provisions of our bylaws may impede or discourage a takeover. For example:

- our Board of Directors is divided into three classes serving staggered three-year terms;
- vacancies on the Board of Directors can only be filled by other directors;
- there are various restrictions on the ability of a shareholder to nominate a director for election; and
- our Board of Directors can authorize the issuance of preference shares.

These types of provisions could make it more difficult for a third party to acquire control of us, even if the acquisition would be beneficial to our shareholders. Accordingly, shareholders may be limited in the ability to obtain a premium for their shares.

Systems and information technology interruption could adversely impact our ability to operate.

As a global company, we are heavily reliant on computer, information and communications technology and related systems in order to properly operate. From time to time, we experience system interruptions and delays. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of and protect our systems, systems operation could be interrupted or delayed. In addition, our computer and communications systems and operations could be damaged or interrupted by natural disasters, power loss, telecommunications failures, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions. Any of these or other events could cause system interruption, delays and loss of critical data, could delay or prevent operations, and could adversely affect our operating results.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Major Facilities

Operations of Fluor and its subsidiaries are conducted at both owned and leased properties totaling approximately 7.5 million square feet. The properties referenced below are used for general office and engineering purposes. Our executive offices are located at 6700 Las Colinas Boulevard, Irving, Texas. As our business and the mix of structures is constantly changing, the extent of utilization of the facilities by particular segments cannot be accurately stated. In addition, certain owned or leased properties of Fluor and its subsidiaries are leased or subleased to third party tenants. The following table describes the location and general character of the major existing facilities:

Location	Interest
United States and Canada:	
Aliso Viejo, California	Owned and Leased
Anchorage, Alaska	Leased
Calgary, Canada	Owned and Leased
Dallas, Texas	Leased
Greenville, South Carolina	Owned and Leased
Houston (Sugar Land), Texas	Leased
Irvine, California	Leased
Irving, Texas	Owned
Long Beach, California	Leased
Mt. Laurel, New Jersey	Leased
Richland, Washington	Leased
San Juan, Puerto Rico	Leased
South San Francisco, California	Leased
Vancouver, Canada	Leased
The Americas:	
Mexico City, Mexico	Owned and Leased
Santiago, Chile	Owned and Leased
Europe, Africa and Middle East:	
Abu Dhabi, United Arab Emirates.	Leased
Ahmadi, Kuwait	Leased
Al Khobar, Saudi Arabia	Owned
Asturias, Spain	Owned
Camberley, England	Leased
Gliwice, Poland	Owned
Haarlem, Netherlands	Owned
London, England	Leased
Madrid, Spain	Leased
Moscow, Russia	Leased
Sandton, South Africa	Leased
Asia and Asia Pacific:	
Jakarta, Indonesia	Leased
Manila, Philippines	Owned and Leased
New Delhi, India	Leased
Perth, Australia	Leased
Shanghai, China	Leased
Singapore	Leased

In addition to the properties referenced above, we also lease or own a number of sales, administrative and field construction offices, warehouses and equipment yards strategically located throughout the world.

Item 3. ***Legal Proceedings***

Fluor and its subsidiaries, as part of their normal business activities, are parties to a number of legal proceedings and other matters in various stages of development. While we cannot predict the outcome of these proceedings, in our opinion and based on reports of counsel, any liability arising from these matters individually and in the aggregate will not have a material adverse effect upon the consolidated financial position or the results of operations of the company, after giving effect to provisions already recorded.

For information on matters in dispute, see the section entitled — "Litigation and Matters in Dispute Resolution" in Item 7. — "Management's Discussion and Analysis of Financial Condition and Results of Operations," below.

Item 4. ***Submission of Matters to a Vote of Security Holders***

The company did not submit any matters to a vote of security holders during the fourth quarter of 2008.

Executive Officers of the Registrant

Information regarding the company's executive officers is set forth under the caption "Executive Officers of the Registrant" in Part III, Item 10, of this Form 10-K and is incorporated herein by this reference.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on the New York Stock Exchange under the symbol "FLR." The following table sets forth for the quarters indicated the high and low sales prices of our common stock, as reported in the Consolidated Transactions Reporting System, and the cash dividends paid per share of common stock.

	Common Stock Price Range		Dividends
	High	Low	Per Share
Year Ended December 31, 2008*			
Fourth Quarter	$ 56.01	$28.60	$.125
Third Quarter	$ 96.45	$46.19	$.125
Second Quarter	$101.37	$70.01	$.125
First Quarter	$ 77.42	$53.17	$.125
Year Ended December 31, 2007*			
Fourth Quarter	$ 86.08	$63.23	$.10
Third Quarter	$ 72.95	$52.15	$.10
Second Quarter	$ 56.37	$44.89	$.10
First Quarter	$ 47.50	$37.61	$.10

* Stock price and dividends per share were adjusted for the July 16, 2008 two-for-one stock split.

In the first quarter of 2008, our Board of Directors authorized an increase in our quarterly dividend payable to $0.125 per share (split adjusted) from $0.10 per share (split adjusted). However, any future cash dividends will depend upon our results of operations, financial condition, cash requirements, availability of surplus and such other factors as our Board of Directors may deem relevant. See Item 1A. — "Risk Factors."

At February 20, 2009, there were 181,525,896 shares outstanding and 7,561 shareholders of record of the company's common stock. The company estimates there were an additional 284,466 shareholders whose shares were held by banks, brokers or other financial institutions at February 17, 2009.

Issuer Purchases of Equity Securities

The following table provides information as of the three months ending December 31, 2008 about purchases by the company of equity securities that are registered by the company pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"):

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs [2]
October 1 — October 31, 2008	361	$46.28	—	8,270,800
November 1 — November 30, 2008	—	N/A	—	8,270,800
December 1 — December 31, 2008	—	N/A	—	8,270,800
Total	361	$46.28	—	8,270,800

(1) Shares cancelled as payment for statutory withholding taxes upon the vesting of restricted stock issued pursuant to equity based employee benefit plans.

(2) On September 20, 2001, the company announced that the Board of Directors had approved the repurchase of up to five million shares of our common stock. On August 6, 2008, the Board of Directors increased the number of shares available for repurchase by 4,135,400 shares to account for our two-for-one stock split. This repurchase program is ongoing and does not have an expiration date.

Item 6. *Selected Financial Data*

The following table presents selected financial data for the last five years. This selected financial data should be read in conjunction with the consolidated financial statements and related notes included in Item 15 of this Form 10-K. Amounts are expressed in millions, except for per share and employee information:

	Year Ended December 31,				
	2008	2007	2006	2005	2004
CONSOLIDATED OPERATING RESULTS					
Revenue	$22,325.9	$16,691.0	$14,078.5	$13,161.0	$ 9,380.3
Earnings before taxes	1,114.4	649.1	382.0	299.6	281.2
Net earnings	720.5	533.3	263.5	227.3	186.7
Earnings per share					
Basic*	4.06	3.06	1.53	1.34	1.15
Diluted*	3.93	2.93	1.48	1.31	1.13
Return on average shareholders' equity	28.3%	27.7%	15.2%	15.5%	15.7%
Cash dividends per common share*	$ 0.50	$ 0.40	$ 0.40	$ 0.32	$ 0.32
CONSOLIDATED FINANCIAL POSITION					
Current assets	$ 4,668.7	$ 4,059.5	$ 3,323.6	$ 3,108.2	$ 2,723.3
Current liabilities	3,162.6	2,860.1	2,406.3	2,339.3	1,764.0
Working capital	1,506.1	1,199.4	917.3	768.9	959.3
Property, plant and equipment, net	799.8	784.4	692.1	581.5	527.8
Total assets	6,423.7	5,796.2	4,874.9	4,574.4	3,969.6
Capitalization					
Convertible Senior Notes	133.6	307.2	330.0	330.0	330.0
Non-recourse project finance debt	—	—	192.8	57.6	—
Other debt obligations	17.7	17.7	36.8	34.5	147.6
Shareholders' equity	2,671.1	2,274.5	1,730.5	1,630.6	1,335.8
Total capitalization	2,822.4	2,599.4	2,290.1	2,052.7	1,813.4
Total debt as a percent of total capitalization	5.4%	12.5%	24.4%	20.6%	26.3%
Shareholders' equity per common share*	$ 14.71	$ 12.82	$ 9.83	$ 9.36	$ 7.90
Common shares outstanding at year end*	181.6	177.4	176.0	174.2	169.0
OTHER DATA					
New awards	$25,057.8	$22,590.1	$19,276.2	$12,517.4	$13,028.6
Backlog at year end	33,245.3	30,170.8	21,877.7	14,926.6	14,765.8
Capital expenditures	299.6	284.2	274.1	213.2	104.4
Cash provided by (used in) operating activities	951.1	905.0	296.2	408.7	(84.2)
Salaried employees	27,958	25,842	22,078	17,795	17,344
Craft/hourly employees	14,161	15,418	15,482	17,041	17,455
Total employees	42,119	41,260	37,560	34,836	34,799

* All share and per share amounts were adjusted for the July 16, 2008 two-for-one stock split.

Net earnings in 2008 includes a pre-tax gain of $79 million ($0.27 per share*) from the sale of a joint venture interest in a wind power project in the United Kingdom and tax benefits of $28 million ($0.15 per share*) resulting from statute expirations and tax settlements that favorably impacted the effective tax rate. Net earnings in 2007 includes a credit of $123 million ($0.68 per share*) relating to the favorable settlement of tax audits for the years 1996 through 2000. See Management's Discussion and Analysis on pages 24 to 42 and Notes to Consolidated Financial Statements on pages F-7 to F-37 for additional information relating to significant items affecting the results of operations.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Introduction

The following discussion and analysis is provided to increase the understanding of, and should be read in conjunction with, the Consolidated Financial Statements and accompanying Notes. For purposes of reviewing this document, "operating profit" is calculated as revenue less cost of revenue excluding: corporate administrative and general expense; interest expense; interest income; domestic and foreign income taxes; and other non-operating income and expense items.

Results of Operations

Summary of Overall Company Results

Consolidated revenue in 2008 increased to $22.3 billion compared to $16.7 billion in 2007. While all business segments contributed to the increase in revenue in 2008, the Oil & Gas segment was the primary driver, growing by 55 percent when compared to the prior year. Over the past several years, the company has benefited from the long-term growth in global demand for oil and gas and the capital spending of our clients to support this growth. However, the global credit crisis and falling oil prices have reduced the demand for oil and gas, which is impacting the near-term capital investment plans of some of our Oil & Gas clients. Similarly, the company's other business segments could be impacted by the global recession and credit crisis.

Consolidated revenue in 2007 increased by 18 percent when compared to 2006, primarily due to the 56 percent higher volume of work performed in the Oil & Gas segment and higher project execution activities in the Industrial & Infrastructure, Global Services and Power segments. Revenue for the Power segment increased in 2007 when compared to 2006 primarily due to work on a coal fired power plant in Texas that was released for full execution in 2007. Revenue for the Government segment declined in 2007 when compared to 2006 due to lower embassy and Iraq construction work in 2007 and the substantial completion of environmental work on a large Department of Energy ("DOE") project and hurricane relief efforts for the Federal Emergency Management Agency ("FEMA") in 2006.

Earnings before taxes were $1.1 billion in 2008, $649 million in 2007 and $382 million in 2006. Earnings before taxes for 2008 increased 72 percent compared to 2007 primarily as a result of a 61 percent improvement in business segment operating profit. All business segments experienced improvements in operating profit due to increases in the level of project execution activities. The 2008 operating profit of the Industrial & Infrastructure segment included a pre-tax gain from the sale of a joint venture interest in a wind power project in the United Kingdom partially offset by provisions for a fixed-price telecommunications project in the United Kingdom, both discussed under "—Industrial & Infrastructure" below. The 2008 operating profit of the Government segment also improved compared to the prior year due to the absence of charges associated with the Bagram Air Base in Afghanistan which negatively impacted the operating performance of the segment in 2007, as discussed under "—Government" below. The 2008 operating profit of the Power segment included a provision for an uncollectible retention receivable, discussed under "—Power" below. The improved operating performance of the business segments in 2008 was offset somewhat by higher corporate general and administrative expense, including higher compensation-related costs and a loss on the sale of a building and the associated legal entity in the United Kingdom. Earnings before taxes in 2008 were also higher when compared to 2007 due to lower interest expense that resulted from the deconsolidation of non-recourse project finance debt in the fourth quarter of 2007 and the reduction of outstanding principal resulting from the conversion of convertible notes in 2008.

Earnings before taxes for 2007 increased by 70 percent compared to 2006 primarily from the 44 percent overall improvement in business segment operating profit and a significant increase in net interest income from higher cash balances and interest rates in 2007. All business segments, except Government, had improvements in operating profit primarily due to increases in revenue from work performed. Operating profit in the Government segment improved primarily due to the absence of charges associated with certain embassy projects which significantly impacted results in 2006, as discussed below. Incentive and stock-price based compensation expense, which is included in corporate administrative and general expense, was higher in 2007 compared to 2006. Net interest income increased significantly in 2007 primarily as a result of higher cash balances and interest rates during the year.

The effective tax rate for 2008 was 35.4 percent which includes a favorable benefit resulting from the reversal of certain valuation allowances, statute expirations and tax settlements. The effective tax rates for 2007 and 2006 were 17.8 percent and 31.0 percent, respectively. The lower effective tax rate for 2007 includes the impact of the final resolution with the U.S. Internal Revenue Service ("IRS") of a tax audit relating to tax years 1996 through 2000. The reduction in tax expense associated with the settlement totaled $123 million. The settlement lowered the effective tax rate for 2007 by 19 percentage points. Variability in effective tax rates in recent years is discussed below under "— Corporate, Tax and Other Matters."

The company had net earnings of $3.93 per share in 2008 compared to $2.93 per share in 2007 and $1.48 per share in 2006. The 34 percent increase in 2008 earnings per share is primarily the result of increases in the level of project execution activities and includes the pre-tax gain of $79 million ($0.27 per share) from the sale of a joint venture interest in a wind power project in the Industrial & Infrastructure segment. The significant increase in 2007 earnings per share includes the impact of increased project execution activities and the $123 million ($0.68 per share) settlement with the IRS discussed above. Excluding the impact of the settlement, 2007 earnings per share increased 52 percent compared to 2006.

Consolidated new awards for 2008 were $25.1 billion, compared to $22.6 billion in 2007, and $19.3 billion in 2006. The increase in new award activity in 2008 was primarily attributable to the Oil & Gas and Industrial & Infrastructure segments, partially offset by lower new awards for Power. The Oil & Gas, Global Services and Power segments had increases in new awards during 2007, partially offset by decreases in new awards in the Industrial & Infrastructure and Government segments. Approximately 45 percent of consolidated new awards for 2008 were for projects located outside of the United States.

Consolidated backlog was $33.2 billion at December 31, 2008, $30.2 billion at December 31, 2007 and $21.9 billion at December 31, 2006. The trend of growing backlog is primarily attributable to strong demand for capital investment in Oil & Gas markets and large awards in Industrial & Infrastructure. As of December 31, 2008, approximately 50 percent of consolidated backlog relates to projects located outside of the United States.

For a more detailed discussion of operating performance of each business segment, corporate administrative and general expense and other items, see "—Segment Operations" and "—Corporate, Tax and Other Matters" below.

Discussion of Critical Accounting Policies

The company's discussion and analysis of its financial condition and results of operations is based upon its Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The company's significant accounting policies are described in the Notes to Consolidated Financial Statements. The preparation of the Consolidated Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on information available as of the date of the financial statements and, accordingly, actual results in future periods could differ from these estimates. Significant judgments and estimates used in the preparation of the Consolidated Financial Statements apply the following critical accounting policies.

Engineering and Construction Contracts Engineering and construction contract revenue is recognized on the percentage-of-completion method based on contract cost incurred to date compared to total estimated contract cost. Contracts are segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. The percentage-of-completion method of revenue recognition requires the company to prepare estimates of cost to complete contracts in progress. In making such estimates, judgments are required to evaluate contingencies such as potential variances in schedule and the cost of materials, labor cost and productivity, the impact of change orders, liability claims, contract disputes and achievement of contractual performance standards. Changes in total estimated contract cost and losses, if any, are recognized in the period they are determined. Pre-contract costs are expensed as incurred. The majority of the company's engineering and construction contracts provide for reimbursement of cost plus a fixed or percentage fee. In the highly competitive markets served by the company, there is an increasing trend for cost-reimbursable contracts with incentive fee arrangements. As of December 31, 2008, 75 percent of the company's backlog is cost reimbursable while 25 percent is for guaranteed maximum, fixed or unit price contracts. In certain instances, the company provides guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees could result in unrealized incentive fees or liquidated damages. In addition, increases in contract cost can result in non-recoverable cost which could exceed revenue realized from the projects.

Claims arising from engineering and construction contracts have been made against the company by clients, and the company has made claims against clients for cost incurred in excess of current contract provisions. The company recognizes certain significant claims for recovery of incurred cost when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. Recognized claims amounted to $202 million and $246 million at December 31, 2008 and 2007, respectively. Unapproved change orders are accounted for in revenue and cost when it is probable that the cost will be recovered through a change in the contract price. In circumstances where recovery is considered probable, but the revenue cannot be reliably estimated, cost attributable to change orders is deferred pending determination of the impact on contract price.

Backlog in the engineering and construction industry is a measure of the total dollar value of work to be performed on contracts awarded and in progress. Although backlog reflects business that is considered to be firm, cancellations or scope adjustments may occur. Backlog is adjusted to reflect any known project cancellations, revisions to project scope and cost, and deferrals, as appropriate.

Engineering and Construction Partnerships and Joint Ventures Certain contracts are executed jointly through partnerships and joint ventures with unrelated third parties. The company accounts for its interests in the operations of these ventures on a proportionate consolidation basis. Under this method of accounting, the company consolidates its proportionate share of venture revenue, cost and operating profit in the Consolidated Statement of Earnings and generally uses the one-line equity method of accounting in the Consolidated Balance Sheet. The most significant application of the proportionate consolidation method is in the Oil & Gas, Industrial & Infrastructure and Government segments.

The company's accounting for project specific joint venture or consortium arrangements is closely integrated with the accounting for the underlying engineering and construction project for which the joint venture was established. The company engages in project specific joint venture or consortium arrangements in the ordinary course of business to share risks and/or to secure specialty skills required for project execution. Generally, these arrangements are characterized by a 50 percent or less ownership or participation interest that requires only a small initial investment. Execution of a project is generally the single business purpose of these joint venture arrangements. When the company is the primary contractor responsible for execution, the project is accounted for as part of normal operations and included in consolidated revenue using appropriate contract accounting principles.

Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities" ("FIN 46(R)") provides the principles to consider in determining when variable interest entities must be consolidated in the financial statements of the primary beneficiary. In general, a variable interest entity is an entity used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors who are not required to provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. In December 2008, the FASB issued FASB Staff Position ("FSP") FAS 140-4 and FIN 46(R)-8, "Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities" which requires additional disclosures by public companies with variable interests in variable interest entities.

Contracts that are executed jointly through partnerships and joint ventures are proportionately consolidated in accordance with Emerging Issues Task Force ("EITF") Issue 00-1, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures" ("EITF 00-1") and Statement of Position 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts" ("SOP 81-1"). The company evaluates the applicability of FIN 46(R) to partnerships and joint ventures at the inception of its participation to ensure its accounting is in accordance with the appropriate standards, and will reevaluate applicability upon the occurrence of certain events.

Deferred Taxes and Tax Contingencies Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. At December 31, 2008, the company had deferred tax assets of $602 million which were partially offset by a valuation allowance of $40 million and further reduced by deferred tax liabilities of $27 million. The valuation allowance reduces certain deferred tax assets to amounts that are more likely than not to be realized. The allowance for 2008 primarily relates to the deferred tax assets on certain net operating and capital loss carryforwards for U.S. and non-U.S. subsidiaries and certain reserves on investments. The company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in the applicable taxing jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the company's effective tax rate on future earnings.

In the first quarter of 2007, the company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Also, the interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN 48, the company recognized a cumulative-effect adjustment of $45 million, increasing its liability for unrecognized tax benefits, interest and penalties and reducing the January 1, 2007 balance of retained earnings. The company recognizes potential interest and penalties related to unrecognized tax benefits within its global operations in income tax expense.

Retirement Benefits The company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," as amended ("SFAS 87"). As permitted by SFAS 87, changes in retirement plan obligations and assets set aside to pay benefits are not recognized as they occur but are recognized over subsequent periods. Assumptions concerning discount rates, long-term rates of return on plan assets and rates of increase in compensation levels are determined based on the current economic environment in each host country at the end of each respective annual reporting period. The company evaluates the funded status of each of its retirement plans using these current assumptions and determines the appropriate funding level considering applicable regulatory requirements, tax deductibility, reporting considerations and other factors. Assuming no changes in current assumptions, the company expects to fund between $40 million and $60 million for the calendar year 2009, which is expected to be substantially in excess of the minimum funding required. If the discount rate were reduced by 25 basis points, plan liabilities would increase by approximately $28 million.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). This statement amends SFAS 87 and requires that the funded status of plans, measured as the difference between plan assets at fair value and the pension benefit obligations, be recognized in the statement of financial position and that various items be recognized in other comprehensive income before they are recognized in periodic pension expense. The statement was adopted in 2006 and resulted in a $180 million after-tax charge to accumulated other comprehensive loss, which reduced shareholders' equity.

Segment Operations

The company provides professional services on a global basis in the fields of engineering, procurement, construction, maintenance and project management. The company is organized into five business segments: Oil & Gas, Industrial & Infrastructure, Government, Global Services and Power. The Oil & Gas segment provides design, engineering, procurement, construction and project management professional services for upstream oil and gas production, downstream refining and certain integrated petrochemical markets. The Industrial & Infrastructure segment provides design, engineering, procurement and construction professional services for transportation, wind power, mining and metals, life sciences, telecommunications, manufacturing, commercial and institutional development, microelectronics and healthcare clients. The Government segment provides engineering, construction, contingency response, management and operations services to the United States government. The Global Services segment includes operations and maintenance activities, small capital project engineering and execution, site equipment and tool services, industrial fleet outsourcing, plant turnaround services, temporary staffing and supply chain solutions. The Power segment provides engineering, procurement, construction, program management, start-up and commissioning and maintenance services to the gas fueled, solid fueled, renewables, emerging nuclear and plant betterment markets.

Oil & Gas

Revenue and operating profit for the Oil & Gas segment are summarized as follows:

(in millions)	Year Ended December 31, 2008	2007	2006
Revenue	$12,946.3	$8,369.9	$5,368.0
Operating profit	723.8	432.7	305.7

Both revenue and operating profit increased substantially in 2008 when compared to both 2007 and 2006 as a result of continued growth in project execution activities from the significant levels of new project awards over the last few years. Operating profit margin for the segment was 5.6 percent in 2008 compared to 5.2 percent in 2007 and 5.7 percent in 2006. Operating profit margin in 2008 is comparatively higher than in 2007 for a number of reasons, including the performance of certain large projects in the engineering phase which typically generate higher margins than projects in the construction phase and improved contributions from other projects of the segment. The operating margin in 2007 includes the impact of a higher volume of lower margin construction related activities as a number of large projects moved from the engineering phase into on-site execution.

New awards in the Oil & Gas segment were $15.1 billion in 2008, $13.5 billion in 2007 and $10.4 billion in 2006. The high worldwide demand for new capacity in oil and gas exploration and refining, as well as polysilicon, has driven the increase in new project awards. New awards in 2008 included two refinery expansion projects in the United States valued at $3.4 billion and $1.9 billion, and a $1.0 billion polysilicon project in China. New awards in 2007 included a $2.0 billion award for the utility and offsite facilities for a new refinery in the Middle East and refinery expansion projects in Spain and the United States amounting to $1.3 billion and $1.5 billion, respectively. New awards in 2006 included a $1.8 billion refinery expansion in the United States, a $2.2 billion project in Saudi Arabia and a project in excess of $1.0 billion in Qatar.

Backlog for the Oil & Gas segment was $21.4 billion at December 31, 2008, up sequentially from $18.5 billion at December 31, 2007 and $12.0 billion at December 31, 2006. The 2008 and 2007 growth in backlog is primarily due to the continued strength of new award activity and positive scope-related cost adjustments to existing projects.

The segment has been a participant in an expanding market that includes very large projects in diverse geographical locations, which are well suited to the company's global execution and project management capabilities and strong financial position. However, the global credit crisis and falling oil prices have resulted in some clients reassessing their capital spending plans for 2009. As such, there is some uncertainty as to the sustainability of the high growth and operating profit margins recently experienced by the segment.

Total assets in the segment increased to $1.2 billion at December 31, 2008 from $891 million at December 31, 2007 and $629 million at December 31, 2006 primarily due to the continued increase in the level of project execution activities over the periods.

Industrial & Infrastructure

Revenue and operating profit for the Industrial & Infrastructure segment are summarized as follows:

(in millions)	Year Ended December 31, 2008	2007	2006
Revenue	$3,470.3	$3,385.0	$3,171.1
Operating profit	208.2	101.0	76.4

Revenue in 2008 improved slightly from 2007 on the strength of the mining and metals and manufacturing and life sciences business lines. Revenue increased during 2007 compared to 2006 primarily as a result of project execution activities on mining and infrastructure projects.

The 2008 revenue growth for the Industrial & Infrastructure segment has been accompanied by substantial operating profit and operating profit margin increases, primarily as the result of improved performance in mining and a pre-tax gain of $79 million from the sale of a joint venture interest in a wind power project in the United Kingdom. The higher margins for the mining and metals business line in 2008 are largely attributable to an increase in the mix of engineering and consulting projects, which typically generate higher margins than projects in the construction phase. The segment's ability to command more favorable pricing due to its capabilities and project execution performance, along with industry-wide resource constraints, also contributed to the higher mining margins in 2008. Operating profit and operating profit margin increased during 2007 compared to 2006, largely on the strength of performance on mining and infrastructure projects. Operating results for the segment have been impacted in all three years by loss provisions relating to specific projects.

Looking ahead, the segment could be impacted by the global credit crisis and falling commodity prices, as some clients, particularly in the mining and metals business line, are reassessing their capital spending programs for 2009. Projects originally planned for 2009 could be delayed or canceled.

The company is involved in dispute resolution proceedings in connection with its London Connect Project, a $500 million lump-sum project to design and install a telecommunications network that allows transmission and reception throughout the London Underground system. The project, which is now complete, has been subject to significant delays by the owner, resulting in additional cost to the company and claims against the client. The company has recognized an aggregate of $105 million in claims revenue relating to incurred costs attributed to delay and disruption claims that are part of the dispute resolution proceedings, reduced for settlement amounts. Total claims-related cost incurred to date and the value of the claims submitted or identified exceed the amount recorded in claims revenue. In addition, the client withheld $54 million representing the company's share of liquidated damages, a substantial portion of which has been reserved for possible non-collection. During 2008, provisions of $33 million were recognized as the result of reassessments of the remaining time and cost to complete the project and the probability of recovery of liquidated damages and certain claims.

The company participates in a 50/50 joint venture that is completing a fixed-price transportation infrastructure project in California. The project continues to be subject to circumstances resulting in additional cost including owner-directed scope changes leading to quantity growth, cost escalation, additional labor and schedule delays. The company continues to evaluate the impact of these circumstances on estimated total project cost, as well as claims for recoveries and other contingencies on the project. During 2007 and 2006, provisions of $25 million and $30 million, respectively, were recognized due to increases in estimated cost. The company continues to incur legal expenses associated with the claims and dispute resolution process. As of December 31, 2008, the company has recognized in cost and revenue its $52 million proportionate share of $104 million of cost relating to claims recognized by the joint venture. Total claims-related costs incurred, as well as claims submitted to the client by the joint venture, are in excess of the $104 million of recognized cost. As of December 31, 2008, the client withheld liquidated damages totaling $51 million from amounts otherwise due the joint venture and has asserted additional claims against the joint venture. The company believes that the claims against the joint venture are without merit and that amounts withheld will ultimately be recovered by the joint venture and has, therefore, not recognized any reduction in project revenue for its $25.5 million proportionate share of the withheld liquidated damages. In addition, the client has drawn down $14.8 million against letters of credit provided by the company and its joint venture partner. The company believes that the amounts drawn down against the letters of credit will ultimately be recovered by the joint venture and, as such, has not reserved for the possible non-recovery of the company's $7.4 million proportionate share. The project opened to traffic in November 2007 and is expected to be completed in the spring of 2009.

New awards in the Industrial & Infrastructure segment were $5.0 billion during 2008, $3.4 billion during 2007, and $4.5 billion in 2006. New awards during 2008 reflected a substantial increase in the mining and metals business line and also included a $1.8 billion infrastructure project in the United Kingdom. New awards during 2007 were also concentrated in the mining sector and included a $1.3 billion transportation infrastructure project in Virginia. New awards during 2006 increased across most of the segment's business lines, with new mining projects representing approximately 45 percent of the total.

Ending backlog for the segment increased to $6.7 billion for 2008 from $6.1 billion for 2007 and $5.4 billion for 2006.

Total assets in the Industrial & Infrastructure segment were $536 million at December 31, 2008, largely comparable to the $576 million of total assets at December 31, 2007. Total assets at December 31, 2006 were $686 million and included the consolidation of the National Roads Telecommunication Services project in the United Kingdom, which was deconsolidated in 2007.

Government

Revenue and operating profit for the Government segment are summarized as follows:

	Year Ended December 31,		
(in millions)	**2008**	**2007**	**2006**
Revenue	$1,319.9	$1,308.2	$2,859.9
Operating profit	52.2	29.3	17.7

Revenue in 2008 increased slightly compared to revenue in 2007 primarily due to the start-up of the Savannah River Site Management and Operating Project in South Carolina ("Savannah River") which offsets reduced contributions from the embassy projects and Iraq-related work. Other contributors to 2008 revenue include continued support for the public assistance program in support of the Federal Emergency Management Agency ("FEMA"), the Hanford Environmental Management Project in Washington and work that began in late 2008 in support of Logistics Augmentation Program ("LOGCAP IV") task orders for the United States Army in Afghanistan. The substantial decrease in revenue in 2007 compared to 2006 was primarily attributable to significantly reduced contributions from FEMA hurricane relief task orders, Iraq-related work and the Fernald project that was completed in October 2006.

Operating profit for the Government segment during 2008 increased significantly compared to 2007 and 2006, primarily due to the absence of significant provisions for loss projects that had been made in the earlier two years. Operating profit in 2008 was also favorably impacted by work that began at the Savannah River project and for LOGCAP IV task orders.

Provisions totaling $21 million and $29 million were made in 2007 and 2006, respectively, on a fixed-priced contract at the Bagram Air Base in Afghanistan. These charges related to subcontractor execution issues and liquidated damages due to the resulting delay in project completion. During 2008, the Bagram project was completed and various disputed items and warranty issues were resolved. As a result, $5 million was recognized in operating profit during the year. The remaining disputed items and warranty obligations are expected to be addressed in 2009.

Operating profit in 2006 was negatively impacted by loss provisions for estimated cost overruns totaling $154 million on certain embassy projects. Provisions totaling $56 million had been previously recognized in 2005. The company has performed work on 11 embassy projects over the last five years for the United States Department of State under fixed-price contracts. These projects were adversely impacted by higher cost due to schedule extensions, scope changes causing material deviations from the Standard Embassy Design, increased cost to meet client requirements for additional security-cleared labor, site conditions at certain locations, subcontractor and teaming partner difficulties and the availability and productivity of construction labor. As of December 31, 2008, all embassy projects were complete, with some warranty items still pending.

As of December 31, 2008, aggregate cost totaling $45 million relating to claims on three of the embassy projects has been recognized in revenue. Total claims-related cost incurred to date, along with claims for equitable adjustment submitted or identified, exceed the amount recorded in claims revenue. As the first formal step in dispute resolution, all of these claims have been certified in accordance with federal contracting requirements. The company continues to periodically evaluate its position with respect to these claims.

New awards in the Government segment were $1.4 billion during 2008, compared to $1.2 billion during 2007 and $2.2 billion during 2006. The increase in new awards in 2008 was driven by the start-up of the Savannah River project and the first task orders issued to the company under LOGCAP IV. The Savannah River project's transitional work and first full year of operations were included as a new award in 2008. The company reports new awards for LOGCAP IV as individual task orders are awarded and funded. The decrease in new awards in 2007 was due to the significant decrease in emergency response work for FEMA and reconstruction activities in Iraq. Many projects, like Savannah River, are performed on behalf of U.S. government clients under multi-year contracts and provide for annual funding. As a result, new awards for the Government segment only reflect the annual award of work to be performed over the ensuing 12 months for annually-funded contracts.

Backlog for the Government segment was $804 million at December 31, 2008, $740 million at December 31, 2007 and $840 million at December 31, 2006. The decline in backlog in 2007 from 2006 was primarily due to progress toward completion on Iraq contracts.

Total assets in the Government segment were $326 million at December 31, 2008, $285 million at December 31, 2007 and $597 million at December 31, 2006. The decrease in total assets from the end of 2006 was primarily due to the billing and collection of substantially all of the previously unbilled fees on the Fernald project and progress towards completion on the FEMA and Iraq reconstruction contracts.

Global Services

Revenue and operating profit for the Global Services segment are summarized as follows:

(in millions)	Year Ended December 31, 2008	2007	2006
Revenue	$2,675.8	$2,460.0	$2,137.9
Operating profit	229.3	201.4	152.4

The 2008 increase in revenue reflects continued growth across most of the Global Services segment's various business lines. The operations and maintenance business line experienced broad-based growth in the majority of its markets during 2008, but its results were unfavorably impacted by delays in refinery turnarounds and hurricanes in the Gulf Coast region of the United States. The 2007 revenue increase was driven primarily by growth in the operations and maintenance business line. The segment continues to implement a disciplined growth strategy through widespread expansion of existing core competencies and regional deployment of new services and business models.

Operating profit and operating profit margin increases for 2008 and 2007 reflect the strong business environment that has extended across most of Global Services' markets. Additionally, operating profit in 2006 was favorably impacted by hurricane recovery activities. During the fourth quarter of 2008, Global Services began to be impacted by the current global economic downturn, particularly for natural resource prospects. The drop in commodity prices has caused delays of work originally planned for 2008 and 2009. Operating profit margin in the Global Services segment was 8.6 percent, 8.2 percent, and 7.1 percent for the years ended December 31, 2008, 2007 and 2006, respectively.

Operations and maintenance activities that have yet to be performed comprise Global Services backlog. The equipment, temporary staffing and supply chain solutions business lines do not report backlog or new awards. In recent years, Global Services has derived larger percentages of its revenue and operating profit from these non-backlog reporting business lines and from short-duration operations and maintenance activities. Therefore, Global Services revenue and profit increases may outpace backlog growth.

New awards in the Global Services segment were $2.1 billion during 2008, $2.2 billion during 2007 and $1.6 billion during 2006. New awards for all three years included new work and renewals for key clients.

Backlog for the Global Services segment was $2.6 billion at December 31, 2008, $2.5 billion at December 31, 2007 and $2.3 billion at December 31, 2006.

Total assets in the Global Services segment were $763 million at December 31, 2008 compared to $856 million at December 31, 2007 and $721 million at December 31, 2006. The decrease in total assets in 2008 was due to the reduction in working capital in the equipment, supply chain solutions and operations and maintenance business lines. The increase in assets in 2007 was primarily the result of investments in equipment and working capital to support revenue growth.

Power

Revenue and operating profit for the Power segment are summarized as follows:

(in millions)	Year Ended December 31, 2008	2007	2006
Revenue	$1,913.6	$1,167.9	$541.6
Operating profit	75.4	38.0	4.3

Revenue in 2008 and 2007 increased substantially as the result of higher levels of project execution activities from projects awarded over the last few years, including the Oak Grove coal-fired power project in Texas for Luminant, a unit of Energy Futures Holdings Corporation, that was awarded in the second quarter of 2007. Revenue levels in 2006 were negatively impacted by the reduced level of construction of new power plants following the completion of the most recent building cycle in 2003.

Operating profit margin in the Power segment increased to 3.9 percent during 2008 from 3.3 percent during 2007 and 0.8 percent during 2006. Operating profit and operating profit margin increased in 2008 and 2007 as a result of higher levels of project execution activities, including the Oak Grove project. In addition, the operating profit margin in 2008 reflects higher margin front-end services in the nuclear business line. Also reflected in 2008 operating profit, but as a partial offset to the drivers of margin improvement, was a fourth quarter provision for an uncollectible retention receivable of $9 million for the Rabigh Combined Cycle Power Plant in Saudi Arabia, discussed in more detail under Litigation and Matters in Dispute Resolution below. The lower 2006 operating profit and operating profit margin were the combined result of a charge associated with the final resolution of a project dispute, a loss on another project, a concentration of projects that were in the early stages where profit recognition is generally lower and higher overhead spending in anticipation of increasing revenue in an expanding market. Projects in the Power segment are often bid and awarded on a fixed-price basis. This method of contracting provides opportunities for margin improvement resulting from successful execution, but also exposes the segment to the risk of cost overruns due to factors such as material cost and labor productivity variances or schedule delays.

The Power segment has been impacted by delays in obtaining air permits for coal-fired power plants due to concerns over carbon emissions. In addition, power producers have been impacted by the global credit crisis. New awards in the Power segment are typically large in amount, but occur on an irregular basis. New awards of $1.3 billion in 2008 include a gas-fired power plant in Texas, expansions to an existing emissions control retrofit program in Kentucky and an emissions control retrofit program in Texas for Luminant. New awards of $2.2 billion in 2007 included $1.7 billion for the Oak Grove award. New awards of $635 million during 2006 included a plant retrofit project in South Carolina.

Backlog for the Power segment was $1.8 billion at December 31, 2008, $2.4 billion at December 31, 2007 and $1.3 billion at December 31, 2006. The increase in backlog since December 31, 2006 is largely due to the 2007 new award for the Oak Grove project.

Total assets in the Power segment were $130 million at December 31, 2008, $150 million at December 31, 2007 and $137 million at December 31, 2006.

Corporate, Tax and Other Matters

Corporate For the three years ended December 31, 2008, 2007 and 2006, corporate administrative and general expenses were $229 million, $194 million and $179 million, respectively. The increase in 2008 is primarily due to higher compensation-related costs and a $16 million loss on the sale of a building and the associated legal entity in the United Kingdom. These increases in 2008 corporate administrative and general expenses are offset somewhat by foreign currency gains. Corporate administrative and general expense includes $17 million of non-operating expense in 2008, of which $16 million is for the loss on the sale of the building and associated legal entity discussed above, compared to non-operating income of $3 million during 2007 and non-operating expense of $5 million relating principally to an investment impairment provision during 2006. The increase in corporate administrative and general expenses in 2007 from 2006 is primarily due to higher incentive and stock-based compensation cost as a result of the increase in the value of the company's stock. The 2006 amount includes $13 million from the adoption of the new share-based compensation accounting standard and $14 million of expenses related to the relocation of the corporate headquarters from Southern California to the Dallas/Fort Worth metropolitan area that was completed in the second quarter of 2006.

Net interest income was $55 million, $41 million and $4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Net interest income increased in 2008 primarily due to lower interest expense that resulted from the deconsolidation of non-recourse project finance debt in the fourth quarter of 2007 and the reduction of outstanding principal resulting from the conversion of convertible notes in 2008. Net interest income increased significantly in 2007 primarily as a result of higher cash balances and interest rates during the year. The 2006 amount includes interest expense on outstanding commercial paper balances during the first six months of 2006 that were required to support project execution activities and interest expense from the consolidation of non-recourse project finance debt during the year. Though the company is expected to continue to maintain high cash and marketable securities positions in 2009, lower interest rates could significantly reduce interest income.

Tax The effective tax rates on the company's pretax earnings were 35.4 percent, 17.8 percent and 31.0 percent for the years 2008, 2007 and 2006, respectively. The effective tax rate for 2008 was favorably impacted by the reversal of certain valuation allowances of $19 million and statute expirations and tax settlements of $28 million.

The lower effective rate in 2007 was due to the reduction of income tax expense for the year as the result of an IRS Appeals settlement in connection with the IRS examination of the company's income tax returns for the period November 1, 1995 through December 31, 2000.

The 2006 effective tax rate includes a favorable benefit resulting from the extraterritorial income exclusion and the reversal of certain valuation allowances, partially offset by the unfavorable impact of tax rate changes on certain state deferred taxes.

Litigation and Matters in Dispute Resolution

Conex International v. Fluor Enterprises, Inc.

In November 2006, a Jefferson County, Texas, jury reached an unexpected verdict in the case of Conex International ("Conex") v. Fluor Enterprises Inc. ("FEI"), ruling in favor of Conex and awarding $99 million in damages related to a 2001 construction project.

In 2001, Atofina (now part of Total Petrochemicals Inc.) hired Conex International to be the mechanical contractor on a project at Atofina's refinery in Port Arthur, Texas. FEI was also hired to provide certain engineering advice to Atofina on the project. There was no contract between Conex and FEI. Later in 2001 after the project was complete, Conex and Atofina negotiated a final settlement for extra work on the project. Conex sued FEI in September 2003 alleging damages for interference and misrepresentation and demanding that FEI should pay Conex the balance of the extra work charges that Atofina did not pay in the settlement. Conex also asserted that FEI interfered with Conex's contract and business relationship with Atofina. The jury verdict awarded damages for the extra work and the alleged interference.

The company appealed the decision and the judgment against the company was reversed in its entirety in December 2008 and remanded for a new trial.

Fluor Daniel International and Fluor Arabia Ltd. v. General Electric Company, et al

In October 1998, Fluor Daniel International and Fluor Arabia Ltd. filed a complaint in the United States District Court for the Southern District of New York against General Electric Company and certain operating subsidiaries as well as Saudi American General Electric ("SAMGE"), a Saudi Arabian corporation. The complaint sought damages in connection with the procurement, engineering and construction of the Rabigh Combined Cycle Power Plant in Saudi Arabia. On April 10, 2007, the arbitration panel issued a partial final award stipulating the amount of entitlement to recovery of certain claims and awarding interest on the net amounts due to Fluor. A final award on the calculation of interest due to Fluor has been received. All amounts have been collected except for post-award, pre-judgment interest of approximately $1 million and a retention receivable of $9 million to be paid by SAMGE after it receives payment from the owner. In the fourth quarter of 2008, a provision was recognized for the full amount of the unpaid retention receivable as the result of a re-assessment by the company of the likelihood that SAMGE would ever receive payment from the owner.

Fluor Corporation v. Citadel Equity Fund Ltd.

Citadel Equity Fund Ltd., a hedge fund and investor in the company's 1.5 percent Convertible Senior Notes (the "Notes"), and the company are disputing the calculation of the number of shares of the company's common stock that were due to Citadel upon conversion of approximately $58 million of Notes. Citadel argues that it is entitled to an additional $28 million in value under its proposed calculation method. The company believes that the payout given to Citadel was proper and correct and that Citadel's claims are without merit. The company is vigorously defending its position.

Other

As of December 31, 2008, a number of matters relating to completed and in progress projects are in the dispute resolution process. These include an *Infrastructure Joint Venture Project* and the *London Connect Project*, which are discussed above under " — Industrial & Infrastructure" and certain *Embassy Projects*, which are discussed above under " — Government".

Financial Position and Liquidity

Cash provided by operating activities during 2008 was $951 million compared to $905 million in 2007 and $296 million in 2006. Cash provided by operating activities during 2008, 2007 and 2006 resulted primarily from earning sources and increases in customer advance billings. Cash generated by operating activities in 2007 also includes the billing and collection of fees on the Fernald project.

The levels of operating assets and liabilities vary from year to year and are affected by the mix, stage of completion and commercial terms of engineering and construction projects. The increase in new awards over the last three years will continue to result in periodic start-up activities where the use of cash is greatest on projects for which cash is not provided by advances from clients. As work progresses on individual projects and client payments on invoiced amounts increase, cash used in start-up activities is recovered and project cash flows tend to stabilize through project completion. Liquidity is also provided by substantial advance billings on contracts in progress. As customer advances are used in project execution and if they are not replaced by advances on new projects, the company's cash position will be reduced. In the event there is net new investment in operating assets that exceeds available cash balances the company maintains short-term borrowing facilities to satisfy any periodic net operating cash outflows.

Cash from operating activities is used to provide contributions to the company's defined contribution and defined benefit plans. Contributions into the defined contribution plans of $98 million during 2008 have increased compared to $74 million in 2007 and $59 million in 2006 as a result of increases in the number of eligible employees. The company contributed $190 million into its defined benefit pension plans during 2008, as a result of adverse conditions in the financial markets coupled with the business objective to utilize available resources to maintain or achieve full funding of accumulated benefits. The company contributed $62 million and $41 million into its defined benefits plans during 2007 and 2006, respectively. As of December 31, 2008, 2007 and 2006 all plans were funded to the level of accumulated benefits.

Cash flows provided by investing activities during 2008 include proceeds of $79 million from the sale of a joint venture interest in a wind power project in the United Kingdom. In addition, cash flows provided by investing activities during 2008 include $48 million primarily related to the disposal of construction equipment associated with the equipment operations in the Global Services segment compared with $60 million and $39 million during 2007 and 2006, respectively.

Cash utilized by investing activities in 2008, 2007 and 2006 included capital expenditures of $300 million, $284 million and $274 million, respectively. Expenditures during 2008 and 2007 included significant amounts relating to equipment operations and investments in computer infrastructure upgrades. Capital expenditures during 2006 included $36 million for construction of the new corporate headquarters facility in Texas, but otherwise relate primarily to the equipment operations in the Global Services segment that support engineering and construction projects. The increase in capital expenditures over the past three years largely relates to the ongoing renewal and replacement of equipment in the construction equipment operations and investments in computer infrastructure upgrades. Capital expenditures in future years are expected to include equipment purchases for the equipment operations of the Global Services segment, purchase and refurbishment of other facilities and computer infrastructure in support of the company's continuing investment in automated systems.

The company holds excess cash in bank deposits and marketable securities. These investments are governed by the company's investment policy, which focuses on, in order of priority, the preservation of capital, maintenance of liquidity and maximization of yield. These investments are placed with highly rated banks and include short-term fixed income securities, money market funds which invest in U.S. Government-related securities, repurchase agreements that are fully collateralized by U.S. Government-related securities, medium-term fixed income securities and highly-rated commercial paper.

During 2006, the company amended and restated its Senior Credit Facility, increasing the size from $800 million to $1.5 billion and extending the maturity to 2011.

In February 2004, the company issued $330 million of 1.5 percent Convertible Senior Notes (the "Notes") due February 15, 2024 and received proceeds of $323 million, net of underwriting discounts. Proceeds from the Notes were used to pay off the then-outstanding commercial paper and $100 million was used to obtain ownership of engineering and corporate office facilities in California through payoff of the lease financing.

In December 2004, the company irrevocably elected to pay the principal amount of the Notes in cash. Notes are convertible during any fiscal quarter if the closing price of the company's common stock for at least 20 trading days in the 30 consecutive trading day-period ending on the last trading day of the previous fiscal quarter is greater than or equal to 130 percent of the conversion price in effect on that 30th trading day (the "trigger price"). The split-adjusted trigger price is currently $36.20, but is subject to adjustment as outlined in the indenture. The trigger price condition has been satisfied during each period since the fourth quarter of 2005 and the Notes have therefore been classified as short-term debt as of December 31, 2008 and 2007. During 2008, holders converted $174 million of the Notes in exchange for the principal balance owed in cash plus 4,058,792 shares of the company's common stock. During 2007, holders converted $23 million of the Notes in exchange for the principal balance owed in cash plus 503,462 shares of the company's common stock. The company does not know the timing or principal amount of the remaining Notes that may be presented for conversion in future periods. Holders of Notes were entitled to require the company to purchase all or a portion of their Notes on February 17, 2009 at 100 percent of the principal amount plus accrued and unpaid interest; a de minimis amount of Notes was tendered for purchase. Holders of Notes will again be entitled to have the company purchase their Notes at the same price on February 15, 2014 and February 15, 2019. After February 16, 2009, the Notes are redeemable at the option of the company, in whole or in part, at 100 percent of the principal amount plus accrued and unpaid interest. In the event of a change of control of the company, each holder may require the company to repurchase the Notes for cash, in whole or in part, at 100 percent of the principal amount plus accrued and unpaid interest. The outstanding principal amount of the Notes was $134 million and $307 million at December 31, 2008 and 2007, respectively. Available cash balances will be used to satisfy any principal and interest payments. Shares of the company's common stock will be issued to satisfy any appreciation between the conversion price and the market price on the date of conversion.

During 2007 and 2006, non-recourse project financing provided $102 and $127 million of financing cash flow, respectively, related to the National Roads Telecommunications Services Project. These amounts relate to the activities of a joint venture that was previously consolidated in the company's financial statements. See below under *Variable Interest Entities* — National Roads Telecommunications Services Project for further discussion of this matter.

On December 15, 2008, the company registered shares of its common and preferred stock, debt securities and warrants pursuant to its filing of a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission.

A warrant for the purchase of 920,000 shares was exercised in 2006, yielding proceeds of $17 million. Proceeds from stock option exercises provided cash flow of approximately $13 million during each of 2008 and 2007 and $15 million during 2006. The company has a common stock repurchase program, authorized by the Board of Directors, to purchase shares in open market or negotiated transactions. During 2008 and 2007, 6,000 shares and 5,600 shares, respectively, of company stock were repurchased by the company under its stock repurchase program. No purchases were made during 2006. The maximum number of shares that could still be purchased under the existing repurchase program is 8.3 million shares.

In the first quarter of 2008, the company's Board of Directors authorized an increase in the quarterly dividends payable to $0.125 per share (split adjusted). Previously, in the first quarter of 2006, the company's Board of Directors authorized an increase in the quarterly dividends to $0.10 per share (split adjusted) from $0.08 per share (split adjusted). Declared dividends are typically paid during the month following the quarter in which they are declared. However, for the dividend paid to shareholders as of January 3, 2006, payment by the company to the disbursing agent occurred in the month of December 2005, resulting in two cash payments by the company in the fourth quarter of 2005 and none in the first quarter of 2006. The payment and level of future cash dividends is subject to the discretion of the company's Board of Directors.

During 2008, exchange rates for functional currencies for most of the company's international operations weakened against the U.S. dollar, resulting in unrealized translation losses that are reflected in the cumulative translation component of other comprehensive loss. During 2007 and 2006, exchange rates for functional currencies for most of the company's international operations strengthened against the U.S. dollar, resulting in unrealized translation gains that are reflected in the cumulative translation component of other comprehensive income. Unrealized losses of $85 million in 2008, and unrealized gains of $54 million in 2007 and $10 million in 2006 relate to the effect of exchange rate changes on cash. The cash held in foreign currencies will primarily be used for project-related expenditures in those currencies, and therefore, the company's exposure to realized exchange gains and losses is considered nominal.

Liquidity is provided by cash generated from operations, advance billings on new awards and contracts in progress and access to financial markets. As the cash advances are reduced through use in project execution and, if not replaced by advances on new projects, the company's cash position may decline. While the impact of continued market volatility cannot be predicted, the company believes that for the next 12 months, cash generated from operations and advance billings, along with its unused credit capacity and the option to issue debt or equity securities, if required, is expected to be sufficient to fund operating requirements. The company's conservative financial strategy and consistent performance have earned it strong credit ratings resulting in continued access to the tighter financial markets. The company's total debt to total capitalization ("debt-to-capital") ratio at December 31, 2008 was 5.4 percent compared to 12.5 percent at December 31, 2007.

Off-Balance Sheet Arrangements

The company maintains a variety of commercial commitments that are generally made available to provide support for various commercial provisions in its engineering and construction contracts. The company has $2.4 billion in committed and uncommitted lines of credit to support letters of credit. Letters of credit are provided to clients in the ordinary course of business in lieu of retention or performance and completion guarantees on engineering and construction contracts. At December 31, 2008, the company had $1.0 billion in letters of credit outstanding. The company has $149 million in credit lines for general purposes in addition to the amount above. The company's access to the commercial paper market has been limited as a result of the current financial crisis. However, the company's short-term financing needs are not expected to be impacted due to its high cash balances and access to short-term borrowing sources. The company also posts surety bonds as generally required by commercial terms, primarily to guarantee its performance on state and local government projects.

Contractual Obligations at December 31, 2008 are summarized as follows:

		Payments Due by Period			
Contractual Obligations	**Total**	**1 year or less**	**2-3 years**	**4-5 years**	**Over 5 years**
(in millions)					
Debt:					
1.5% Convertible Senior Notes	$ 134	$134	$ —	$ —	$ —
5.625% Municipal bonds	18	—	—	—	18
Interest on debt obligations[1]	12	3	2	2	5
Operating leases[2]	328	57	111	59	101
Uncertain tax contingencies[3]	71	—	—	—	71
Joint venture contributions	25	2	10	13	—
Pension minimum funding[4]	169	16	34	119	—
Other post-employment benefits	43	7	12	11	13
Other compensation related obligations[5]	247	26	57	65	99
Total	$1,047	$245	$226	$269	$307

(1) Interest is based on the borrowings that are presently outstanding and the timing of payment indicated in the above table. Interest relating to possible future debt issuances is excluded since an accurate outlook of interest rates and amounts outstanding cannot be reasonably predicted.

(2) Operating leases are primarily for engineering and project execution office facilities in Sugar Land, Texas, the United Kingdom and various other U.S and international locations, equipment used in connection with long-term construction contracts and other personal property.

(3) Uncertain tax contingencies are positions taken or expected to be taken on an income tax return that may result in additional payments to tax authorities. The total amount of uncertain tax contingencies is included in the "Over 5 years" column as the company is not able to reasonably estimate the timing of potential future payments. If a tax authority agrees with the tax position taken or expected to be taken or the applicable statute of limitations expires, then additional payments will not be necessary.

(4) The company generally provides funding to its U.S. and non-U.S. pension plans to at least the minimum required by applicable regulations. In determining the minimum required funding, the company utilizes current actuarial assumptions and exchange rates to forecast estimates of amounts that may be payable for up to five years in the future. In management's judgment, minimum funding estimates beyond a five year time horizon cannot be reliably estimated. Where minimum funding as determined for each individual plan would not achieve a funded status to the level of accumulated benefit obligations, additional discretionary funding may be provided from available cash resources.

(5) Principally deferred executive compensation.

Guarantees, Inflation and Insurance Arrangements

Guarantees In the ordinary course of business, the company enters into various agreements providing financial or performance assurances to clients on behalf of certain unconsolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The guarantees have various expiration dates ranging from mechanical completion of the facilities being constructed to a period extending beyond contract completion in certain circumstances. The maximum potential payment amount of an outstanding performance guarantee is the remaining cost of work to be performed by or on behalf of third parties under engineering and construction contracts. The amount of guarantees outstanding measured on this basis totaled $2.1 billion as of December 31, 2008. Amounts that may be required to be paid in excess of estimated cost to complete contracts in progress are not estimable. For cost reimbursable contracts, amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed under the contract. For lump-sum or fixed-price contracts, this amount is the cost to complete the contracted work less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete. In those cases where costs exceed the remaining amounts payable under the contract, the company may have recourse to third parties, such as owners, co-venturers, subcontractors or vendors for claims. The carrying value of the liability for guarantees was not material as of December 31, 2008 or 2007.

Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of December 31, 2008, there were no material guarantees outstanding.

Inflation Although inflation and cost trends affect the company, its engineering and construction operations are generally protected by the ability to fix the company's cost at the time of bidding or to recover cost increases in cost reimbursable contracts. The company has taken actions to reduce its dependence on external economic conditions; however, management is unable to predict with certainty the amount and mix of future business.

Insurance Arrangements The company utilizes a number of providers to meet its insurance and surety needs. The current financial crisis has not disrupted the company's insurance or surety programs or limited its ability to access needed insurance or surety capacity.

Variable Interest Entities

In the normal course of business, the company forms partnerships or joint ventures primarily for the execution of single contracts or projects. Applying the guidance of FIN 46(R), the company evaluates qualitative and quantitative information for each partnership or joint venture at inception to determine, first, whether the entity formed is a variable interest entity ("VIE") and, second, if the company is the primary beneficiary and needs to consolidate the entity. Upon the occurrence of certain events outlined in FIN 46(R), the company reassesses its initial determination of whether the entity is a VIE and whether consolidation is still required.

A partnership or joint venture is considered a VIE if either (a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The company is deemed to be the primary beneficiary of the VIE and consolidates the entity if the company will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns or both. The company considers all parties that have direct or implicit variable interests when determining if it is the primary beneficiary. The majority of the partnerships and joint ventures that are formed for the execution of the company's projects are VIEs because the total equity investment is typically nominal and not sufficient to permit the entity to finance its activities without additional subordinated financial support. However, often the VIE does not meet the consolidation requirements of FIN 46(R). The contractual agreements that define the ownership structure and equity investment at risk, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties are used to determine if the entity is a VIE and if the company is the primary beneficiary and must consolidate the entity.

The partnerships or joint ventures of the company are typically characterized by a 50 percent or less, non-controlling, ownership or participation interest, with decision making and distribution of expected gains and losses typically being proportionate to the ownership or participation interest. As such and as noted above, even when the partnership or joint venture is determined to be a VIE, the company is frequently not the primary beneficiary. Should losses occur in the execution of the project for which the VIE was established, the losses would be absorbed by the partners of the VIE. The majority of the partnership and joint venture agreements provide for capital calls to fund operations, as necessary; however, such funding is rare and is not currently anticipated. Some of the company's VIEs have debt, but the debt is typically non-recourse in nature. At times, the company's participation in VIEs requires agreements to provide financial or performance assurances to clients. See " — Guarantees, Inflation and Insurance Arrangements" above for a further discussion of such agreements.

As of December 31, 2008 the company had a number of entities that were determined to be VIEs, with the majority not meeting the consolidation requirements of FIN 46(R). Most of the unconsolidated VIEs are proportionately consolidated, though the equity and cost methods of accounting for the investments are also used, depending on the company's respective participation rights, amount of influence in the VIE and other factors. The aggregate investment carrying value of the unconsolidated VIEs was $111 million at December 31, 2008 and was classified under Investments in the Consolidated Balance Sheet. The company's maximum exposure to loss as a result of its investments in unconsolidated VIEs is typically limited to the aggregate of the carrying value of the investment and future funding commitments. Future funding commitments at December 31, 2008 for the unconsolidated VIEs were $24 million.

In some cases, the company is required to consolidate VIEs. The carrying value of the assets and liabilities for consolidated VIEs at December 31, 2008 was $281 million and $202 million, respectively.

None of the VIEs are individually material to the company's results of operations, financial position or cash flows. Below is a discussion of a couple of the company's more unique VIEs and related accounting considerations.

National Roads Telecommunications Services ("NRTS") Project

In 2005, the company's Industrial & Infrastructure segment was awarded a $544 million project by a joint venture, GeneSYS Telecommunications Limited ("GeneSYS"), in which the company owns a 45 percent interest and HSBC Infrastructure Fund Management Limited owns a 55 percent interest. The project was entered into with the United Kingdom Secretary of State for Transport (the "Highways Agency") to design, build, maintain and finance a significant upgrade to the integrated transmission network throughout England's motorways. GeneSYS financed the engineering and construction ("E&C") of the upgraded telecommunications infrastructure with approximately $279 million of non-recourse debt (the "term loan facility") from a consortium of lenders (the "Banks") along with joint venture member equity contributions and subordinated debt which were financed during the construction period utilizing equity bridge loans from outside lenders. During September 2007, the joint venture members paid their required permanent financing commitments in the amount of $44 million and were issued Subordinated Notes by GeneSYS. These funds were used by GeneSYS to repay the temporary construction term financing including the company's equity bridge loan. In early October 2007, the newly constructed network achieved operational status and was fully accepted by the Highways Agency on December 20, 2007, thereby concluding the E&C phase and entering the operations and maintenance phase of the project.

Based on a qualitative analysis of the variable interests of all parties involved at the formation of GeneSYS, under the provisions of FIN 46(R), the company was initially determined to be the primary beneficiary of the joint venture. The company's consolidated financial statements included the accounts of GeneSYS, and, accordingly, the non-recourse debt provided by the Banks at the inception of the venture. Effective October 1, 2007, the company no longer consolidates the accounts of GeneSYS because it is no longer the primary beneficiary of the joint venture.

FIN 46(R) requires that the initial determination of whether an entity is a VIE shall be reconsidered under certain conditions. One of those conditions is when the entity's governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the entity's equity investment at risk. Such an event occurred in September 2007 upon the infusion of capital by the joint venture members which resulted in permanent financing through issuance of Subordinated Debentures by GeneSYS that replaced the temporary equity bridge loans that had been provided by outside lenders. This refinancing of temporary debt with permanent debt constituted a change in the governing documents of GeneSYS that required reconsideration of GeneSYS as a VIE.

Based on the new capitalization structure of GeneSYS, the adequacy of the equity at risk in GeneSYS was evaluated and found to be inadequate to finance its operations without additional subordinated financial support. Accordingly, upon reconsideration, GeneSYS continues to be a VIE. Because the company holds a variable interest in the entity through its equity and debt investments, a qualitative evaluation was undertaken to determine if it was the primary beneficiary. In this evaluation, the company considered all parties that have direct or implicit variable interests based on the contractual arrangements existing at the time of reconsideration. Based on this evaluation, the company determined that it was no longer the primary beneficiary of GeneSYS. Accordingly, GeneSYS was not consolidated in the company's accounts at December 31, 2008 and December 31, 2007, respectively, and is being accounted for on the equity method of accounting.

Based on contractual documents, the company's maximum exposure to loss relating to its investment in GeneSYS is its aggregate $20 million equity and debt investment plus any un-remitted earnings. The term loan is an obligation of GeneSYS and will never be a debt repayment obligation of the company because it is non-recourse to the joint venture members.

Interstate 495 Capital Beltway Project

In December 2007, the company was awarded the $1.3 billion Interstate 495 Capital Beltway high-occupancy toll ("HOT") lanes project in Virginia. The project is a public-private partnership between the Virginia Department of Transportation ("VDOT") and Capital Beltway Express LLC, a joint venture in which the company has a ten percent interest and Transurban (USA) Inc. has a 90 percent interest ("Fluor-Transurban"). Under the agreement, VDOT owns and oversees the addition of traffic lanes, interchange improvements and construction of HOT lanes on 14 miles of the I-495 Capital Beltway in northern Virginia. Fluor-Transurban, as concessionaire, will develop, design, finance, construct, maintain and operate the improvements and HOT lanes under an 80 year concession agreement. The construction is being financed through grant funding from VDOT, non-recourse borrowings from issuance of public tax-exempt bonds, a non-recourse loan from the Federal Transportation Infrastructure Finance Innovation Act (TIFIA) which is administered by the U.S. Department of Transportation and equity contributions from the joint venture members.

The construction of the improvements and HOT lanes are being performed by a construction joint venture in which the company has a 65 percent interest and Lane Construction has a 35 percent interest ("Fluor-Lane"). Transurban (USA) Inc. will perform the operations and maintenance upon completion of the improvements and commencement of operations of the toll lanes.

The company has evaluated its interest in Fluor-Lane and has determined, based on a qualitative analysis, that the entity is a VIE. The company has further determined from an analysis of risk and contractual agreements that it is the primary beneficiary of Fluor-Lane since the company absorbs the majority of Fluor-Lane's expected returns or losses. Accordingly, the company consolidates Fluor-Lane. As of December 31, 2008, the company's financial statements include assets of $55 million and liabilities of $48 million for Fluor-Lane.

Fluor-Transurban has been determined to be a VIE under the provisions of FIN 46(R). Pursuant to the requirements of FIN 46(R), the company evaluated its interest in Fluor-Transurban including its project execution obligations and risks relating to its interest in Fluor-Lane and has determined based on a qualitative analysis that it is not the primary beneficiary of Fluor-Transurban. Based on contractual documents, the company's maximum exposure to loss relating to its investment in Fluor-Transurban is its $35 million aggregate equity investment commitment, of which $11 million has been funded, plus any un-remitted earnings. The company will never have repayment obligations associated with any of the debt because it is non-recourse to the joint venture members. The company accounts for its ownership interest in Fluor-Transurban on the equity method of accounting.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The company invests excess cash in short-term securities, primarily time deposits, that carry a floating money market rate of return. Additionally, a substantial portion of the company's cash balances are maintained in foreign countries. All of the company's long-term debt instruments carry a fixed rate coupon. The company's exposure to interest rate risk on fixed rate debt is not material due to the low interest rates on these obligations.

The company utilizes derivative instruments to hedge exposures to foreign currency exchange rates and commodity prices to minimize the volatility of project cost. The company does not enter into derivative transactions for speculative or trading purposes. At December 31, 2008, the company had foreign exchange forward contracts of less than 2 years duration to exchange major world currencies for U.S. dollars. The total gross notional amount of these contracts was $112 million. At December 31, 2008 the company had commodity swap forward contracts of less than 5 years duration and a total gross notional amount of $54 million. The company does not currently use derivatives, such as swaps, to alter the interest characteristics of its short-term securities or its debt instruments.

During 2008, exchange rates for functional currencies for most of the company's international operations weakened against the U.S. dollar, resulting in unrealized translation losses that are reflected in the cumulative translation component of other comprehensive loss.

Item 8. *Financial Statements and Supplementary Data*

The information required by this Item is submitted as a separate section of this Form 10-K. See Item 15 — "Exhibits and Financial Statement Schedules" beginning on page F-1, below.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of December 31, 2008, which is the end of the period covered by this annual report on Form 10-K, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act) are effective, based upon an evaluation of those controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. The company's internal control over financial reporting is a process designed, as defined in Rule 13a-15(f) under the Exchange Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles in the U.S.

In connection with the preparation of the company's annual consolidated financial statements, management of the company has undertaken an assessment of the effectiveness of the company's internal control over financial reporting based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO Framework"). Management's assessment included an evaluation of the design of the company's internal control over financial reporting and testing of the operational effectiveness of the company's internal control over financial reporting. Based on this assessment, management has concluded that the company's internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, the independent registered public accounting firm that audited the company's consolidated financial statements included in this annual report on Form 10-K, has issued an attestation report on the effectiveness of the company's internal control over financial reporting which appears below.

Attestation Report of the Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Fluor Corporation

We have audited Fluor Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fluor Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fluor Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fluor Corporation as of December 31, 2008 and 2007, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2008 of Fluor Corporation and our report dated February 25, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dallas, Texas
February 25, 2009

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year ending December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Executive Officers of the Registrant

The following information is being furnished with respect to the company's executive officers:

Name	Age	Position with the Company [1]
Ray F. Barnard	50	Chief Information Officer
Alan L. Boeckmann	60	Chairman and Chief Executive Officer
David E. Constable	47	Group President, Power
Stephen B. Dobbs	52	Senior Group President, Industrial & Infrastructure, Government and Global Services
Garry W. Flowers	57	Senior Vice President, HSE, Security & Industrial Relations
Glenn C. Gilkey	50	Senior Vice President, Human Resources and Administration
Kirk D. Grimes	51	Group President, Global Services
Carlos M. Hernandez	54	Chief Legal Officer and Secretary
John L. Hopkins	55	Group President, Government
David T. Seaton	47	Group President, Energy & Chemicals
Gary G. Smalley	50	Vice President and Controller
D. Michael Steuert	60	Senior Vice President and Chief Financial Officer
Dwayne Wilson	50	Group President, Industrial & Infrastructure

(1) Except where otherwise indicated, all references are to positions held with Fluor Corporation or one of its subsidiaries. All of the officers listed in the preceding table serve in their respective capacities at the pleasure of the Board of Directors.

Ray F. Barnard

Mr. Barnard has been Chief Information Officer since February 2002. Prior to that, from 2000 to 2002, he was Senior Vice President of TradeMC, a developer and promoter of supplier networks for the procurement of capital goods in which the company had an ownership interest. Prior to that, he was Vice President, IBM Corporation from 1999 to 2000 and Executive Vice President of ENSCO Corporation from 1988 to 1999. Mr. Barnard joined the company in 2000.

Alan L. Boeckmann

Mr. Boeckmann has been Chairman and Chief Executive Officer since February 2002 and a member of the Board of Directors since 2001. Prior to that, he was President and Chief Operating Officer from February 2001 to February 2002; President and Chief Executive Officer of Fluor Daniel from March 1999 to February 2001; and Group President, Energy & Chemicals from 1996 to 1999. Mr. Boeckmann joined the company in 1979 with previous service from 1974 to 1977.

David E. Constable

Mr. Constable has been Group President, Power since October 2005 and was Senior Vice President, Sales for Energy & Chemicals from 2003 to 2005. Prior to that, he was President, Operations & Maintenance and Telecommunications business lines from 2000 to 2003. Mr. Constable joined the company in 1982.

Stephen B. Dobbs

Mr. Dobbs has been Senior Group President, Industrial & Infrastructure, Government and Global Services since March 2007. Prior to that, he was Group President, Industrial and Infrastructure from September 2005 to March 2007; President, Infrastructure from 2002 to September 2005; and President, Transportation from 2001 to 2002. Mr. Dobbs joined the company in 1980.

Garry W. Flowers

Mr. Flowers has been Senior Vice President, HSE, Security & Industrial Relations since November 2003. Prior to that, he was Vice President, Industrial Relations from December 1995 to November 2003. Mr. Flowers joined the company in 1978.

Glenn C. Gilkey

Mr. Gilkey has been Senior Vice President, Human Resources and Administration since June 2008. Prior to that, he was Vice President, Operations from June 2006 to June 2008 and Vice President, Engineering from January 2001 to June 2006. Mr. Gilkey joined the company in 1988 with previous service from 1981 to 1984.

Kirk D. Grimes

Mr. Grimes has been Group President, Global Services since October 2003. Prior to that, he was Group Executive, Oil & Gas from February 2001 to October 2003 and President, Telecommunications from 1998 to February 2001. Mr. Grimes joined the company in 1980.

Carlos M. Hernandez

Mr. Hernandez has been Chief Legal Officer and Secretary since October 2007. Prior to joining the company in October 2007, he was General Counsel and Secretary of ArcelorMittal USA, Inc. from April 2005 to October 2007, and General Counsel and Secretary of International Steel Group Inc., from September 2004 to April 2005, prior to its acquisition by Mittal Steel Company. Prior to that, he was General Counsel of Fleming Companies, Inc. from February 2001 to August 2004.

John L. Hopkins

Mr. Hopkins has been Group President, Government since October 2003. Prior to that, he was Group Executive, Sales, Marketing and Strategic Planning from February 2002 to October 2003 and Group

Executive, Fluor Global Services from September 2001 to February 2002. From March 2000 to September 2001, he was President and Chief Executive Officer of TradeMC, a developer and promoter of supplier networks for the procurement of capital goods in which the company had an ownership interest. Mr. Hopkins joined the company in 1984.

David T. Seaton

Mr. Seaton has been Group President, Energy & Chemicals, since March 2007. Prior to that, he was Senior Vice President, Sales for Energy & Chemicals from September 2005 to March 2007; Senior Vice President, Chemicals Business Line from October 2004 to September 2005; and Senior Vice President, Sales for Energy & Chemicals from March 2002 to October 2004. Mr. Seaton joined the company in 1985.

Gary G. Smalley

Mr. Smalley has been Vice President and Controller since March 1, 2008. He was Vice President of Internal Audit from September 2002 to March 2008 and prior to that served in a number of financial management roles, including Controller of South Latin America and Controller of Australia. Mr. Smalley joined the company in 1991.

D. Michael Steuert

Mr. Steuert has been Senior Vice President and Chief Financial Officer since May 2001. Prior to joining the company in 2001, he was Senior Vice President and Chief Financial Officer of Litton Industries, Inc., a major defense contractor, from 1999 to May 2001.

Dwayne Wilson

Mr. Wilson has been Group President, Industrial & Infrastructure since March 2007. Prior to that, he was Senior Vice President and General Manager, Mining & Metals from March 2004 to March 2007; and President, Industrial & Infrastructure, Mining and Minerals from March 2002 to March 2004. Mr. Wilson joined the company in 1980.

Code of Ethics

We have long maintained and enforced a *Code of Business Conduct and Ethics* that applies to all Fluor officers and employees, including our chief executive officer, chief financial officer, and principal accounting officer and controller. A copy of our Code of Business Conduct and Ethics, as amended, has been posted on the "Sustainability" — "Compliance and Ethics" portion of our website, *www.fluor.com*. Shareholders may request a free copy of our Code of Business Conduct and Ethics from:

Fluor Corporation
Attention: Investor Relations
6700 Las Colinas Boulevard
Irving, Texas 75039
(469) 398-7220

We have disclosed and intend to continue to disclose any changes or amendments to our code of ethics or waivers from our code of ethics applicable to our chief executive officer, chief financial officer, and principal accounting officer and controller by posting such changes or waivers to our website.

Corporate Governance

We have adopted Corporate Governance Guidelines, which are available on our website at *www.fluor.com* under the "Investor Relations" portion of our website. Shareholders may also request a free copy of our Corporate Governance Guidelines from the address and phone number set forth under "Code of Ethics" above.

Certifications

In 2008, we submitted to the New York Stock Exchange certifications of our Chairman and Chief Executive Officer and our Chief Legal Officer that they were not aware of any violation by Fluor Corporation of the New York Stock Exchange's corporate governance listing standards. In addition, we have filed with the Securities and Exchange Commission, as an exhibit to this Form 10-K with respect to fiscal year 2008, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of our public disclosure.

Additional Information

The additional information required by Item 401 of Regulation S-K is hereby incorporated by reference from the information contained in the section entitled "Election of Directors — Biographical Information" in our Proxy Statement for our 2009 annual meeting of shareholders. Disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is incorporated by reference from the information contained in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement. Information regarding the Audit Committee is hereby incorporated by reference from the information contained in the section entitled "Corporate Governance — Board of Directors Meetings and Committees — Audit Committee" in our Proxy Statement.

Item 11. ***Executive Compensation***

Information required by this item is included in the following sections of our Proxy Statement for our 2009 annual meeting of shareholders: "Organization and Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation" and "Director Compensation," as well as the related pages containing compensation tables and information, which information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Equity Compensation Plan Information

The following table provides information as of December 31, 2008 with respect to the shares of common stock that may be issued under the Company's equity compensation plans:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities available for future issuance under equity compensation plans (excluding securities listed in column (a))
Equity compensation plans approved by shareholders [(1)]	1,594,432	$51.03	14,558,057
Equity compensation plans not approved by shareholders [(2)]	30,810	$14.80	—
Total	1,625,242	$50.34	14,558,057

(1) Consists of the 2000 Restricted Stock Plan for Non-Employee Directors, as amended in 2006, under which no securities are currently issuable upon exercise of outstanding options, warrants or rights, 47,922 shares issuable under the company's 2000 Executive Performance Incentive Plan (the "2000 Plan"), 1,546,510 shares issuable under the company's 2003 Executive Performance Incentive Plan, as amended in 2005, and the 2008 Executive Performance Incentive Plan, under which no securities are currently issuable upon exercise of outstanding options, warrants or rights. The 2000 Plan was a broad-based plan that provided for the issuance of up to 24,000,000 shares of common stock (as adjusted to account for the company's two-for-one stock split) pursuant to stock options, restricted stock, incentive awards or stock units. Any person who was a full-time "exempt" employee or prospective employee of the company or any consultant or advisor of the company was eligible for the grant of awards under the 2000 Plan. The 2000 Plan was terminated when the company's 2003 Executive Performance Incentive Plan was approved by shareholders at the company's annual shareholders meeting in 2003. The 2008 Executive Performance Incentive Plan was approved by shareholders at the company's annual shareholders meeting in 2008.

(2) Consists of 30,810 shares issuable under the company's 2001 Key Employee Performance Incentive Plan (the "2001 Plan"). The 2001 Plan was a broad-based plan that provided for the issuance of up to 7,200,000 shares of common stock (as adjusted to account for the company's two-for-one stock split) pursuant to stock options, restricted stock, incentive awards or stock units. Any person who was a full-time "exempt" employee or prospective employee of the company or any consultant or advisor of the company was eligible for the grant of awards under the 2001 Plan. No awards under the 2001 Plan were granted to executive officers of the company. The 2001 Plan was terminated when the company's 2003 Executive Performance Incentive Plan was approved by shareholders at the company's annual shareholders meeting in 2003.

The additional information required by this item is included in the "Stock Ownership and Stock-Based Holdings of Executive Officers and Directors" and "Stock Ownership of Certain Beneficial Owners" sections of our Proxy Statement for our 2009 annual meeting of shareholders, which information is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Information required by this item is included in the "Certain Relationships and Related Transactions" and "Determination of Independence of Directors" sections of the "Corporate Governance" portion of our Proxy Statement for our 2009 annual meeting of shareholders, which information is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information required by this item is included in the "Ratification of Appointment of Independent Registered Public Accounting Firm" section of our Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Documents filed as part of this annual report on Form 10-K:

1. *Financial Statements:*

Our consolidated financial statements at December 31, 2008 and December 31, 2007 and for each of the three years in the period ended December 31, 2008 and the notes thereto, together with the report of the independent registered public accounting firm on those consolidated financial statements are hereby filed as part of this annual report on Form 10-K, beginning on page F-1.

2. *Financial Statement Schedules:*

No financial statement schedules are presented since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

3. *Exhibits:*

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed on May 9, 2008).
3.2	Amended and Restated Bylaws of the registrant (incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K filed on August 6, 2008).
4.1	Indenture between Fluor Corporation and Bank of New York, as trustee, dated as of February 17, 2004 (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on February 17, 2004).
4.2	First Supplemental Indenture between Fluor Corporation and The Bank of New York, as trustee, dated as of February 17, 2004 (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on February 17, 2004).
10.1	Distribution Agreement between the registrant and Fluor Corporation (renamed Massey Energy Company) (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on December 7, 2000).
10.2	Fluor Corporation 2000 Executive Performance Incentive Plan, as amended and restated as of March 30, 2005 (incorporated by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed on May 5, 2005).
10.3	Fluor Corporation 2000 Restricted Stock Plan for Non-Employee Directors, as amended and restated on November 1, 2007 (incorporated by reference to Exhibit 10.4 to the registrant's Annual Report on Form 10-K filed on February 29, 2008).
10.4	Fluor Corporation Executive Deferred Compensation Plan, as amended and restated effective April 21, 2003 (incorporated by reference to Exhibit 10.5 to the registrant's Annual Report on Form 10-K filed on February 29, 2008).

10.5	Fluor Corporation Deferred Directors' Fees Program, as amended and restated effective January 1, 2002 (incorporated by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K filed on March 31, 2003).
10.6	Directors' Life Insurance Summary (incorporated by reference to Exhibit 10.12 to the registrant's Registration Statement on Form 10/A (Amendment No. 1) filed on November 22, 2000).
10.7	Fluor Executives' Supplemental Benefit Plan (incorporated by reference to Exhibit 10.8 to the registrant's Annual Report on Form 10-K filed on February 29, 2008).
10.8	Fluor Corporation Retirement Plan for Outside Directors (incorporated by reference to Exhibit 10.15 to the registrant's Registration Statement on Form 10/A (Amendment No. 1) filed on November 22, 2000).
10.9	Executive Severance Plan (incorporated by reference to Exhibit 10.10 to the registrant's Annual Report on Form 10-K filed on February 29, 2008).
10.10	2001 Key Employee Performance Incentive Plan, as amended and restated as of March 30, 2005 (incorporated by reference to Exhibit 10.13 to the registrant's Quarterly Report on Form 10-Q filed on May 5, 2005).
10.11	2001 Fluor Stock Appreciation Rights Plan, as amended and restated on November 1, 2007 (incorporated by reference to Exhibit 10.12 to the registrant's Annual Report on Form 10-K filed on February 29, 2008).
10.12	Fluor Corporation 2003 Executive Performance Incentive Plan, as amended and restated as of March 30, 2005 (incorporated by reference to Exhibit 10.15 to the registrant's Quarterly Report on Form 10-Q filed on May 5, 2005).
10.13	Form of Compensation Award Agreements for grants under the Fluor Corporation 2003 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.16 to the registrant's Quarterly Report on Form 10-Q filed on November 9, 2004).
10.14	Offer of Employment Letter dated May 7, 2001 from Fluor Corporation to D. Michael Steuert (incorporated by reference to Exhibit 10.17 to the registrant's Annual Report on Form 10-K filed on March 15, 2004).
10.15	Amended and Restated Credit Agreement, dated as of September 7, 2006, among Fluor Corporation, BNP Paribas, as Administrative Agent and an Issuing Lender, Citicorp USA, Inc., as Syndication Agent, Bank of America, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Co-Documentation Agents, and the lenders party thereto (incorporated by reference to Exhibit 10.16 to the registrant's Quarterly Report on Form 10-Q filed on November 6, 2006).
10.16	Special Retention Agreement, dated March 27, 2006, between Fluor Corporation and John Hopkins (incorporated by reference to Exhibit 10.18 to the registrant's Quarterly Report on Form 10-Q filed on May 8, 2006).
10.17	Summary of Fluor Corporation Non-Employee Director Compensation (incorporated by reference to Exhibit 10.18 to the registrant's Quarterly Report on Form 10-Q filed on November 7, 2007).
10.18	Fluor Corporation 409A Deferred Directors' Fees Program, effective as of January 1, 2005 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on December 21, 2007).
10.19	Fluor 409A Executive Deferred Compensation Program, effective as of January 1, 2005 (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on December 21, 2007).

10.20	Fluor Corporation 2008 Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 9, 2008).
10.21	Form of Indemnification Agreement entered into between the registrant and each of its directors and executive officers.*
10.22	Retention Award granted to Stephen B. Dobbs on February 7, 2008*
10.23	Retention Award granted to David T. Seaton on February 7, 2008*
21.1	Subsidiaries of the registrant.*
23.1	Consent of Independent Registered Public Accounting Firm.*
31.1	Certification of Chief Executive Officer of Fluor Corporation.*
31.2	Certification of Chief Financial Officer of Fluor Corporation.*
32.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350.*
32.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350.*
100.INS	XBRL Instance Document.*
100.SCH	XBRL Taxonomy Extension Schema Document.*
100.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.*
100.LAB	XBRL Taxonomy Extension Label Linkbase Document.*
100.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.*
100.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*

* New exhibit filed with this report.

Attached as Exhibit 100 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statement of Earnings for the years ended December 31, 2008, 2007 and 2006, (ii) the Consolidated Balance Sheet at December 31, 2008 and December 31, 2007, (iii) the Consolidated Statement of Cash Flows for the years ended December 31, 2008, 2007 and 2006 and (iv) the Consolidated Statement of Shareholders' Equity for the years ended December 31, 2008, 2007 and 2006. Users of this data are advised pursuant to Rule 401 of Regulation S-T that the financial and other information contained in the XBRL documents is unaudited and that these are not the official publicly filed financial statements of Fluor Corporation. The purpose of submitting these XBRL formatted documents is to test the related format and technology and, as a result, investors should continue to rely on the official filed version of the furnished documents and not rely on this information in making investment decisions.

In accordance with Rule 402 of Regulation S-T, the XBRL related information in Exhibit 100 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FLUOR CORPORATION

By: /s/ D. MICHAEL STEUERT

D. Michael Steuert,
Senior Vice President
and Chief Financial Officer

February 25, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer and Director:		
/s/ ALAN L. BOECKMANN Alan L. Boeckmann	Chairman of the Board and Chief Executive Officer	February 25, 2009
Principal Financial Officer:		
/s/ D. MICHAEL STEUERT D. Michael Steuert	Senior Vice President and Chief Financial Officer	February 25, 2009
Principal Accounting Officer:		
/s/ GARY G. SMALLEY Gary G. Smalley	Vice President and Controller	February 25, 2009
Other Directors:		
/s/ ILESANMI ADESIDA Ilesanmi Adesida	Director	February 25, 2009
/s/ PETER K. BARKER Peter K. Barker	Director	February 25, 2009
/s/ PETER J. FLUOR Peter J. Fluor	Director	February 25, 2009
/s/ JAMES T. HACKETT James T. Hackett	Director	February 25, 2009
/s/ KENT KRESA Kent Kresa	Director	February 25, 2009

Signature	Title	Date
/s/ VILMA S. MARTINEZ Vilma S. Martinez	Director	February 25, 2009
/s/ DEAN R. O'HARE Dean R. O'Hare	Director	February 25, 2009
/s/ JOSEPH W. PRUEHER Joseph W. Prueher	Director	February 25, 2009
/s/ PETER S. WATSON Peter S. Watson	Director	February 25, 2009
/s/ SUZANNE H. WOOLSEY Suzanne H. Woolsey	Director	February 25, 2009

FLUOR CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Fluor Corporation

We have audited the accompanying consolidated balance sheets of Fluor Corporation as of December 31, 2008 and 2007, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fluor Corporation at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in the Income Taxes Note to the consolidated financial statements, in 2007 the Company changed its method of accounting for income taxes. As discussed in the Retirement Benefits Note to the consolidated financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fluor Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion thereon.

Dallas, Texas
February 25, 2009

/s/ Ernst & Young LLP

FLUOR CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS

(in thousands, except per share amounts)	Year Ended December 31, 2008	2007	2006
TOTAL REVENUE	$22,325,894	$16,691,033	$14,078,506
TOTAL COST OF REVENUE			
Cost of revenue	21,116,197	15,888,587	13,522,033
Gain on sale of joint venture interest	(79,209)	—	—
OTHER (INCOME) AND EXPENSES			
Corporate administrative and general expense	229,169	193,862	178,817
Interest expense	11,927	24,015	23,013
Interest income	(66,592)	(64,524)	(27,347)
Total cost and expenses	21,211,492	16,041,940	13,696,516
EARNINGS BEFORE TAXES	1,114,402	649,093	381,990
INCOME TAX EXPENSE	393,944	115,774	118,538
NET EARNINGS	$ 720,458	$ 533,319	$ 263,452
BASIC EARNINGS PER SHARE*	**$ 4.06**	**$ 3.06**	**$ 1.53**
DILUTED EARNINGS PER SHARE*	**$ 3.93**	**$ 2.93**	**$ 1.48**
SHARES USED TO CALCULATE EARNINGS PER SHARE*			
Basic	177,658	174,504	172,674
Diluted	183,460	182,178	178,392

* All share and per share amounts were adjusted for the July 16, 2008 two-for-one stock split.

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION

CONSOLIDATED BALANCE SHEET

(in thousands, except share amounts)	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$1,834,324	$1,175,144
Marketable securities	273,570	539,242
Accounts and notes receivable, net	1,227,224	946,565
Contract work in progress	981,125	977,945
Deferred taxes	148,276	151,028
Other current assets	204,143	269,576
Total current assets	4,668,662	4,059,500
PROPERTY, PLANT AND EQUIPMENT		
Land	46,032	45,919
Buildings and improvements	345,135	352,265
Machinery and equipment	1,087,464	971,190
Construction in progress	17,511	29,820
	1,496,142	1,399,194
Less accumulated depreciation	696,306	614,807
Net property, plant and equipment	799,836	784,387
OTHER ASSETS		
Goodwill	87,172	78,089
Investments	191,962	184,973
Deferred taxes	386,613	309,141
Deferred compensation trusts	225,246	275,317
Other	64,230	104,772
Total other assets	955,223	952,292
	$6,423,721	$5,796,179
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade accounts payable	$1,164,556	$ 985,247
Convertible senior notes	133,578	307,222
Advance billings on contracts	999,107	772,485
Accrued salaries, wages and benefits	607,702	507,198
Other accrued liabilities	257,667	287,942
Total current liabilities	3,162,610	2,860,094
LONG-TERM DEBT DUE AFTER ONE YEAR	17,722	17,704
NONCURRENT LIABILITIES	572,307	643,922
CONTINGENCIES AND COMMITMENTS		
SHAREHOLDERS' EQUITY		
Capital stock		
Preferred — authorized 20,000,000 shares ($0.01 par value), none issued	—	—
Common — authorized 375,000,000 shares ($0.01 par value); issued and outstanding — 181,555,921* and 177,364,640* shares in 2008 and 2007, respectively	1,816	1,774
Additional paid-in capital	754,089	705,241
Accumulated other comprehensive loss	(356,969)	(74,172)
Retained earnings	2,272,146	1,641,616
Total shareholders' equity	2,671,082	2,274,459
	$6,423,721	$5,796,179

* Share amounts were adjusted for the July 16, 2008 two-for-one stock split.

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)	Year Ended December 31, 2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings	$ 720,458	$ 533,319	$ 263,452
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation of fixed assets	161,562	144,862	124,142
Amortization of intangibles	1,743	1,947	2,016
Loss on sale of building	16,370	—	—
Gain on sale of joint venture interest	(79,209)	—	—
Restricted stock and stock option amortization	35,755	32,318	34,719
Minority interest	8,626	(6,472)	(14,884)
Deferred compensation trust	84,071	(17,352)	(22,939)
Deferred compensation obligation	(84,747)	29,623	25,224
Funding of deferred compensation trust	(34,000)	(11,000)	(19,000)
Taxes paid on vested restricted stock	(16,970)	(12,243)	(14,649)
Statute expirations and tax settlements	(27,755)	(130,594)	—
Deferred taxes	65,583	(44,765)	987
Stock option tax benefit	(17,104)	(20,257)	(12,639)
Retirement plan accrual, net of contributions	(154,531)	(26,763)	(5,191)
Decrease (increase) in unbilled fees receivable	—	118,162	(5,085)
Changes in operating assets and liabilities	273,392	325,547	(57,092)
Equity in earnings of investees	(12,014)	(16,104)	(16,804)
Insurance proceeds	—	—	9,345
Other items	9,879	4,814	4,559
Cash provided by operating activities	951,109	905,042	296,161
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(299,611)	(284,240)	(274,055)
Purchases of marketable securities	(1,346,335)	(995,002)	—
Proceeds from the sales and maturities of marketable securities	1,557,590	455,760	—
Investments	(2,288)	(9,281)	(371)
Proceeds from sale of joint venture interest	79,209	—	—
Acquisitions	(12,496)	—	—
Proceeds from disposal of property, plant and equipment	48,495	60,396	39,326
Deconsolidation of variable interest entity	—	(17,190)	—
Other items	(2,031)	(3,875)	(2,717)
Cash provided (utilized) by investing activities	22,533	(793,432)	(237,817)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of convertible debt	(173,644)	(22,777)	—
Repayment of non-recourse project financing	—	(23,376)	—
Repayment of equity bridge loan	—	(19,126)	—
Proceeds from issuance of non-recourse project financing	—	101,665	127,284
Capital contribution from joint venture partners	3,784	35,143	—
Stock options and warrants exercised	13,377	12,537	31,770
Stock option tax benefit	17,104	20,257	12,639
Dividends paid	(89,928)	(70,399)	(52,863)
Other items	(376)	(201)	(447)
Cash (utilized) provided by financing activities	(229,683)	33,723	118,383
Effect of exchange rate changes on cash	(84,779)	53,761	10,307
Increase in cash and cash equivalents	659,180	199,094	187,034
Cash and cash equivalents at beginning of year	1,175,144	976,050	789,016
Cash and cash equivalents at end of year	$ 1,834,324	$1,175,144	$ 976,050

See Notes to Consolidated Financial Statements.

FLUOR CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands, except per share amounts)	Common Stock Shares*	Common Stock Amount	Additional Paid-In Capital	Unamortized Executive Stock Plan Expense	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2005	174,176	$1,742	$629,030	$(39,777)	$ 9,103	$1,030,460	$1,630,558
Comprehensive income							
Net earnings	—	—	—	—	—	263,452	263,452
Foreign currency translation adjustment (net of deferred taxes of $13,351)	—	—	—	—	22,725	—	22,725
Total other comprehensive income							286,177
Pension plan adjustment (net of deferred taxes of $108,162)	—	—	—	—	(180,160)	—	(180,160)
Dividends ($0.40 per share)	—	—	—	—	—	(70,125)	(70,125)
Exercise of stock options and warrants	1,800	16	31,754	—	—	—	31,770
Stock option tax benefit	—	—	12,639	—	—	—	12,639
Reclassification upon adoption of new accounting standard	—	—	(39,777)	39,777	—	—	—
Amortization of executive stock plan expense	—	—	34,719	—	—	—	34,719
Restricted stock cancelled for withholding tax	(338)	(2)	(14,648)	—	—	—	(14,650)
Cancellation of restricted stock	(98)	—	(456)	—	—	—	(456)
Issuance of restricted stock	542	4	(4)	—	—	—	—
BALANCE AT DECEMBER 31, 2006	176,082	$1,760	$653,257	$ —	$(148,332)	$1,223,787	$1,730,472
Comprehensive income							
Net earnings	—	—	—	—	—	533,319	533,319
Foreign currency translation adjustment (net of deferred taxes of $33,947)	—	—	—	—	56,600	—	56,600
Pension plan adjustment (net of deferred taxes of $10,535)	—	—	—	—	17,560	—	17,560
Total other comprehensive income							607,479
Dividends ($0.40 per share)	—	—	—	—	—	(70,698)	(70,698)
Exercise of stock options and warrants	666	6	12,531	—	—	—	12,537
Stock option tax benefit	—	—	20,257	—	—	—	20,257
Issuance of common stock upon conversion of debt	504	6	(6)	—	—	—	—
Amortization of executive stock plan expense	—	—	31,713	—	—	—	31,713
Restricted stock cancelled for withholding tax	(264)	(2)	(12,127)	—	—	—	(12,129)
Cancellation of restricted stock	(12)	—	(93)	—	—	—	(93)
Issuance of restricted stock	394	4	(4)	—	—	—	—
Repurchase of common stock	(6)	—	(287)	—	—	—	(287)
Cumulative impact of adopting FIN 48	—	—	—	—	—	(44,792)	(44,792)
BALANCE AT DECEMBER 31, 2007	177,364	$1,774	$705,241	$ —	$ (74,172)	$1,641,616	$2,274,459
Comprehensive income							
Net earnings	—	—	—	—	—	720,458	720,458
Foreign currency translation adjustment (net of deferred taxes of $87,203)	—	—	—	—	(144,963)	—	(144,963)
Pension plan adjustment (net of deferred taxes of $81,475)	—	—	—	—	(134,737)	—	(134,737)
Unrealized gain on debt securities	—	—	—	—	331	—	331
Unrealized loss on derivative contracts (net of deferred taxes of $2,055)	—	—	—	—	(3,428)	—	(3,428)
Total other comprehensive income							437,661
Dividends ($0.50 per share)	—	—	—	—	—	(89,928)	(89,928)
Exercise of stock options and warrants	431	3	13,374	—	—	—	13,377
Stock option tax benefit	—	—	17,104	—	—	—	17,104
Issuance of common stock upon conversion of debt	4,059	40	(40)	—	—	—	—
Amortization of executive stock plan expense	—	—	35,738	—	—	—	35,738
Restricted stock cancelled for withholding tax	(279)	(1)	(16,969)	—	—	—	(16,970)
Cancellation of restricted stock	(20)	—	(577)	—	—	—	(577)
Issuance of restricted stock	7	—	594	—	—	—	594
Repurchase of common stock	(6)	—	(376)	—	—	—	(376)
BALANCE AT DECEMBER 31, 2008	181,556	$1,816	$754,089	$ —	$(356,969)	$2,272,146	$2,671,082

* All share and per share amounts were adjusted for the July 16, 2008 two-for-one stock split.

See Notes to Consolidated Financial Statements.

Major Accounting Policies

Principles of Consolidation

The financial statements include the accounts of the company and its subsidiaries. The equity method of accounting is generally used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is generally accounted for on the cost method. Joint ventures and partnerships in which the company has the ability to exert significant influence, but does not control, are accounted for using the equity method of accounting. Certain contracts are executed jointly through partnerships and joint ventures with unrelated third parties. The company recognizes its proportionate share of joint venture revenue, cost and operating profit in its Consolidated Statement of Earnings and generally uses the one-line equity method of accounting in the Consolidated Balance Sheet. The company evaluates the applicability of Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised) "Consolidation of Variable Interest Entities" ("FIN 46(R)") to partnerships and joint ventures at the inception of its participation and at the time of reconsideration events to ensure its accounting is in accordance with the appropriate standards.

All significant intercompany transactions of consolidated subsidiaries are eliminated. Certain amounts in 2007 and 2006 have been reclassified to conform to the 2008 presentation.

Stock Split

On May 7, 2008, the Board of Directors approved a two-for-one stock split that was paid in the form of a stock dividend on July 16, 2008 to shareholders of record on June 16, 2008. The stock split was accounted for by transferring approximately $1 million from additional paid-in capital to common stock. All share and per share data (except par value) have been adjusted to reflect the effect of the stock split for all periods presented. The number of shares of common stock issuable upon exercise of outstanding stock options, vesting of other stock awards and the number of shares reserved for issuance under our convertible notes and various employee benefit plans were proportionately increased in accordance with the terms of the respective plans.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include securities with maturities of 90 days or less at the date of purchase. Securities with maturities beyond 90 days are classified as marketable securities within current assets.

Marketable Securities

Marketable securities consist primarily of time deposits placed with investment grade banks with original maturities greater than 90 days, which by their nature are typically held to maturity, and are classified as such because the company has the intent and ability to hold them to maturity. Held-to-maturity securities are carried at amortized cost. The company also has investments in debt securities which are classified as available-for-sale because the investments may be sold prior to their maturity date. Available-for-sale securities are carried at fair value based on quoted market prices.

Engineering and Construction Contracts

The company recognizes engineering and construction contract revenue using the percentage-of-completion method, based primarily on contract cost incurred to date compared to total estimated contract cost. Customer-furnished materials, labor and equipment and, in certain cases, subcontractor materials, labor and equipment, are included in revenue and cost of revenue when management believes that the company is responsible for the ultimate acceptability of the project. Contracts are segmented between types of services, such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred. Revenue recognized in excess of amounts billed is classified as current assets under contract work in progress. Amounts billed to clients in excess of revenue recognized to date are classified as current liabilities under advance billings on contracts. The company anticipates that substantially all incurred cost associated with contract work in progress at December 31, 2008 will be billed and collected in 2009. The company recognizes certain significant claims for recovery of incurred cost when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. Unapproved change orders are accounted for in revenue and cost when it is probable that the cost will be recovered through a change in the contract price. In circumstances where recovery is considered probable but the revenue cannot be reliably estimated, cost attributable to change orders is deferred pending determination of contract price.

Depreciation and Amortization

Property, plant and equipment are recorded at cost. Leasehold improvements are amortized over the shorter of their economic lives or the lease terms. Assets are depreciated principally using the straight-line method over the following ranges of estimated useful service lives, in years:

	December 31,		Estimated Useful Service Lives
	2008	2007	
(cost in thousands)			
Buildings	$245,667	$263,673	20 – 40
Building and leasehold improvements	99,468	88,592	6 – 20
Machinery and equipment*	953,770	844,946	2 – 10
Furniture and fixtures	133,694	126,244	2 – 10

* Approximately 50 percent of the machinery and equipment is construction equipment that is depreciated over service lives ranging from 2 to 5 years.

Goodwill is not amortized but is subject to annual impairment tests. Interim testing of goodwill is performed if indicators of potential impairment exist. For purposes of impairment testing, goodwill is allocated to the applicable reporting units based on the current reporting structure. During 2008, the company completed its annual goodwill impairment tests in the first quarter and determined that none of the goodwill was impaired. Given the deterioration of economic conditions subsequent to annual impairment tests, the company performed an interim analysis of its goodwill balances at December 31, 2008. No impairment was identified as a result of the interim testing.

Intangibles arising from business acquisitions are amortized over the useful lives of those assets, ranging from one to nine years.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns.

Judgment is required in determining the consolidated provision for income taxes as the company considers its worldwide taxable earnings and the impact of the continuing audit process conducted by various tax authorities. The final outcome of these audits by foreign jurisdictions, the Internal Revenue Service and various state governments could differ materially from that which is reflected in the Consolidated Financial Statements.

In June 2006, the FASB issued FASB No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes" ("SFAS 109"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Also, the interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006, and the company adopted this interpretation in the first quarter of 2007.

As a result of the adoption of FIN 48, the company recognized a cumulative-effect adjustment of $45 million, increasing its liability for unrecognized tax benefits, interest and penalties and reducing the January 1, 2007 balance of retained earnings.

The company recognizes potential interest and penalties related to unrecognized tax benefits within its global operations in income tax expense.

Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the assumed exercise or conversion of all dilutive securities, using the treasury stock method. Potentially dilutive securities include employee stock options and restricted stock, a warrant for the purchase of 920,000 shares prior to its exercise in September 2006 and the 1.5 percent Convertible Senior Notes (see Financing Arrangements below for information about the Convertible Senior Notes).

As discussed above, the company effected a two-for-one stock split that was paid on July 16, 2008 in the form of a stock dividend. Accordingly, the computations of basic and diluted earnings per share have been adjusted retroactively for all periods presented to reflect the July 16, 2008 stock split.

At December 31, 2008, 1,560,856 stock options and 137,482 shares of unvested restricted stock units were not included in the computation of diluted earnings per share because these securities were anti-dilutive.

Dilutive securities included in the determination of shares used to compute diluted EPS are as follows:

	Year Ended December 31,		
	2008	2007	2006
(shares in thousands)			
Employee stock options and restricted stock	1,160	1,552	1,402
Conversion equivalent of dilutive convertible debt	4,642	6,122	3,932
Warrant	—	—	384
Total	5,802	7,674	5,718

Derivatives and Hedging

The company mitigates certain financial exposures, including currency and commodity price risk by utilizing derivative instruments. These instruments are designated as either as fair value or cash flow hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). The company formally documents its hedge relationships at the inception of the agreements, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. The company also formally assesses both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value of the hedged items. The fair value of all derivative instruments are recognized as assets or liabilities at the balance sheet date. For fair value hedges, the effective portion of the change in the fair value of the derivative instrument is offset against the change in the fair value of the underlying asset through earnings. The effective portion of the contracts' gains or losses due to changes in fair value, associated with the cash flow hedges, are initially recorded as a component of accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged items settle and impact earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings immediately. The company does not enter into derivative transactions for speculative or trading purposes.

At December 31, 2008, the company had total gross notional amounts of $112 million of foreign exchange forward contracts and $54 million of commodity swap forward contracts outstanding relating to engineering and construction contract obligations. Unrealized losses of $8 million for commodity swap forward contracts and unrealized gains of $3 million for foreign currency forward contracts related to the company's cash flow hedges were recorded within other comprehensive income as of December 31, 2008. Unrealized gains of $3 million for foreign currency forward contracts related to the company's fair value hedges were recorded within the results of operations as of December 31, 2008. The foreign exchange forward contracts are of varying duration, none of which extend beyond November 2010. The commodity swap forward contracts are of varying duration, none of which extend beyond 5 years. All existing hedges are determined to be highly effective. As a result, the impact to earnings due to hedge ineffectiveness is immaterial for 2008, 2007 and 2006.

The company limits exposure to foreign currency fluctuations in most of its engineering and construction contracts through provisions that require client payments in U.S. dollars or other currencies corresponding to the currency in which cost is incurred. As a result, the company generally does not need to hedge foreign currency cash flows for contract work performed. Under SFAS No. 133, in certain limited circumstances, foreign currency payment provisions could be deemed embedded derivatives. As of December 31, 2008, 2007 and 2006, the company had no significant embedded derivatives in any of its contracts.

In April 2007, the Financial Accounting Standards Board ("FASB") issued Staff Position FIN No. 39-1, "Amendment of FASB Interpretation No. 39" ("FIN 39-1"), to amend FIN No. 39, "Offsetting of Amounts Related to Certain Contracts". FIN 39-1 permits offsetting of fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement. On January 1, 2008, the company adopted a policy to offset fair value amounts for multiple derivative instruments executed with the same counterparty under a master netting arrangement, which did not have a material impact on the company's financial statements.

Concentrations of Credit Risk

Accounts receivable and all contract work in progress are from clients in various industries and locations throughout the world. Most contracts require payments as the projects progress or, in certain cases, advance payments. The company generally does not require collateral, but in most cases can place liens against the property, plant or equipment constructed or terminate the contract if a material default occurs. The company maintains adequate reserves for potential credit losses and such losses have been minimal and within management's estimates.

Cash and marketable securities are deposited with major banks throughout the world. Such deposits are limited to high quality institutions and limited amounts are invested in any single institution to minimize concentration of counterparty credit risk. The company has not incurred any credit risk losses related to these deposits.

There are no significant concentrations of credit risk with any individual counterparty related to our derivative contracts. The company's counterparties for derivative contracts are large financial institutions selected based on profitability, balance sheet, credit ratings and capacity for timely payment of financial commitments, which are unlikely to be adversely affected by foreseeable events.

The company monitors credit risk by continuously assessing the credit quality of its counterparties.

Stock Plans

The company applies the provisions of SFAS No. 123-R "Accounting for Share-Based Payment" ("SFAS 123-R") in its accounting and reporting for stock-based compensation. SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Recorded compensation cost for new stock option grants is measured using the requirements of SFAS 123-R for 2008, 2007 and 2006. All unvested options outstanding under the company's option plans have grant prices equal to the market price of the company's stock on the dates of grant. Compensation cost for restricted stock is determined based on the fair value of the stock at the date of grant. Compensation cost for stock appreciation rights and performance equity units is determined based on the change in the fair market value of the company's stock during the period.

Upon adoption of SFAS 123-R in 2006, the company elected the modified prospective method of application and, accordingly, did not restate the previously reported financial condition, operating results or the presentation of cash flows. In addition, the elimination of additional capital associated with unvested restricted shares resulted in an offsetting reversal of unamortized executive stock plan expense. Under SFAS 123-R, stock-based compensation for new awards granted to retirement eligible employees is recognized over the period from the grant date to the retirement eligibility date. As part of the adoption of SFAS 123-R in 2006, the impact of the accelerated expense recognition for retirement eligible participants for those share-based awards granted during the year ended December 31, 2006 resulted in recognition of approximately $3 million and $9 million for stock options and restricted stock awards, respectively, in additional compensation expense for an aggregate after-tax impact of $0.04 per diluted share (split adjusted). Compensation expense associated with restricted stock awards granted prior to 2006 continue to be recognized using historical straight-line amortization practices based on award-specific vesting periods.

Comprehensive Income (Loss)

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. The company reports the cumulative foreign currency translation adjustments, unrealized gains and losses on debt securities and derivative contracts, adjustments related to recognition of minimum pension liabilities and, starting in 2006, unrecognized net actuarial losses on such pension plans, as components of accumulated other comprehensive income (loss). The after-tax components of accumulated other comprehensive income (loss), net are as follows:

(in thousands)	Foreign Currency Translation	Unrealized Gain on Debt Securities	Unrealized Loss on Derivative Contracts	Pension and Postretirement Benefit Obligation	Accumulated Other Comprehensive Income (Loss), Net
Balance at December 31, 2005	$ 9,103	$ —	$ —	$ —	$ 9,103
Current period change	22,725	—	—	(180,160)	(157,435)
Balance at December 31, 2006	31,828	—	—	(180,160)	(148,332)
Current period change	56,600	—	—	17,560	74,160
Balance at December 31, 2007	88,428	—	—	(162,600)	(74,172)
Current period change	(144,963)	331	(3,428)	(134,737)	(282,797)
Balance at December 31, 2008	$ (56,535)	$331	$(3,428)	$(297,337)	$(356,969)

During 2008, exchange rates for functional currencies for most of the company's international operations weakened against the U.S. dollar, resulting in unrealized translation losses that are reflected in the foreign currency translation component of other comprehensive loss. During 2007 and 2006, exchange rates for functional currencies for most of the company's international operations strengthened against the U.S. dollar and unrealized translation gains occurred. Most of these unrealized gains or losses relate to cash balances and operating assets and liabilities held in currencies other than the U.S. dollar.

Recent Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in its financial statements. This standard is effective, on a prospective basis, for business combinations that occur in fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This standard is effective for fiscal years beginning after December 15, 2008. Management does not expect the adoption of this standard to have a material impact on the company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. This standard is effective for fiscal years beginning after November 15, 2008. Management does not expect the adoption of this standard to have a material impact on the company's financial position, results of operations or cash flows.

In May 2008, the FASB issued Staff Position APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of a convertible debt instrument to separately account for the liability and equity components in a manner that reflects the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and would be applied retrospectively to all periods presented. Management is currently evaluating the impact on the company's financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. Management is currently evaluating the impact on the company's financial statements.

Consolidated Statement of Cash Flows

The changes in operating assets and liabilities as shown in the Consolidated Statement of Cash Flows comprise:

	Year Ended December 31,		
	2008	**2007**	**2006**
(in thousands)			
(Increase) decrease in:			
Accounts and notes receivable, net	$(363,065)	$(77,510)	$ (68,058)
Contract work in progress	35,651	(56,883)	189,588
Other current assets	105,848	(49,258)	(65,385)
Long-term receivables	—	(69,716)	(139,262)
Increase (decrease) in:			
Trade accounts payable	159,715	181,197	(199,836)
Advance billings on contracts	182,545	264,240	61,345
Accrued liabilities	152,698	133,477	164,516
(Increase) decrease in operating assets and liabilities	$ 273,392	$325,547	$ (57,092)
Cash paid during the year for:			
Interest	$ 12,213	$ 33,504	$ 13,915
Income taxes	319,665	216,630	127,055

Income Taxes

The income tax expense (benefit) included in the Consolidated Statement of Earnings is as follows:

(in thousands)	Year Ended December 31, 2008	2007	2006
Current:			
Federal	$184,299	$ 55,193	$ 3,836
Foreign	135,317	115,251	98,117
State and local	19,329	20,431	13,551
Total current	338,945	190,875	115,504
Deferred:			
Federal	41,020	(54,807)	(20,081)
Foreign	5,496	(17,357)	12,682
State and local	8,483	(2,937)	10,433
Total deferred	54,999	(75,101)	3,034
Total income tax expense	$393,944	$115,774	$118,538

A reconciliation of U.S. statutory federal income tax expense to income tax expense is as follows:

(in thousands)	Year Ended December 31, 2008	2007	2006
U.S. statutory federal tax expense	$390,041	$ 227,183	$133,697
Increase (decrease) in taxes resulting from:			
State and local income taxes	22,679	15,060	4,768
Other permanent items, net	1,729	2,217	4,805
Rate change-state deferreds	—	—	10,822
Valuation allowance / (reversal), net	(18,999)	12,943	(15,769)
Statute expirations and tax authority settlements	(27,755)	(130,594)	—
Other changes to unrecognized tax positions	26,214	—	—
Other tax return adjustments	—	(1,932)	(12,258)
Extraterritorial income exclusion	—	(828)	(6,788)
Other, net	35	(8,275)	(739)
Total income tax expense	$393,944	$ 115,774	$118,538

Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

	December 31,	
(in thousands)	2008	2007
Deferred tax assets:		
Accrued liabilities not currently deductible:		
Employee compensation and benefits	$205,939	$182,454
Employee time-off accrual	64,603	56,066
Project and non-project reserves	125,841	136,047
Workers' compensation insurance accruals	9,306	12,226
Tax basis of investments in excess of book basis	50,783	47,620
Net operating loss carryforwards	34,564	28,295
Unrealized currency loss	13,103	6,571
Translation adjustments	33,920	—
Foreign tax credit carryforwards	9,413	74,769
Capital loss carryforwards	4,894	5,678
Residual U.S. tax on unremitted non-U.S. earnings	—	9,847
Other	49,526	28,940
Total deferred tax assets	601,892	588,513
Valuation allowance for deferred tax assets	(40,058)	(59,057)
Deferred tax assets, net	$561,834	$529,456
Deferred tax liabilities:		
Book basis of property, equipment and other capital costs in excess of tax basis	(20,620)	(10,933)
Translation adjustments	—	(53,283)
Other	(6,325)	(5,071)
Total deferred tax liabilities	(26,945)	(69,287)
Deferred tax assets, net of deferred tax liabilities	$534,889	$460,169

The company had non-U.S. net operating loss carryforwards, related to various jurisdictions, of approximately $128 million at December 31, 2008. Of the total losses, $90 million can be carried forward indefinitely and $38 million will begin to expire in various jurisdictions starting in 2009.

The company had non-U.S. capital loss carryforwards of approximately $11 million at December 31, 2008, which can be carried forward indefinitely.

The company maintains a valuation allowance to reduce certain deferred tax assets to amounts that are more likely than not to be realized. The allowance for 2008 primarily relates to the deferred tax assets established for certain net operating and capital loss carryforwards and certain reserves on investments. The net decrease in the valuation allowance during 2008 was primarily due to changes in the realizability of U.S. foreign tax credit carryforwards, utilization of U.S. capital loss carryforwards and utilization of net operating loss carryforwards. The allowance for 2007 primarily relates to the deferred tax assets established for certain net operating and capital loss carryforwards for U.S. and non-U.S. subsidiaries, certain reserves on investments and certain foreign tax credit carryforwards.

The company conducts business globally and, as a result, the company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business the company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Canada, the Netherlands, South Africa, the United Kingdom and the United States. Although the company believes its reserves for its tax positions are reasonable, the final outcome of tax audits could be materially different, both favorably and unfavorably. With few exceptions, the company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2003.

During 2007, the company reached an agreement with the IRS for tax examinations for the tax years beginning November 1, 1995 through December 31, 2000 resulting in a reduction in tax expense of $123 million. During 2008, tax benefits of $28 million that favorably impacted the effective tax rate were recognized due to statute expirations and tax settlements.

In the first quarter of 2007, the company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Also, the interpretation provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the adoption of FIN 48, the company recognized a cumulative-effect adjustment of $45 million, increasing its liability for unrecognized tax benefits, interest and penalties and reducing the January 1, 2007 balance of retained earnings. The unrecognized tax benefits at December 31, 2008 were $227 million, of which $71 million, if recognized, would favorably impact the effective tax rate compared to unrecognized tax benefits of $254 million at December 31, 2007, of which $73 million would favorably impact the tax rate, if recognized. The company does not anticipate any significant changes to the unrecognized tax benefits within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits including interest and penalties is as follows:

(in thousands)	2008	2007
Balance as of January 1	$254,135	$ 351,024
Change in tax positions of prior years	17,594	10,844
Change in tax positions of current year	—	22,861
Reduction in tax positions for statute expirations	(44,374)	(7,450)
Reduction in tax positions for audit settlements	15	(123,144)
Balance at December 31	$227,370	$ 254,135

The company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The company has $20 million and $26 million in interest and penalties accrued at December 31, 2008 and 2007, respectively.

United States and foreign earnings before taxes are as follows:

	Year Ended December 31,		
(in thousands)	2008	2007	2006
United States	$ 513,520	$248,718	$158,106
Foreign	600,882	400,375	223,884
Total	$1,114,402	$649,093	$381,990

Operating profit in the United States during 2008 and 2007 increased compared to 2007 and 2006, respectively, primarily due to project execution activities in the Oil & Gas segment. Foreign operating profit increased in 2008 compared to 2007 primarily as a result of operations in the Oil & Gas segment and performance in the Industrial & Infrastructure segment, including the sale of a joint venture interest in a wind power project in the United Kingdom.

Retirement Benefits

The company sponsors contributory and non-contributory defined contribution retirement and defined benefit pension plans for eligible employees. The defined benefit pension plans are primarily related to domestic and international engineering and construction salaried employees and U.S. craft employees. Contributions to defined contribution retirement plans are based on a percentage of the employee's compensation. Expense recognized for these plans of approximately $98 million, $74 million and $59 million in the years ended December 31, 2008, 2007 and 2006, respectively, is primarily related to domestic engineering and construction operations. Contributions to defined benefit pension plans are at least the minimum annual amount required by applicable regulations. During 2008, the company contributed $140 million to the domestic defined benefit cash balance plan and an aggregate $50 million to non-U.S. pension plans. Payments to retired employees under these plans are generally based upon length of service, age and/or a percentage of qualifying compensation.

Net periodic pension expense for defined benefit pension plans includes the following components:

	Year Ended December 31,		
	2008	2007	2006
(in thousands)			
Service cost	$ 37,921	$ 39,032	$ 34,753
Interest cost	60,909	53,068	43,637
Expected return on assets	(76,912)	(70,085)	(60,650)
Amortization of transition asset	—	—	9
Amortization of prior service cost/(credits)	10	(96)	(107)
Recognized net actuarial loss	14,084	16,870	18,274
Net periodic pension expense	$ 36,012	$ 38,789	$ 35,916

The ranges of assumptions indicated below cover defined benefit pension plans in Australia, Germany, the United Kingdom, the Netherlands and the United States. The discount rate assumption for the U.S. defined benefit plan was determined by discounting the expected future benefit payments using yields based on a portfolio of high quality corporate bonds. The discount rates for the non-U.S. defined benefit plans were determined based on high quality bond yield curves with durations consistent with the pension obligations in that country. These assumptions are based on the economic environment in each host country at the end of each respective annual reporting period.

	December 31,		
	2008	2007	2006
For determining benefit obligations at year-end:			
Discount rates	4.75-6.50%	5.50-6.50%	4.50-6.00%
Rates of increase in compensation levels	3.00-4.50%	3.00-4.00%	3.00-4.00%
For determining net periodic cost for the year:			
Discount rates	5.50-6.50%	4.50-6.00%	4.00-5.50%
Rates of increase in compensation levels	3.00-4.00%	3.00-4.00%	3.00-4.00%
Expected long-term rates of return on assets	5.00-8.00%	5.00-8.00%	5.00-8.00%

The company evaluates the funded status of each of its retirement plans using the above assumptions and determines the appropriate funding level considering applicable regulatory requirements, tax deductibility, reporting considerations and other factors. The funding status of the plans is sensitive to changes in long-term interest rates and returns on plan assets, and funding obligations could increase substantially if interest rates fall dramatically or returns on plan assets are below expectations. Assuming no changes in current assumptions, the company expects to fund approximately $40 million to $60 million for calendar year 2009, which is expected to be substantially in excess of the minimum funding required. If the discount rate were reduced by 25 basis points, plan liabilities would increase by approximately $28 million. Determination of the discount rate includes consideration of yield curves on non-callable high quality bonds having maturities that are consistent with the expected timing of future payments to plan participants.

The following table sets forth the weighted average target and actual allocations of plan assets:

	U.S. Defined Benefit Plans			Non-U.S. Defined Benefit Plans		
	Target Allocation	Plan Assets December 31, 2008	2007	Target Allocation	Plan Assets December 31, 2008	2007
Asset category:						
Equity securities	44%	34%	42%	42%	35%	41%
Debt securities	40%	52%	42%	53%	55%	48%
Real estate	—	—	—	2%	—	2%
Other	16%	14%	16%	3%	10%	9%
Total	100%	100%	100%	100%	100%	100%

The investment of assets in defined benefit plans is based on the expected long-term capital market outlook. Asset return assumptions utilizing historical returns, correlations and investment manager forecasts are established for each major asset category including public U.S. and international equities, private equities and fixed income securities. Investment allocations are determined by each Plan's Investment Committee and/or Trustees. Long-term allocation guidelines are set and expressed in terms of a target and target range allocation for each asset class to provide portfolio management flexibility. Short-term deviations from these allocations may exist from time to time for tactical investment or strategic implementation purposes. The asset allocation is diversified to maintain risk at a reasonable level without sacrificing return. Factors including the future growth in the number of plan participants and forecasted benefit obligations, inflation and the rate of salary increases are also considered in developing asset allocations and target return assumptions. In the case of certain foreign plans, asset allocations may be governed by local requirements. While most of the company's plans are not prohibited from investing in the company's capital stock or debt securities, there are no such direct investments at the present time.

The following benefit payments for defined benefit pension plans, which reflect expected future service, as appropriate, are expected to be paid:

Year Ended December 31, (in thousands)	
2009	$ 49,220
2010	53,189
2011	58,839
2012	64,483
2013	69,040
2014 — 2018	432,627

Measurement dates for all of the company's defined benefit pension plans are December 31. The following table sets forth the change in benefit obligation, plan assets and funded status of all of the plans:

(in thousands)	December 31, 2008	December 31, 2007
Change in benefit obligation		
Benefit obligation at beginning of year	$1,076,895	$1,005,962
Service cost	37,921	39,032
Interest cost	60,909	53,068
Employee contributions	7,024	7,389
Currency translation	(93,730)	34,206
Actuarial (gain) loss	4,641	(24,202)
Benefits paid	(44,792)	(38,560)
Benefit obligation at end of year	1,048,868	1,076,895
Change in plan assets		
Fair value at beginning of year	1,118,219	986,496
Actual return on plan assets	(181,276)	65,762
Company contributions	189,819	62,236
Employee contributions	7,024	7,390
Currency translation	(92,407)	34,895
Benefits paid	(44,792)	(38,560)
Fair value at end of year	996,587	1,118,219
Funded status	$ (52,281)	$ 41,324

The total accumulated benefit obligation for all of the plans as of December 31, 2008 and 2007 was $939 million and $970 million, respectively.

Defined benefit pension plan amounts recognized in the Consolidated Balance Sheet as of December 31, 2008 and 2007 are as follows:

(in thousands)	December 31, 2008	December 31, 2007
Pension assets included in other assets	$ —	$ 41,324
Pension liabilities included in noncurrent liabilities	(52,281)	—
Other comprehensive loss	468,608	253,804

Upon the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans" ("SFAS 158"), in 2006, the unrecognized net actuarial loss and an immaterial amount of unrecognized prior service cost were charged to accumulated other comprehensive loss. During 2009, approximately $36 million of the amount of accumulated other comprehensive loss shown above is expected to be recognized as components of net periodic pension expense.

As of December 31, 2008, the aggregated projected benefit obligations for all plans were in excess of plan assets.

In addition to the company's defined benefit pension plans, the company and certain of its subsidiaries provide health care and life insurance benefits for certain retired employees. The health care and life insurance plans are generally contributory, with retiree contributions adjusted annually. The accumulated postretirement benefit obligation at December 31, 2008, 2007 and 2006 was determined in accordance with the current terms of the company's health care plans, together with relevant actuarial assumptions and health care cost trend rates projected at annual rates ranging from 9 percent in 2009 down to 5 percent in 2013 and beyond. The effect of a 1 percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation and interest cost by approximately $1.0 million and $0.1 million, respectively. The effect of a 1 percent annual decrease in these assumed cost trend rates would decrease the accumulated postretirement benefit obligation and interest cost by approximately $0.9 million and $0.1 million, respectively.

Net periodic postretirement benefit cost includes the following components:

	Year Ended December 31,		
(in thousands)	2008	2007	2006
Service cost	$ —	$ —	$ —
Interest cost	1,401	1,406	1,541
Expected return on assets	—	—	—
Amortization of prior service cost	—	—	—
Actuarial adjustment	—	—	—
Recognized net actuarial loss	1,407	902	1,120
Net periodic postretirement benefit cost	$2,808	$2,308	$2,661

The following table sets forth the change in benefit obligation of the company's postretirement benefit plans:

	Year Ended December 31,	
(in thousands)	2008	2007
Change in postretirement benefit obligation		
Benefit obligation at beginning of year	$ 24,333	$ 25,321
Service cost	—	—
Interest cost	1,401	1,407
Employee contributions	5,481	4,959
Actuarial (gain) loss	(118)	3,879
Benefits paid	(9,331)	(11,233)
Benefit obligation at end of year	$ 21,766	$ 24,333
Funded status	$(21,766)	$(24,333)

Unrecognized net actuarial losses totaling $7 million and $11 million at December 31, 2008 and 2007, respectively, are classified in accumulated other comprehensive loss. The accrued postretirement benefit obligation classified in current liabilities is approximately $4 million at both December 31, 2008 and 2007, respectively. The remaining balance is classified in noncurrent liabilities for both years.

The discount rate used in determining the postretirement benefit obligation was 7 percent at December 31, 2008 and 6.25 percent at December 31, 2007. The discount rate used for postretirement obligations is determined based on the same considerations discussed above that impact defined benefit plans in the United States. Benefit payments, as offset by employee contributions, are not expected to change significantly in the future.

The preceding information does not include amounts related to benefit plans applicable to employees associated with certain contracts with the U.S. Department of Energy because the company is not responsible for the current or future funded status of these plans.

Fair Value of Financial Instruments

The estimated fair values of the company's financial instruments are as follows:

	December 31, 2008		December 31, 2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in thousands)				
Assets:				
Cash and cash equivalents	$1,834,324	$1,834,324	$1,175,144	$1,175,144
Marketable securities*	296,464	296,464	539,242	539,242
Notes receivable, including noncurrent portion	17,052	17,052	17,782	17,782
Liabilities:				
1.5% Convertible Senior Notes	133,578	208,382	307,222	785,106
5.625% Municipal Bonds	17,722	18,290	17,704	18,355
Other financial instruments:				
Foreign currency contracts	5,418	5,418	1,555	1,555
Commodity swap forward contracts	(8,247)	(8,247)	—	—

* Marketable securities consists of held-to-maturity investments of $255 million and available-for-sale investments of $41 million, of which $23 million, having maturities less than three years, are classified as non-current and are included in other assets on the Consolidated Balance Sheet.

Fair values were determined as follows:

- The carrying amounts of cash and cash equivalents, marketable securities, short-term notes receivable, commercial paper, loan notes and notes payable approximate fair value because of the short-term maturity of these instruments.
- Long-term notes receivable are estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings.
- The fair value of debt obligations is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the company for debt of the same maturities.
- Foreign currency contracts are estimated by obtaining quotes from brokers.
- Commodity swap forward contracts are estimated using standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a common definition for fair value to be applied, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about such fair value measurements. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities under an instrument-by-instrument election. The company adopted both SFAS 157 and SFAS 159 in the first quarter of 2008. The required disclosures of SFAS 157 have been reflected herein. The adoption of SFAS 159 did not have a material impact on its financial position, results of operations or cash flows.

The following table presents, for each of the fair value hierarchy levels required under SFAS No. 157, the company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands)				
Assets				
Investments in debt securities*	$41,393	$41,393	$ —	$ —
Foreign currency contracts	5,418	—	5,418	—
Liabilities				
Commodity swap forward contracts	$ 8,247	$ —	$8,247	$ —

* Investments in debt securities of $18 million are classified as current assets in marketable securities on the Consolidated Balance Sheet. The remaining $23 million is non-current and is therefore included in other assets on the Consolidated Balance Sheet.

Financing Arrangements

During the third quarter of 2006 the company amended and restated its Senior Credit Facility, increasing the size from $800 million to $1.5 billion and extending the maturity to 2011, which provides for revolving loans and letters of credit. Borrowings on committed lines bear interest at rates based on the London Interbank Offered Rate ("LIBOR") plus an applicable borrowing margin. At December 31, 2008, no amounts were outstanding for commercial paper or funded loans. In addition to the $1.5 billion above, the company has $900 million in uncommitted lines of credit to support letters of credit. Letters of credit are provided to clients in the ordinary course of business in lieu of retention or for performance and completion guarantees on engineering and construction contracts. At December 31, 2008, the company had $1.0 billion in letters of credit outstanding. In addition, the company has $149 million in credit lines for general purposes. The company's access to the commercial paper market has been limited as a result of the current financial crisis. The company also posts surety bonds as generally required by commercial terms, primarily on state and local government projects to guarantee its performance on contracts.

Consolidated debt consists of the following:

	December 31,	
	2008	2007
(in thousands)		
Current:		
1.5% Convertible Senior Notes	$133,578	$307,222
Long-Term:		
5.625% Municipal Bonds	17,722	17,704

In February 2004, the company issued $330 million of 1.5 percent Convertible Senior Notes (the "Notes") due February 15, 2024 and received proceeds of $323 million, net of underwriting discounts. In December 2004, the company irrevocably elected to pay the principal amount of the Notes in cash. Interest on the Notes is payable semi-annually on February 15 and August 15 of each year. The Notes are convertible into shares of the company's common stock par value $0.01 per share, at a conversion rate of 35.9104 shares per each $1,000 principal amount of notes, subject to adjustment as described in the indenture. Notes are convertible during any fiscal quarter if the closing price of the company's common stock for at least 20 trading days in the 30 consecutive trading day-period ending on the last trading day of the previous fiscal quarter is greater than or equal to 130 percent of the conversion price in effect on that 30th trading day (the "trigger price"). The split-adjusted trigger price is currently $36.20, but is subject to adjustment as outlined in the indenture. The trigger price condition has been satisfied during each period since the fourth quarter of 2005 and the Notes have therefore been classified as short-term debt as of December 31, 2008 and 2007.

Holders of Notes were entitled to require the company to purchase all or a portion of their Notes on February 17, 2009 at 100 percent of the principal amount plus accrued and unpaid interest; a de minimis amount of Notes was tendered for purchase. Holders of Notes will again be entitled to have the company purchase their Notes at the same price on February 15, 2014 and February 15, 2019. After February 16, 2009, the Notes are redeemable at the option of the company, in whole or in part, at 100 percent of the principal amount plus accrued and unpaid interest. In the event of a change of control of the company, each holder may require the company to repurchase the Notes for cash, in whole or in part, at 100 percent of the principal amount plus accrued and unpaid interest.

Pursuant to the requirements of Emerging Issues Task Force ("EITF") Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("Issue 04-8"), the company includes in the diluted EPS computations shares that may be issuable upon conversion of the Notes. On December 30, 2004, the company irrevocably elected to pay the principal amount of the Notes in cash and therefore, there is no dilutive impact on EPS unless the average stock price exceeds the split-adjusted conversion price of $27.85. Throughout 2008, 2007 and 2006, the conversion price was exceeded. Accordingly, the treasury stock method of accounting has been used at the end of each of those reporting periods in calculating diluted EPS. Upon conversion, any stock appreciation amount above the split-adjusted conversion price of $27.85 will be satisfied by the company through the issuance of common stock which thereafter will be included in calculating both basic and diluted EPS. During 2008, holders converted $174 million of the Notes in exchange for the principal balance owed in cash plus 4,058,792 shares of the company's common stock. During 2007, holders converted $23 million of the Notes in exchange for the principal balance owed in cash plus 503,462 shares of the company's common stock.

The Municipal Bonds are due June 1, 2019 with interest payable semiannually on June 1 and December 1 of each year, commencing December 1, 1999. The bonds are redeemable, in whole or in part, at the option of the company at a redemption price ranging from 100 percent to 102 percent of the principal amount of the bonds on or after June 1, 2009. In addition, the bonds are subject to other redemption clauses, at the option of the holder, should certain events occur, as defined in the offering prospectus.

On December 15, 2008, the company registered shares of its common and preferred stock, debt securities and warrants pursuant to its filing of a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission.

Other Noncurrent Liabilities

The company maintains appropriate levels of insurance for business risks. Insurance coverages contain various retention amounts for which the company provides accruals based on the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. Other noncurrent liabilities include $25 million and $29 million at December 31, 2008 and 2007, respectively, relating to these liabilities. For certain professional liability risks the company's retention amount under its claims-made insurance policies does not include an accrual for claims incurred but not reported because there is insufficient claims history or other reliable basis to support an estimated liability. The company believes that retained professional liability amounts are manageable risks and are not expected to have a material adverse impact on results of operations or financial position.

The company has deferred compensation and retirement arrangements for certain key executives which generally provide for payments upon retirement, death or termination of employment. The deferrals can earn either market-based fixed or variable rates of return, at the option of the participants. At December 31, 2008 and 2007, $275 million and $348 million, respectively, of obligations related to these plans were included in noncurrent liabilities. To fund these obligations, the company has established non-qualified trusts, which are classified as noncurrent assets. These trusts held primarily marketable equity securities valued at $225 million and $275 million at December 31, 2008 and 2007, respectively. Periodic changes in fair value of these trust investments, most of which are unrealized, are recognized in earnings, and serve to mitigate participants' investment results which are also reflected in earnings.

Stock Plans

The company's executive stock plans provide for grants of nonqualified or incentive stock options, restricted stock awards or units and stock appreciation rights ("SARS"). All executive stock plans are administered by the Organization and Compensation Committee of the Board of Directors ("Committee") comprised of outside directors, none of whom are eligible to participate in the plans. Option grant prices are determined by the Committee and are established at the fair value of the company's common stock at the date of grant. Options and SARS normally extend for 10 years and become exercisable over a vesting period determined by the Committee, which can include accelerated vesting for achievement of performance or stock price objectives. Recorded compensation cost for share-based payment arrangements for the year ended December 31, 2008, totaled $21 million, net of recognized tax benefits of $13 million. Recorded compensation cost for share-based payment arrangements for each year ended December 31, 2007 and 2006 was $22 million, net of recognized tax benefits of $13 million.

As discussed above, the company effected a two-for-one stock split that was paid on July 16, 2008 in the form of a stock dividend. Accordingly, restricted stock and stock option activity have been adjusted retroactively for all periods presented to reflect the July 16, 2008 stock split.

The following table summarizes restricted stock and stock option activity:

	Restricted Stock		Stock Options	
	Number	Weighted Average Grant Date Fair Value Per Share	Number	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2005	2,995,858	$20	1,751,208	$16
Granted	541,104	42	519,690	42
Expired or canceled	(98,520)	23	(9,220)	37
Vested/exercised	(984,274)	18	(880,764)	17
Outstanding at December 31, 2006	2,454,168	$25	1,380,914	$25
Granted	393,662	45	843,640	45
Expired or canceled	(11,746)	43	(14,768)	36
Vested/exercised	(858,910)	23	(665,720)	19
Outstanding at December 31, 2007	1,977,174	$30	1,544,066	$39
Granted	437,908	66	548,538	68
Expired or canceled	(31,072)	47	(36,052)	59
Vested/exercised	(860,704)	27	(431,310)	31
Outstanding at December 31, 2008	1,523,306	$42	1,625,242	$50
Options exercisable at December 31, 2008			229,488	$33
Remaining unvested options outstanding and expected to vest			1,353,881	$53

At December 31, 2008, there were a maximum of 14,558,057 shares available for future grant under the company's various stock plans. Shares available for future grant include shares which may be granted by the Committee as either stock options, on a share-for-share basis, or restricted stock, on the basis of one share for each 1.75 available shares.

Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions have lapsed and any performance objectives have been attained as established by the Committee. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the company. Restricted stock units are rights to receive shares subject to performance of other conditions as established by the Committee. Upon termination of employment, restricted stock units which have not vested are forfeited. For the years 2008, 2007 and 2006, recognized compensation expense of $25 million, $24 million and $28 million, respectively, is included in corporate administrative and general expense related to restricted stock awards and units. The fair value of restricted stock that vested during 2008, 2007 and 2006 was $52 million, $40 million and $43 million, respectively. The balance of unamortized restricted stock expense at December 31, 2008 was $26 million, which is expected to be recognized over a weighted-average period of 2.4 years.

The company issued 548,538, 843,640 and 519,690 non-qualified stock options during 2008, 2007 and 2006, respectively. The company issued 32,600 SARS with annual vesting of 20 percent during 2006. No SARS were issued in 2008 or 2007 as part of the company's executive incentive program. SARS paid upon exercise by the holders during each of the years 2008, 2007 and 2006 totaled $2 million.

The total intrinsic value, representing the difference between market value on the date of exercise and the option price, of stock options exercised during 2008, 2007 and 2006 was $20 million, $25 million and $22 million, respectively. The balance of unamortized stock option expense at December 31, 2008 was $7 million, which is expected to be recognized over a weighted-average period of 1.4 years. Expense associated with stock options for the years ended December 31, 2008, 2007 and 2006, which is included in corporate administrative and general expense in the accompanying Consolidated Statement of Earnings, totaled $10 million, $8 million, and $5 million, respectively.

The fair value on the grant date and the significant assumptions used in the Black-Scholes option-pricing model are as follows:

	December 31,	
	2008	2007
Weighted average grant date fair value	$ 22	$ 13
Expected life of options (in years)	4.3	4.8
Risk-free interest rate	2.2%	4.4%
Expected volatility	38.0%	27.0%
Expected annual dividend per share	$0.50	$0.40

The computation of the expected volatility assumption used in the Black-Scholes calculations is based on a 50/50 blend of historical and implied volatility.

Information related to options outstanding at December 31, 2008 is summarized below:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price Per Share
$12.75 - $14.80	78,732	1.8	$13.55	78,732	$13.55
$42.11 - $47.24	1,020,202	7.8	$43.85	150,756	$43.56
$68.36 - $80.12	526,308	9.2	$68.42	—	—
	1,625,242	8.0	$50.34	229,488	$33.27

At December 31, 2008, options outstanding and options exercisable both have an aggregate intrinsic value of approximately $3 million.

Lease Obligations

Net rental expense amounted to approximately $213 million, $169 million and $162 million in the years ended December 31, 2008, 2007 and 2006, respectively. The company's lease obligations relate primarily to office facilities, equipment used in connection with long-term construction contracts and other personal property.

The company's obligations for minimum rentals under non-cancelable operating leases are as follows:

Year Ended December 31, (in thousands)	
2009	$ 57,100
2010	62,500
2011	48,400
2012	35,800
2013	23,200
Thereafter	101,300

Contingencies and Commitments

The company and certain of its subsidiaries are involved in litigation in the ordinary course of business. Additionally, the company and certain of its subsidiaries are contingently liable for commitments and performance guarantees arising in the ordinary course of business. The company and certain of its clients have made claims arising from the performance under its contracts. The company recognizes certain significant claims for recovery of incurred cost when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. Recognized claims against clients amounted to $202 million and $246 million at December 31, 2008 and 2007, respectively, and are primarily included in contract work in progress in the accompanying Consolidated Balance Sheet. Amounts ultimately realized from claims could differ materially from the balances included in the financial statements. The company does not expect that claim recoveries will have a material adverse effect on its consolidated financial position or results of operations.

As of December 31, 2008, several matters were in the litigation and dispute resolution process. The following discussion provides a background and current status of these matters:

Infrastructure Joint Venture Project

The company participates in a 50/50 joint venture that is completing a fixed-price transportation infrastructure project in California. The project continues to be subject to circumstances resulting in additional cost including owner-directed scope changes leading to quantity growth, cost escalation, additional labor and schedule delays. The company continues to evaluate the impact of these circumstances on estimated total project cost, as well as claims for recoveries and other contingencies on the project. During 2007 and 2006, provisions of $25 million and $30 million, respectively, were recognized due to increases in estimated cost. The company continues to incur legal expenses associated with the claims and dispute resolution process.

As of December 31, 2008, the company has recognized in cost and revenue its $52 million proportionate share of $104 million of cost relating to claims recognized by the joint venture. Total claims-related costs incurred, as well as claims submitted to the client by the joint venture, are in excess of the $104 million of recognized cost. As of December 31, 2008, the client withheld liquidated damages totaling $51 million from amounts otherwise due the joint venture and has asserted additional claims against the joint venture. The company believes that the claims against the joint venture are without merit and that amounts withheld will ultimately be recovered by the joint venture and has therefore not recognized any reduction in project revenue for its $25.5 million proportionate share of the withheld liquidated damages. In addition, the client has drawn down $14.8 million against letters of credit provided by the company and its joint venture partner. The company believes that the amounts drawn down against the letters of credit will ultimately be recovered by the joint venture and, as such, has not reserved for the possible non-recovery of the company's $7.4 million proportionate share.

The project opened to traffic in November 2007 and is expected to be completed in the spring of 2009.

London Connect Project

The company is involved in dispute resolution proceedings in connection with its London Connect Project, a $500 million lump-sum project to design and install a telecommunications network that allows transmission and reception throughout the London Underground system. In February 2005, the company sought relief through arbitration proceedings for two issues. First, the company is seeking relief for the overall delay and disruption to the project. An interim decision from the arbitrator was received in December 2006 for the claim that relates to the contract time period of 2001 through 2003. Each party filed appeals relating to certain aspects of the decision which were denied. Reflecting the interim decision for 2001 through 2003, the company has recognized an aggregate of $105 million in claims revenue relating to incurred cost attributed to the delay and disruption claims that are the subject of the dispute resolution proceedings, reduced for settlement amounts. Total claims-related cost incurred to date and the value of the claims submitted or identified exceed the amount recorded in claims revenue. In addition, the client withheld $54 million representing the company's share of liquidated damages, a substantial portion of which has been reserved for possible non-collection. Arbitration hearings have been completed for delay and disruption for the 2004 through 2005 time period on an interim basis and the company is awaiting a decision from the arbitration panel.

The second issue concerns the responsibility for enabling the various train stock to accept the new telecommunication network equipment. The hearings on this issue have concluded and resulted in sustaining the company's position that it did not have any responsibility for cost associated with this portion of the work under the contract.

The company continues to explore resolution with the client, but if these efforts are unsuccessful, the company intends to file an omnibus arbitration demand for final relief in the first quarter of 2009. The omnibus arbitration will seek payment of all amounts owed by the client, as well as the resolution of any new claims through project completion of both of the above issues.

During 2008, provisions of $33 million were recognized as the result of reassessments of the remaining time and cost to complete the project and the probability of recovery of liquidated damages and certain claims.

Embassy Projects

The company has performed work on 11 embassy projects over the last five years for the United States Department of State under fixed-price contracts. These projects were adversely impacted by higher cost due to schedule extensions, scope changes causing material deviations from the Standard Embassy Design, increased cost to meet client requirements for additional security-cleared labor, site conditions at certain locations, subcontractor and teaming partner difficulties and the availability and productivity of construction labor. As of December 31, 2008, all embassy projects were complete, with some warranty items still pending.

As of December 31, 2008, aggregate cost totaling $45 million relating to claims on three of the embassy projects has been recognized in revenue. Total claims-related cost incurred to date, along with claims for equitable adjustment submitted or identified, exceed the amount recorded in claims revenue. As the first formal step in dispute resolution, all of these claims have been certified in accordance with federal contracting requirements. The company continues to periodically evaluate its position with respect to these claims.

The company recognized provisions for estimated cost overruns on certain of the embassy projects totaling $154 million and $56 million, respectively, in 2006 and 2005.

Fluor Daniel International and Fluor Arabia Ltd. v. General Electric Company, et al

In October 1998, Fluor Daniel International and Fluor Arabia Ltd. filed a complaint in the United States District Court for the Southern District of New York against General Electric Company and certain operating subsidiaries as well as Saudi American General Electric ("SAMGE"), a Saudi Arabian corporation. The complaint sought damages in connection with the procurement, engineering and construction of the Rabigh Combined Cycle Power Plant in Saudi Arabia. On April 10, 2007, the arbitration panel issued a partial final award stipulating the amount of entitlement to recovery of certain claims and awarding interest on the net amounts due to Fluor. A final award on the calculation of interest due to Fluor has been received. All amounts have been collected except for post-award, pre-judgment interest of approximately $1 million and a retention receivable of $9 million to be paid by SAMGE after it receives payment from the owner. In the fourth quarter of 2008, a provision was recognized for the full amount of the unpaid retention receivable as the result of a re-assessment by the company of the likelihood that SAMGE would ever receive payment from the owner.

Asbestos Matters

The company is a defendant in various lawsuits wherein plaintiffs allege exposure to asbestos fibers and dust due to work that the company may have performed at various locations. The company has substantial third party insurance coverage to cover a significant portion of existing and any potential cost, settlements or judgments. No material provision has been made for any present or future claims and the company does not believe that the outcome of any actions will have a material adverse impact on its financial position, results of operations or cash flows. The company has resolved a number of cases to date, which in the aggregate have not had a material adverse impact.

Conex International v. Fluor Enterprises, Inc.

In November 2006, a Jefferson County, Texas, jury reached an unexpected verdict in the case of Conex International ("Conex") v. Fluor Enterprises Inc. ("FEI"), ruling in favor of Conex and awarded $99 million in damages related to a 2001 construction project.

In 2001, Atofina (now part of Total Petrochemicals Inc.) hired Conex International to be the mechanical contractor on a project at Atofina's refinery in Port Arthur, Texas. FEI was also hired to provide certain engineering advice to Atofina on the project. There was no contract between Conex and FEI. Later in 2001 after the project was complete, Conex and Atofina negotiated a final settlement for extra work on the project. Conex sued FEI in September 2003 alleging damages for interference and misrepresentation and demanding that FEI should pay Conex the balance of the extra work charges that Atofina did not pay in the settlement. Conex also asserted that FEI interfered with Conex's contract and business relationship with Atofina. The jury verdict awarded damages for the extra work and the alleged interference.

The company appealed the decision and the judgment against the company was reversed in its entirety in December 2008 and remanded for a new trial.

Fluor Corporation v. Citadel Equity Fund Ltd.

Citadel Equity Fund Ltd., a hedge fund and investor in the company's 1.5 percent Convertible Senior Notes (the "Notes"), and the company are disputing the calculation of the number of shares of the company's common stock that were due to Citadel upon conversion of approximately $58 million of Notes. Citadel argues that it is entitled to an additional $28 million in value under its proposed calculation method. The company believes that the payout given to Citadel was proper and correct and that Citadel's claims are without merit. The company is vigorously defending its position.

Guarantees

In the ordinary course of business, the company enters into various agreements providing financial or performance assurances to clients on behalf of certain unconsolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities. The guarantees have various expiration dates ranging from mechanical completion of the facilities being constructed to a period extending beyond contract completion in certain circumstances. The maximum potential payment amount of an outstanding performance guarantee is the remaining cost of work to be performed by or on behalf of third parties under engineering and construction contracts. The amount of guarantees outstanding measured on this basis totals $2.1 billion as of December 31, 2008. Amounts that may be required to be paid in excess of estimated cost to complete contracts in progress are not estimable. For cost reimbursable contracts, amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed under the contract. For lump-sum or fixed-price contracts, this amount is the cost to complete the contracted work less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete. In those cases where cost exceeds the remaining amounts payable under the contract, the company may have recourse to third parties, such as owners, co-venturers, subcontractors or vendors for claims. The carrying value of the liability for guarantees was not material as of December 31, 2008 or 2007.

Financial guarantees, made in the ordinary course of business on behalf of clients and others in certain limited circumstances, are entered into with financial institutions and other credit grantors and generally obligate the company to make payment in the event of a default by the borrower. Most arrangements require the borrower to pledge collateral in the form of property, plant and equipment which is deemed adequate to recover amounts the company might be required to pay. As of December 31, 2008, there were no material guarantees outstanding.

Other Matters

A warrant held by a former partner in the company's e-commerce procurement venture for the purchase of 920,000 shares at $18.03 per share (split adjusted) was exercised in 2006, resulting in proceeds of $17 million.

The company's operations are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The company maintains reserves for potential future environmental cost where such obligations are either known or considered probable, and can be reasonably estimated.

The company believes, based upon present information available to it, that its reserves with respect to future environmental cost are adequate and such future cost will not have a material effect on the company's consolidated financial position, results of operations or liquidity. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup cost or the allocation of such cost among potentially responsible parties, or a determination that the company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional expenditures, or the provision of additional reserves in expectation of such expenditures.

Variable Interest Entities

In the normal course of business, the company forms partnerships or joint ventures primarily for the execution of single contracts or projects. Applying the guidance of FIN 46(R), the company evaluates qualitative and quantitative information for each partnership or joint venture at inception to determine, first, whether the entity formed is a variable interest entity ("VIE") and, second, if the company is the primary beneficiary and needs to consolidate the entity. Upon the occurrence of certain events outlined in FIN 46(R), the company reassesses its initial determination of whether the entity is a VIE and whether consolidation is still required.

A partnership or joint venture is considered a VIE if either (a) the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The company is deemed to be the primary beneficiary of the VIE and consolidates the entity if the company will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns or both. The company considers all parties that have direct or implicit variable interests when determining if it is the primary beneficiary. The majority of the partnerships and joint ventures that are formed for the execution of the company's projects are VIEs because the total equity investment is typically nominal and not sufficient to permit the entity to finance its activities without additional subordinated financial support. However, often the VIE does not meet the consolidation requirements of FIN 46(R). The contractual agreements that define the ownership structure and equity investment at risk, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties are used to determine if the entity is a VIE and if the company is the primary beneficiary and must consolidate the entity.

The partnerships or joint ventures of the company are typically characterized by a 50 percent or less, non-controlling, ownership or participation interest, with decision making and distribution of expected gains and losses typically being proportionate to the ownership or participation interest. As such and as noted above, even when the partnership or joint venture is determined to be a VIE, the company is frequently not the primary beneficiary. Should losses occur in the execution of the project for which the VIE was established, the losses would be absorbed by the partners of the VIE. The majority of the partnership and joint venture agreements provide for capital calls to fund operations, as necessary; however, such funding is rare and is not currently anticipated. Some of the company's VIEs have debt, but the debt is typically non-recourse in nature. At times, the company's participation in VIEs requires agreements to provide financial or performance assurances to clients. Refer to the Guarantees section above for a further discussion of such agreements.

As of December 31, 2008 the company had a number of entities that were determined to be VIEs, with the majority not meeting the consolidation requirements of FIN 46(R). Most of the unconsolidated VIEs are proportionately consolidated, though the equity and cost methods of accounting for the investments are also used, depending on the company's respective participation rights, amount of influence in the VIE and other factors. The aggregate investment carrying value of the unconsolidated VIEs was $111 million at December 31, 2008 and was classified under Investments in the Consolidated Balance Sheet. The company's maximum exposure to loss as a result of its investments in unconsolidated VIEs is typically limited to the aggregate of the carrying value of the investment and future funding commitments. Future funding commitments at December 31, 2008 for the unconsolidated VIEs were $24 million.

In some cases, the company is required to consolidate VIEs. The carrying value of the assets and liabilities for consolidated VIEs at December 31, 2008 was $281 million and $202 million, respectively.

None of the VIEs are individually material to the company's results of operations, financial position or cash flows. Below is a discussion of a couple of the company's more unique VIEs and related accounting considerations.

National Roads Telecommunications Services ("NRTS") Project

In 2005, the company's Industrial & Infrastructure segment was awarded a $544 million project by a joint venture, GeneSYS Telecommunications Limited ("GeneSYS"), in which the company owns a 45 percent interest and HSBC Infrastructure Fund Management Limited owns a 55 percent interest. The project was entered into with the United Kingdom Secretary of State for Transport (the "Highways Agency") to design, build, maintain and finance a significant upgrade to the integrated transmission network throughout England's motorways. GeneSYS financed the engineering and construction ("E&C") of the upgraded telecommunications infrastructure with approximately $279 million of non-recourse debt (the "term loan facility") from a consortium of lenders (the "Banks") along with joint venture member equity contributions and subordinated debt which were financed during the construction period utilizing equity bridge loans from outside lenders. During September 2007, the joint venture members paid their required permanent financing commitments in the amount of $44 million and were issued Subordinated Notes by GeneSYS. These funds were used by GeneSYS to repay the temporary construction term financing including the company's equity bridge loan. In early October 2007, the newly constructed network achieved operational status and was fully accepted by the Highways Agency on December 20, 2007, thereby concluding the E&C phase and entering the operations and maintenance phase of the project.

Based on a qualitative analysis of the variable interests of all parties involved at the formation of GeneSYS, under the provisions of FIN 46(R), the company was initially determined to be the primary beneficiary of the joint venture. The company's consolidated financial statements included the accounts of GeneSYS, and, accordingly, the non-recourse debt provided by the Banks at the inception of the venture. Effective October 1, 2007, the company no longer consolidates the accounts of GeneSYS because it is no longer the primary beneficiary of the joint venture.

FIN 46(R) requires that the initial determination of whether an entity is a VIE shall be reconsidered under certain conditions. One of those conditions is when the entity's governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the entity's equity investment at risk. Such an event occurred in September 2007 upon the infusion of capital by the joint venture members which resulted in permanent financing through issuance of Subordinated Debentures by GeneSYS that replaced the temporary equity bridge loans that had been provided by outside lenders. This refinancing of temporary debt with permanent debt constituted a change in the governing documents of GeneSYS that required reconsideration of GeneSYS as a VIE.

Based on the new capitalization structure of GeneSYS, the adequacy of the equity at risk in GeneSYS was evaluated and found to be inadequate to finance its operations without additional subordinated financial support. Accordingly, upon reconsideration, GeneSYS continues to be a VIE. Because the company holds a variable interest in the entity through its equity and debt investments, a qualitative evaluation was undertaken to determine if it was the primary beneficiary. In this evaluation, the company considered all parties that have direct or implicit variable interests based on the contractual arrangements existing at the time of reconsideration. Based on this evaluation, the company determined that it was no longer the primary beneficiary of GeneSYS. Accordingly, GeneSYS was not consolidated in the company's accounts at December 31, 2008 and December 31, 2007, respectively, and is being accounted for on the equity method of accounting.

Based on contractual documents, the company's maximum exposure to loss relating to its investment in GeneSYS is its aggregate $20 million equity and debt investment plus any un-remitted earnings. The term loan is an obligation of GeneSYS and will never be a debt repayment obligation of the company because it is non-recourse to the joint venture members.

Interstate 495 Capital Beltway Project

In December 2007, the company was awarded the $1.3 billion Interstate 495 Capital Beltway high-occupancy toll ("HOT") lanes project in Virginia. The project is a public-private partnership between the Virginia Department of Transportation ("VDOT") and Capital Beltway Express LLC, a joint venture in which the company has a ten percent interest and Transurban (USA) Inc. has a 90 percent interest ("Fluor-Transurban"). Under the agreement, VDOT owns and oversees the addition of traffic lanes, interchange improvements and construction of HOT lanes on 14 miles of the I-495 Capital Beltway in northern Virginia. Fluor-Transurban, as concessionaire, will develop, design, finance, construct, maintain and operate the improvements and HOT lanes under an 80 year concession agreement. The construction is being financed through grant funding from VDOT, non-recourse borrowings from issuance of public tax-exempt bonds, a non-recourse loan from the Federal Transportation Infrastructure Finance Innovation Act (TIFIA) which is administered by the U.S. Department of Transportation and equity contributions from the joint venture members.

The construction of the improvements and HOT lanes are being performed by a construction joint venture in which the company has a 65 percent interest and Lane Construction has a 35 percent interest ("Fluor-Lane"). Transurban (USA) Inc. will perform the operations and maintenance upon completion of the improvements and commencement of operations of the toll lanes.

The company has evaluated its interest in Fluor-Lane and has determined, based on a qualitative analysis, that the entity is a VIE. The company has further determined from an analysis of risk and contractual agreements that it is the primary beneficiary of Fluor-Lane since the company absorbs the majority of Fluor-Lane's expected returns or losses. Accordingly, the company consolidates Fluor-Lane. As of December 31, 2008, the company's financial statements include assets of $55 million and liabilities of $48 million for Fluor-Lane.

Fluor-Transurban has been determined to be a VIE under the provisions of FIN 46(R). Pursuant to the requirements of FIN 46(R), the company evaluated its interest in Fluor-Transurban including its project execution obligations and risks relating to its interest in Fluor-Lane and has determined based on a qualitative analysis that it is not the primary beneficiary of Fluor-Transurban. Based on contractual documents, the company's maximum exposure to loss relating to its investment in Fluor-Transurban is its $35 million aggregate equity investment commitment, of which $11 million has been funded, plus any un-remitted earnings. The company will never have repayment obligations associated with any of the debt because it is non-recourse to the joint venture members. The company accounts for its ownership interest in Fluor-Transurban on the equity method of accounting.

Operations by Business Segment and Geographical Area

The company provides professional services in the fields of engineering, procurement, construction and maintenance as well as project management services on a global basis and serves a diverse set of industries worldwide including oil and gas, chemical and petrochemicals, transportation, mining and metals, power, life sciences and manufacturing. The company also performs operations and maintenance activities for major industrial clients and, in some cases, operates and maintains their equipment fleet. The five principal operating segments are: Oil & Gas, Industrial & Infrastructure, Government, Global Services and Power.

The Oil & Gas segment provides design, engineering, procurement, construction and project management professional services for upstream oil and gas production, downstream refining and certain integrated petrochemicals markets.

The Industrial & Infrastructure segment provides design, engineering, procurement and construction services to transportation, wind power, mining and metals, life sciences, telecommunications, manufacturing, commercial and institutional development, microelectronics and healthcare clients.

The Government segment provides engineering, construction, contingency response, management and operations services to the United States government. The percentage of the company's consolidated revenue from the United States government was 6 percent, 8 percent and 20 percent, respectively, during the years ended December 31, 2008, 2007 and 2006.

The Global Services segment includes operations and maintenance activities, small capital project engineering and execution, site equipment and tool services, industrial fleet outsourcing, plant turnaround services and supply chain solutions. In addition, Global Services provides temporary staffing of technical, professional and administrative personnel for projects in all segments.

The Power segment provides engineering, procurement, construction, program management, start-up and commissioning and maintenance services to the gas fueled, solid fueled, renewables, emerging nuclear and plant betterment markets.

The reportable segments follow the same accounting policies as those described in Major Accounting Policies. Management evaluates a segment's performance based upon operating profit. Intersegment revenue is insignificant. The company incurs cost and expenses and holds certain assets at the corporate level which relate to its business as a whole. Certain of these amounts have been charged to the company's business segments by various methods, largely on the basis of usage.

Engineering services for international projects are often performed within the United States or a country other than where the project is located. Revenue associated with these services has been classified within the geographic area where the work was performed.

Operating Information by Segment

	Year Ended December 31,		
(in millions)	2008	2007	2006
External revenue			
Oil & Gas	$12,946	$ 8,370	$ 5,368
Industrial & Infrastructure	3,470	3,385	3,171
Government	1,320	1,308	2,860
Global Services	2,676	2,460	2,138
Power	1,914	1,168	542
Total external revenue	$22,326	$16,691	$14,079
Operating profit (loss)			
Oil & Gas	$ 724	$ 433	$ 306
Industrial & Infrastructure	208	101	76
Government	52	29	18
Global Services	229	201	152
Power	76	38	4
Total operating profit	$ 1,289	$ 802	$ 556
Depreciation and amortization of fixed assets			
Oil & Gas	$ —	$ —	$ —
Industrial & Infrastructure	4	—	—
Government	3	3	5
Global Services	86	82	67
Power	—	—	—
Corporate and other	69	60	52
Total depreciation and amortization of fixed assets	$ 162	$ 145	$ 124
Total assets			
Oil & Gas	$ 1,210	$ 891	$ 629
Industrial & Infrastructure	536	576	686
Government	326	285	597
Global Services	763	856	721
Power	130	150	137
Corporate and other	3,459	3,038	2,105
Total assets	$ 6,424	$ 5,796	$ 4,875
Capital expenditures			
Oil & Gas	$ —	$ —	$ —
Industrial & Infrastructure	10	22	—
Government	6	2	8
Global Services	174	164	172
Power	—	—	—
Corporate and other	110	96	94
Total capital expenditures	$ 300	$ 284	$ 274

Enterprise-Wide Disclosures

	External Revenue Year Ended December 31,			Total Assets At December 31,	
	2008	2007	2006	2008	2007
(in millions)					
United States	$11,391	$ 7,309	$ 6,339	$4,082	$3,610
Canada	1,008	1,383	1,090	323	393
Asia Pacific (includes Australia)	1,991	1,022	1,346	280	245
Europe	4,338	3,558	1,717	1,171	1,167
Central and South America	1,429	1,715	1,805	83	80
Middle East and Africa	2,169	1,704	1,782	485	301
Total	$22,326	$16,691	$14,079	$6,424	$5,796

Reconciliation of Segment Information to Consolidated Amounts

	Year Ended December 31,		
	2008	2007	2006
(in millions)			
Total segment operating profit	$1,289	$802	$556
Corporate administrative and general expense	229	194	179
Interest (income) expense, net	(54)	(41)	(5)
Earnings before taxes	$1,114	$649	$382

Non-Operating (Income) and Expense

The following table summarizes non-operating (income) and expense items reported in corporate administrative and general expense:

	Year Ended December 31,		
	2008	2007	2006
(in millions)			
Loss on sale of building	$ 16	$ —	$ —
Impairment of investment	—	—	4
Other items	1	(3)	1
Total	$ 17	$ (3)	$ 5

Quarterly Financial Data (Unaudited)

The following is a summary of the quarterly results of operations:

(in thousands, except per share amounts)	First Quarter	Second Quarter[1]	Third Quarter[2]	Fourth Quarter[3]
Year ended December 31, 2008				
Revenue	$4,806,981	$5,773,570	$5,673,818	$6,071,525
Cost of revenue	4,557,832	5,381,188	5,349,528	5,748,440
Earnings before taxes	221,734	344,970	295,847	251,851
Net earnings	138,012	209,250	183,099	190,097
Earnings per share*				
Basic	$ 0.79	$ 1.19	$ 1.03	$ 1.05
Diluted	0.75	1.13	1.01	1.04
Year ended December 31, 2007				
Revenue	$3,641,804	$4,221,538	$4,115,226	$4,712,465
Cost of revenue	3,464,320	4,034,329	3,925,705	4,464,233
Earnings before taxes	136,293	143,559	155,263	213,978
Net earnings	84,616	95,564	93,676	259,463
Earnings per share*				
Basic	$ 0.49	$ 0.55	$ 0.54	$ 1.48
Diluted	0.47	0.53	0.51	1.41

* Share amounts were adjusted for the July 16, 2008 two-for-one stock split.

(1) Cost of revenue in the second quarter of 2008 is reduced by a pre-tax gain of $79 million ($0.27 per share*) from the sale of a joint venture interest in a wind power project in the United Kingdom.

(2) Earnings before taxes in the third quarter of 2007 include a provision of $21 million in the Government segment on a fixed-price project.

(3) Earnings before taxes in the fourth quarter of 2008 includes a $16 million loss related to the sale of a building in the United Kingdom. Net earnings in the fourth quarter of 2008 includes $28 million of tax benefits resulting from statute expirations and tax settlements that favorably impacted the effective tax rate. Net earnings in the fourth quarter of 2007 includes a $123 million tax settlement.

Fluor Corporation 2008 Annual Report

Shareholders' Reference and Performance Graph

Performance Graph

The graph below depicts the company's total return to shareholders from January 1, 2003, through December 31, 2008, relative to the performance of the S&P 500 Composite Index and the Dow Jones Heavy Construction Industry Group Index ("DJ Heavy"), which is a published industry index. This graph assumes the investment of $100 on January 1, 2003, in each of Fluor Corporation, the S&P 500 Composite Index, DJ Heavy, and the reinvestment of dividends paid since that date.



$500
$400
$300
$200
$100
2003
2004
2005
2006
2007
2008

Fluor	$100.00	$139.13	$198.83	$212.18	$380.76	$237.10
DJ Heavy	$100.00	$120.38	$173.12	$215.29	$408.22	$182.65
S&P 500	$100.00	$110.74	$116.09	$134.21	$141.57	$ 89.82

Common Stock Information

At February 20, 2009, there were 181,525,896 shares outstanding and approximately 7,561 shareholders of record of Fluor's common stock.

Registrar and Transfer Agent

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900

For change of address, lost dividends or lost stock certificates, write or telephone:

Fluor Corporation
c/o BNY Mellon Shareowner Services
P. O. Box 358015
Pittsburgh, PA 15252-8015

Telephone: (877) 870-2366
Web: www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm

Ernst & Young LLP
2100 Ross Avenue
Suite 1500
Dallas, TX 75201

Annual Shareholders' Meeting

Please visit investor.fluor.com for information regarding the time and location of our shareholders' meeting.

Stock Trading

Fluor's stock is traded on the New York Stock Exchange. Common stock domestic trading symbol: FLR.

Company Contacts

Shareholders may call
(888) 432-1745

Investor Relations:
Kenneth H. Lockwood
(469) 398-7220

Electronic Delivery of Annual Report and Proxy Statements

To expedite shareholders' receipt of materials, lower the costs of the annual meeting and conserve natural resources, we are offering you, as a Fluor shareholder, the option of viewing future Fluor Annual Reports and Proxy Statements on the Internet. Please visit investor.fluor.com to register and learn more about this feature.



Fluor Corporation
6700 Las Colinas Boulevard
Irving, Texas 75039
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